SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 8, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company- CVM 1431-1

copel@copel.com

Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR

CEP 81.200-240

MANAGEMENT'S REPORT

AND

FINANCIAL STATEMENTS

2021

SUMÁRIO

MESSAGE FROM THE CEO

Challenging years often highlight the importance of values, good planning and resilience. In 2021, the extension of the coronavirus pandemic and the adversities faced by the electricity sector, especially the water crisis, produced a scenario that demanded a lot from people and companies.

For Copel, it was a year whose excellent results demonstrated the solidity of our actions, aimed at taking care of people, serving our customers well, contributing to society, protecting the environment and generating value for all our stakeholders. We did this while striving to build an increasingly efficient, innovative and responsible company.

Throughout the year, we advanced in our strategy in search of a performance focused on Copel's core business, the electricity sector. We concluded the divestment of Copel Telecom, which injected R$2.5 billion into the Company's cash, and started the preparation of the sale process of Compagas, which we estimate will be concluded in 2022. We also adhered to the hydrological risk renegotiation, which contributed with R$1.6 billion to the consolidated operating revenue (Ebitda) and approximately R$1.0 billion to the profit for the year.

These results, associated with an austere performance, based on consistent planning and strategy, contributed to Copel obtaining in 2021 the highest profit in the Company's history: R$5.0 billion For the second consecutive year, we also had a proposal to distribute robust dividends, equivalent to 65% of adjusted net profit, to be appreciated by the Annual General Meeting, as provided for in our dividend policy.

At the same time, we maintained our commitment to transforming profit into investments. In 2021, once again, we strictly adhered to our investment plan. We invested R$2.1 billion in energy generation, transmission and distribution works.

In the energy distribution sector in Paraná alone, we invested R$1.6 billion in works and programs that help to expand and modernize the state's electrical grid. Part of this amount was invested in the Paraná Tri-phase Program, through which we have already built 6,515 kilometers of new three-phase networks, out of a total of 25,000 kilometers that will be implemented by 2025. In this program alone, R$2.8 billion will be invested, an amount that, in addition to benefiting our customers, will increase our asset base and reduce operating costs.

Another outstanding initiative is the Smart Electrical Grid, the largest smart grid of South America. By the end of 2023, we will have invested R$850 million in the program. As a result, one third of our consumers will have smart meters.

At the end of the year, we acquired the Vilas Wind Complex for R$1.1 billion (Enterprise Value). The enterprise has 186.7 MW of installed capacity and is located in the municipality of Serra do Mel (RN), in one of the best regions in the world for wind energy generation. With this complex, Copel now has 830.1 MW of generating capacity in wind farms in the Northeast of the country.

We are also in the final stage of construction of the Jandaíra Wind Complex, which will add another 90.1 MW to Copel's generation portfolio, contributing to the energy matrix being composed of 14% of energy from wind sources. In all, the project will absorb R$411 million in investments. In addition, in 2021, in southwest Paraná, we concluded the work on the SHP Bela Vista, with an installed capacity of 29 MW, two years in advance. R$224 million were invested in the new unit, which is already generating enough energy to supply 100 thousand people.

In the transmission area, Copel concluded the construction of the 525 kV Blumenau-Curitiba Leste transmission line, with a length of 144.5 km. R$192 million were invested in the project, which will contribute to strengthening the electrical system in Paraná and in the South region as a whole.

All these investments reinforce our focus on the energy sector, prioritizing renewable energies and the ESG (Environmental, Social and Governance) agenda. In this sense, we launched the Carbon Neutrality Plan – a series of new targets with the objective of neutralizing greenhouse gas emissions by 2030. With a management model focused on results, as of 2022, all executive boards have ESG goals linked to their performance.

For the second consecutive year, we achieved the highest level of certification from the Brazilian GHG Protocol Program, the main tool used in the country to understand, quantify and manage an organization's greenhouse gas emissions. Moreover, we are once again part of the portfolio of the Corporate Sustainability Index (ISE) and Efficient Carbon (ICO2), both from B3, the Brazilian stock exchange.

Of the three words that make up the acronym ESG, governance was highlighted throughout 2021 at Copel. We approved a broad reform of the bylaws, with significant advances and the implementation of statutory committees, including a non-controlling shareholders' committee. We have implemented a Units program, which will provide greater liquidity to our shares. We approved an Investment Policy and a Dividend Policy, providing greater transparency and predictability to our investors. Among the various achievements in governance, the main highlight, however, is that we migrated to B3's Level 2.

The permanent search for better levels of efficiency and productivity also remained on our agenda. We completed a new employee severance program, with 461 entries, which will save approximately R$154 million per year in personnel costs. The initiative is in line with the Company's strategy of intensifying digital transformation, with cost reduction, while maintaining the highest levels of quality. In addition to indemnity, employees who joined will benefit from company benefits and incentives for another year.

In order to bring the company's management closer to the businesses and the subsidiaries' teams, we sold the Company's headquarters building, in the central region of Curitiba, and transferred the headquarters to the company's largest hub.

Finally, we emphasize two relevant facts: Copel Distribuição was elected the best distributor in Brazil by the Brazilian Association of Energy Distributors - Abradee, and Copel Mercado Livre consolidated itself as one of the largest energy traders in the country, being the largest for five consecutive months, according to the ranking of the CCEE - Electric Energy Trading Chamber.

We started 2022 with the confidence of a challenging but prosperous year for our Copel, reinforcing our beliefs and values, seeking to value our stakeholders. We will continue to work for the development of Paraná and Brazil, supported by the strength of the electricity sector and the efforts of our employees.

Daniel Pimentel Slaviero

Copel CEO

1. ORGANIZATIONAL PROFILE

Copel was created in October 1954 and operates with state-of-the-art technology in the areas of generation, transmission, commercialization and distribution of energy, as well as in natural gas. It operates a comprehensive and effective electrical system with its own generating plants, transmission lines, substations, electrical lines and grids of the distribution system.

Although the Company is headquartered in Curitiba, Copel is present in 10 other Brazilian states as follows:


Usina Hidrelétrica
Usina Eólica
Linha de Transmissão
Subestação
Linha de Distribuição

- **Participation in the Market**

Principais produtos (%)	Brazil	South Region	Paraná
Electricity generation [1]	[2] 3.3	[3] 19.8	[3] 48.1
Electricity transission [4]	3.7	22.9	49.1
Electricity distribution [5]	[6] 6.2	[6] 33.4	[7] 97.0
Gas distribution	2.7	31.2	65.8

[1] Installed capacity of Copel Geração e Transmissão and SPEs 100%
[2] Considering only the portion belonging to Brazil of the Itaipú Power Plant
[3] The Itaipú Power Plant is not considered in the South region
[4] The market refers to Permitted Annual Revenues - RAP
[5] Distribution wire market
[6] Source: Empresa de Pesquisa Energética - EPE
[7] Estimated data

- **Organizational structure on December 31, 2021**


STATE OF PARANÁ
69.66% Voting Stock
31.07% Total
BNDESPAR
12.44% Voting Stock
23.96% Total
STOCK EXCHANGE CUSTODY (Free Float)
16.13% Voting Stock
44.17% Total
B3
12.02% Voting Stock
36.22% Total
NYSE
4.09% Voting Stock
7.88% Total
LATIBEX
0.02% Voting Stock
0.07% Total
ELETROBRAS
1.45% Voting Stock
0.56% Total
OTHER SHAREHOLDERS
0.31% Voting Stock
0.23% Total
COPEL


COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100.0%
(1) COPEL DISTRIBUIÇÃO S.A. 100.0%
(1) COPEL SERVIÇOS S.A. 100.0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100.0%
(1) F.D.A GERAÇÃO DE ENERGIA ELÉTRICA S.A. 100.0%
(1) BELA VISTA GERAÇÃO DE ENERGIA S.A. 100.0%
(1) MARUMBI TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) COSTA OESTE TRANSMISSORA DE ENERGIA S.A. 100.0%
(1) UIRAPURU TRANSMISSORA DE ENERGIA S.A. 100.0%
(2) UEG ARAUCÁRIA S.A. 60.9% Copel GeT 20.3% Copel Holding
(3) FOZ DO CHOPIM ENERGÉTICA LTDA. 35.8%
(4) MATA DE SANTA GENEBRA TRANSMISSÃO S.A. 50.1%
(4) GUARACIABA TRANSMISSORA DE ENERGIA (TP SUL) S.A. 49.0%
(4) MATRINCHÃ TRANSMISSORA DE ENERGIA (TP NORTE) S.A. 49.0%
(4) INTEGRAÇÃO MARANHENSE TRANS. DE ENERGIA S.A. 49.0%
(4) CAIUÁ TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) CANTAREIRA TRANSMISSORA DE ENERGIA S.A. 49.0%
(4) PARANAÍBA TRANSMISSORA DE ENERGIA S.A. 24.5%
(5) UHE GOVERNADOR JAYME CANET JÚNIOR (MAUÁ) 51.0%
(5) UHE BAIXO IGUAÇU 30.0%
(1) NOVA EURUS IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) NOVA ASA BRANCA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA MARIA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SANTA HELENA ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) VENTOS DE SANTO URIEL S.A. 100.0%
(1) JANDAÍRA I ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA II ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA III ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) JANDAÍRA IV ENERGIAS RENOVÁVEIS S.A. 100.0%
(1) SÃO BENTO ENERGIA 100.0%
GE OLHO D'ÁGUA S.A. 100.0%
GE BOA VISTA S.A. 100.0%
GE FAROL S.A. 100.0%
GE SÃO BENTO DO NORTE S.A. 100.0%
(1) CUTIA EMPREENDIMENTOS EÓLICOS SPE S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO BENTO DO NORTE III S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL I S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL II S.A. 100.0%
CENTRAL GERADORA EÓLICA SÃO MIGUEL III S.A. 100.0%
USINA DE ENERGIA EÓLICA CUTIA S.A. 100.0%
USINA DE ENERGIA EÓLICA GUAJIRU S.A. 100.0%
USINA DE ENERGIA EÓLICA JANGADA S.A. 100.0%
USINA DE ENERGIA EÓLICA MARIA HELENA S.A. 100.0%
USINA DE ENERGIA EÓLICA POTIGUAR S.A. 100.0%
USINA DE ENERGIA EÓLICA ESPERANÇA DO NORDESTE S.A. 100.0%
USINA DE ENERGIA EÓLICA PARAÍSO DOS VENTOS DO NORDESTE S.A. 100.0%
(1) BROWNFIELD INVESTMENT HOLDING S.A. 100.0%
VENTOS DE SERRA DO MEL B S.A. 68.84% Copel GeT 31.16% Brownfield
EOL POTIGUAR E 141 SPE S.A. 100.0%
EOL POTIGUAR E 142 SPE S.A. 100.0%
EOL POTIGUAR E 143 SPE S.A. 100.0%
VILA PARAÍBA IV SPE S.A. 100.0%
EOL POTIGUAR B 61 SPE S.A. 99.99992% Copel GeT 0.00008% Brownfield
(2) ELEJOR - CENTRAIS ELÉTRICAS DO RIO JORDÃO S.A. 70.0%
(2) COMPANHIA PARANAENSE DE GÁS - COMPAGAS 51.0%
(3) CARBOCAMPEL S.A. 49.0%
(3) DONA FRANCISCA ENERGÉTICA S.A. 23.0%
(4) VOLTALIA SÃO MIGUEL DO GOSTOSO I PARTICIPAÇÕES S.A. 49.0%
(4) SOLAR PARANÁ GD PARTICIPAÇÕES S.A. 49.0%
PHARMA SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
PHARMA SOLAR IV GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR I GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR II GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
BANDEIRANTES SOLAR III GERAÇÃO DISTRIBUÍDA SPE LTDA. 100.0%
(1) Wholly-owned subsidiary
(2) Subsidiaries with non-controling interest
(3) Associates
(4) Joint ventures
(5) Joint operations

- ## Awards and Certifications in 2021

Awards and certifications	Certification Body
PNQV Award - National Quality of Life Award - Excellence in Management in Large Company category (gold category)	Brazilian Quality of Life Association (ABQV)
FTSE4Good Index Series - Recognition of the performance of companies in terms of their environmental, social and corporate governance policies and practices	London Stock Exchange (LSE)
ISE B3 - Corporate Sustainability Index	B3
Ibovespa B3	B3
ICO2 (Carbon Efficient Index)	B3
Pró-Ética Seal	General Controllership of the Union - CGU and Instituto Ethos de Empresas e Responsabilidade Social
Aneel Quality Award in the South region category over 400,000 consumer units in 2020 and second place nationally	Aneel
Aneel Onbudsman Award - 1st place national	Aneel
Gold certification seal of the Brazilian GHG Protocol Programl	GHG Protocol
Pro-Gender and Race Equality Seal	Ministry of Women, Family and Human Rights
ABRH Award - PPD (Performance Award) and Family Day	Brazilian Association of Human Resources - ABRH
Abradee Award - best energy distributor in Brazil in the opinion of consumers	Abradee
Abradee Award - Economic-Financial Management (Gold category)	Abradee
Abradee Award - model of excellence of the National Quality Foundation (Silver category)	Abradee
Abraconee Award - best disclosure of the 2020 Financial Statements (bronze category) for Copel Distribuição and (gold category) for Copel	Abraconee - Brazilian Association of Accountants in the Electricity Sector
CIER Award - Customer Assessment and Innovation (Bronze Category)	Comisíon de Integración Energética Regional - CIER América Latina
Climate Paraná Gold Seal	State of Paraná government
Paraná Regional Leaders Award 2021 - Best Company in Sustainable Practices	LIDE Paraná
GPTW certification and ranking among the best companies in Paraná for Copel Geração e Transmissão (15th) and Copel Distribuição (13th)	Great Place to Work
500 Largest in the South Award - 3rd place	Amanhã Magazine
Largest company in Paraná	Amanhã Magazine
Citizen Companhy Certificate - information presented at Social Report	Regional Accounting Council of Rio de Janeiro, Firjan System and Fecomércio
ODS Sesi Award 2021	Sesi - Industry social service

- **Copel in Numbers**

in R$ thousand	2021	2020	change %
Accounting Indicators			
Total assets	49,537,535	46,784,664	5.9
Cash and cash equivalents	3,472,845	3,222,768	7.8
Bonds and securities	361,058	300,530	20.1
Total debt	11,826,061	9,946,012	18.9
Net debt	7,992,158	6,422,714	24.4
Gross operating revenues	35,325,211	25,939,794	36.2
Deductions from revenues	11,340,924	7,306,545	55.2
Net operating revenue	23,984,287	18,633,249	28.7
Operating costs and expenses	18,904,563	14,573,530	29.7
Equitiy in earnings of investees	366,314	193,547	89.3
Equity pick-up	5,079,724	4,059,719	25.1
EBITDA ou LAJIDA	8,400,958	5,522,739	52.1
Financial result	(327,361)	866,271	(137.8)
IRPJ/CSLL	1,259,632	1,285,365	(2.0)
Operating profit	5,118,677	5,119,537	(137.8)
Net income from continuing operations	3,859,045	3,834,172	0.6
Net income for the year	5,048,602	3,909,750	29.1
Shareholder's equity	22,175,235	20,250,518	9.5
Dividends and Interes on shareholder's equity	3,088,487	2,526,006	22.3
Economic and Financial Indicators			
Currrent liquidity (index)	1.4	1.2	16.7
Overall liquidity (index)	1.0	1.0	-
EBITDA Margin (%)	35.0	29.6	18.2
Earnings per share - Common shares	1.61429	1.36229	18.5
Earnings per share - Class "A" preferred shares	1.86252	1.80062	3.4
Earnings per share - Class "B" preferred shares	1.95747	1.49852	30.6
Equity value per share - R$ (shareholders' equity/number of shares)	8.1	7.4	9.5
Debt on shareholders' equity (%)	53.3	49.1	8.6
Operating margin (operating profit/net operating revenue) (%)	21.3	27.5	(22.5)
Net margin (net income/net operating revenues) (%)	21.0	21.0	-
Participation of third-party capital (%)	55.2	56.7	(2.6)
Return on shareholder's equity (%) (1)	24.9	22.2	12.2

(1) LL ÷ (PL initial)

2. ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) MANAGEMENT

Copel is a pioneer in the management of environmental, social and corporate governance issues. Throughout its history, it has consolidated itself as a company committed to providing energy and solutions for the sustainable development of society, being the first electric sector to adhere to the United Nations Global Compact - UN, in 2000.

Economic growth, socio-environmental responsibility, innovation and excellence in governance are concepts intrinsic to the Company's business strategy, and Copel is proud to be at the forefront of biodiversity preservation and socio-environmental programs, in accordance with the guidelines of the Company's Sustainability Policy.

To disseminate and materialize this commitment, Copel develops actions and programs that benefit the community, the environment and the internal public. Copel's trajectory towards sustainability prioritizes innovation in processes, the quality of services provided and management transparency.

Further information on the practices adopted by the Company and sustainable development can be accessed at https://copelsustentabilidade.com.

2.1. Corporate Governance

The Company's corporate governance encompasses an efficient set of mechanisms, both of incentives and monitoring, in order to ensure that its performance is always aligned with the best interests of the Company and its stakeholders.

The model adopted is based on the Code of Best Practices of Corporate Governance for Listed Companies, of the Brazilian Institute of Corporate Governance - IBGC, and based on the principles of transparency, equity, accountability and corporate responsibility, following the best market practices.

In March 2021, a comprehensive amendment to the bylaws was carried out in the Company, including requirements for B3's (Brasil, Bolsa, Balcão - São Paulo stock exchange) Corporate Governance Level 2, and the migration took place in November 2021, which includes differentiated practices, such as 100% tag along for common and preferred shares, a protection mechanism for non-controlling shareholders, which grants equal treatment to all shareholders; voting rights for preferred shareholders in matters dealing with the transformation, merger or spin-off of the Company; and use of the Market Arbitration Chamber, a stock exchange body.

This movement consolidates a cycle of significant advances, among which the following stand out:

- the statutory guarantee of full application of tariff adjustments approved by the National Electric Energy Agency - Aneel, which can only be changed or excluded if there is approval by the majority of shareholders holding preferred shares;
- implementation of the Units Program;

- the new Dividend Policy, which offers predictability, in line with financial solidity;
- the launch of the Investment Policy, with clear guidelines to guide the Company's sustainable growth;
- the increase from two to three in the number of members elected by non-controlling shareholders to the Board of Directors;
- the creation of three new statutory committees: Investment and Innovation Committee, Sustainable Development Committee and Non-Controlling Shareholders Committee;
- the inclusion of an independent external member in the Statutory Audit Committee; and
- the composition of the Board of Directors by nine members, including seven independent.

The Company also complies with the provisions of Federal Laws No. 6,404/1976 and No. 13,303/2016, the rules of the Brazilian Securities and Exchange Commission - CVM and other applicable legislation in Brazil. Abroad, it complies with the standards of the Securities and Exchange Commission - SEC and New York Stock Exchange - NYSE, in the United States; and Latibex, from *Bolsa y Mercados Españoles*, in Spain.

Copel's corporate governance system also incorporates the governance of wholly-owned subsidiaries, as established in the sharing agreement.

To assess the maturity and quality level of Copel's corporate governance, the Company participates in indexes and market recognitions that allow comparison with its peers and companies from different sectors: Corporate Sustainability Index (ISE B3), Dow Jones Sustainability Index (DJSI) and Pro-Ethics Company Seal. Another comparison parameter is the Corporate Governance Report, prepared in accordance with CVM Instruction No. 586/2017, in which Copel reports its level of adherence to the practices of the IBGC code.

2.1.1. Strategic Reference

Copel's actions and management decisions are directed by the guidelines established in its Mission, Vision and Values, as follows:

Mission: Provide energy and sustainable development solutions.

Vision: To be a reference in the businesses in which it operates generating value in a sustainable way.

Values:

- **Ethics:** Result of a collective agreement that defines individual behaviors in line with a common goal.
- **Respect for people:** Taking others into account.
- **Commitment:** Ability to engage intensely and completely in the work, contributing to the achievement of the organization's goals.
- **Transparency:** Accountability of the decisions and achievements of the company to report its positive or negative aspects to all stakeholders.
- **Safety and Health:** Healthy working environment in which workers and managers collaborate to use a process of continuous improvement of the protection and promotion of safety, health and well-being for all.

- **Responsibility:** Conducting the company's life in a sustainable manner, respecting the rights of all stakeholders, including the future generations, and the commitment to sustaining all life forms.
- **Innovation**: Applying ideas in processes, products or services in order to improve something that already exists or to build something different and better.

2.1.2. Governance Structure


Shareholders Meeting
Nomination and Evaluation Committee
Supervisory Committee
Statutory Audit Committee
Board of Directors
Sustainable Development Committee
Internal Audit
Executive Board
Investment and Innovation Committee
Chief Executive Office
Minority Shareholders Committe
Holding
Chief Financial and Investor Relations Office
Chief Corporate Management Office
Chiel Legal and Regulatory Officer
Chief Business Development Office
Chief Governance, Risk and Compliance Office

General Shareholders Meeting

It is the forum in which shareholders are empowered to decide all businesses related to the Company's purpose and make the resolutions considered convenient for its defense and development.

Nomination and evaluation committee

A permanent body whose purpose is to assist the shareholders by verifying the compliance of the appointment and evaluation process of managers, supervisory board members and members of Statutory Committees, in accordance with the legislation in force.

NOMINATION AND EVALUATION COMMITTEE	
Chairman	Marcos Leandro Pereira
Member	Robson Augusto Pascoalini
Member	Durval José Soledade Santos

Supervisory Board

Permanent body that analyzes and issues an opinion on the financial statements and supervises the acts of the directors. It consists of five full members and an equal number of alternates, elected by the General Shareholders Meeting of for a mandate of two years.

SUPERVISORY BOARD	
Chairman	Demetrius Nichele Macei
Board Member	Harry Françóia Júnior
Board Member	José Paulo da Silva Filho
Board Member (Minority - ordinary)	Eduardo Badyr Donni
Board Member (Minority - preferred)	Raphael Manhães Martins
Board Member - alternate	Otamir Cesar Martins
Board Member - alternate	Verônica Peixoto Coelho
Board Member (Minority - ordinary) - alternate	Estevão de Almeida Accioly
Board Member (Minority - preferred) - alternate	Cristiane do Amaral Mendonça

Board of Directors

Deliberative body responsible for fix the general business orientation, in accordance with the powers established in Copel's Bylaws and Internal Regulations. It consists of nine members elected by the General Meeting for a mandate of two years.

BOARD OF DIRECTORS	
Chairman - independent	Marcel Martins Malczewski
Board Member	Daniel Pimentel Slaviero
Board Member - independent	Marco Antônio Barbosa Cândido
Board Member - independent	Carlos Biedermann
Board Member - independent	Gustavo Bonini Guedes
Board Member (Minority - ordinary) - independent	Leila Abraham Loria
Board Member (Minority - ordinary) - independent	Andriei José Beber
Board Member (Minority - preferred) - independent	Marco Antonio Bologna
Board Member (Elected by employees)	Fausto Augusto de Souza

Executive Board

Executive body responsible for executive functions, with the attribution of representing the Company, in accordance with attributions and duties established in the Bylaws.

EXECUTIVE BOARD	
Chief Executive Officer - CEO	Daniel Pimentel Slaviero
Chief Business Management Officer	Ana Letícia Feller
Chief Financial and Investor Relations Officer	Adriano Rudek de Moura
Chief Legal and Regulatory Officer	Eduardo Vieira de Souza Barbosa
Chief Business Development Officer	Cassio Santana da Silva
Chief Governance, Risk and Compliance Officer	Vicente Loiácono Neto
Chief Assistant Communications Officer	David Campos

Statutory Audit Committee

Body consisting of three members, all independent, chosen from among the Board members. Its main duties are to supervise, review, supervise, monitor and, where appropriate, present recommendations on the Company's activities. It is also responsible by operationalization of the Reporting Channel.

STATUTORY AUDIT COMITTEE	
Chairman	Marco Antônio Barbosa Cândido
Financial expert member	Carlos Biedermann
External member	Luiz Claudio Maia Vieira

Minority Shareholders Committee

In order to analyze and issue recommendations and opinions with the aim of providing greater alignment with the best corporate governance practices. It operates in transactions with the Controlling Shareholder, its agencies and/or foundations, outside the normal course of business, within the scope of competence of the CAD, aiming at the transparency and impartiality of the transaction for non-controlling shareholders.

MINORITY SHAREHOLDERS COMMITTEE	
Chairman	Leila Abraham Loria
Member	Andriei José Beber
Member	Marco Antonio Bologna

Investment and Innovation Committee

The purpose of the Investment and Innovation Committee will be to analyze and issue recommendations about the Company's investment proposals, being it the only one for the Company and its direct and indirect subsidiaries.

INVESTMENT AND INNOVATION COMMITTEE	
Chairman	Marco Antônio Barbosa Cândido
Member	Daniel Pimentel Slaviero
Member	Marco Antonio Bologna

Sustainable Development Committee

Body with the purpose of assisting the CAD in proposing guidelines, policies and principles related to people management and the sustainable development of the Company, its wholly-owned subsidiaries and direct or indirect subsidiaries, with an emphasis on environmental, social and corporate governance (ESG) dimensions,

within the best market practices, as well as in the analysis and issuance of recommendations and opinions related to compliance with legal and regulatory requirements, internal provisions and commitments.

SUSTAINABLE DEVELOPMENT COMMITTEE	
Chairman	Andriei José Beber
Member	Daniel Pimentel Slaviero
Member	Fausto Augusto de Souza
Member	Marcos Leandro Pereira
External member	Fernando Tadeu Perez

The complete description of the administrative structure and other relevant information is available at https://www.copel.com/hpcweb/institucional/portal-da-transparencia/institucional/

2.1.3. Integrity Program

Its purpose is the correct handling of ethical and conduct deviations, and mainly the implementation of anti-corruption measures adopted for the prevention, detection and remediation of harmful acts to the Company, which involve, for example, the occurrence of bribery, kickbacks, conflict of interest, fraud in bidding and payment processes, among others.

The program is aimed at all employees, suppliers, outsourced workers, interns, service providers and contractors and, in order to fulfill its function, it is based on 5 pillars that, in an interdependent way, support the development and constant improvement of all the mechanisms adopted.. They are:

a) Leadership and structure

It represents the support and commitment of the Company's management to the effectiveness, development and continuous improvement of the program. The performance of the executive board strengthens the commitment to creating a culture of ethics and integrity within the Company.

Ethics Committee

Auxiliary body to the Board of Directors with the following main duties: monitoring the process of receiving and verifying reports received through the Whistleblower Channel; decide on the application of disciplinary measures and monitor the resolution of deficiencies identified during the processes of investigation of complaints in accordance with internal regulations and applicable legislation.

Code of Conduct

Instrument that guides the actions of all people who perform activities on behalf of Copel, such as employees, managers, members of boards and committees, interns, suppliers, service providers and outsourced workers.

Communication Channels

The communication channels offer means to record opinions, criticisms and complaints, to carry out consultations, and mainly, to receive complaints about improper conduct or situations that involve violation of ethical principles, rules, policies, laws and regulations.

- Whistleblower channel: independent channel available to internal and external audiences. Operated by a contracted company, it offers a guarantee of absolute secrecy, and can be accessed by phone, website or message recording by answering machine. Intended to receive complaints about fraud, corruption and other irregularities, moral harassment, ethical and conduct deviations, in addition to consultations related to the Code of Conduct. The telephone number is 0800-643-5665 and the website is www.copel.com/canaldedenuncias
- Ombudsman's Office: established by Aneel's determination, Copel's ombudsman's office is responsible for receiving, analyzing and forwarding requests for information, suggestions, complaints and incident reporting from the public and external audiences, in addition to monitoring and following up on processes so that responses are given quickly and efficiently. Service is provided by phone, fax, email, application, in person or by mail. The telephone number is 0800-647-0606 and the email address is ouvidoria@copel.com

b) Risk Analysis

Corporate risks are classified in the Company into Strategic Risk, Financial Risk, Operational Risk and Compliance Risk. A specific methodology is used to analyze and assess risks, presenting the relationship between the probability of an event occurring and the impact at Copel. In this way, it is possible to make decisions aimed at reducing the identified risks.

c) Policies and Procedures

Based on the results of the analysis of the Compliance Risks identified, corporate standards and policies are created or improved to guide the conduct of stakeholders in relation to integrity issues. The practices that compose the program are directly related to the prevention, detection and remediation of fraud and corruption. The main normative instruments and procedures related to the Integrity Program are:

- Corporate Policies - NPC
- Copel Administrative Standard - NAC
- Competency Levels - NCO
- Internal control procedures: activities aimed at maintaining the internal control environment and complying with current legal and regulatory requirements, especially the Sarbanes-Oxley (SOX) Act. The structure of internal control follows the standards of the Committee of Sponsoring Organizations for the Treadway Commission - COSO, which is an internationally recognized framework.
- External control procedures (State Public Control): activities to meet the internal control requirements defined by the external control bodies of the state public power, as well as support to senior management and the business areas regarding the actions to comply with the notes made by these bodies

- Integrity Assessments (Background Check): composed by supplier integrity assessment, integrity assessment in the nominations of candidates to occupy management positions or group boards and integrity assessment in hiring and sponsorships

d) Communication and Training

These are actions aimed at disseminating the culture of ethics and integrity to all stakeholders. The communication and training plan is based on the Fraud and Corruption Risk Matrix. According to the analysis, legally mandated disclosures and trainings are foreseen and the specific trainings that will be made available to the entire Company or to selected audiences are determined. Some of the practices adopted are:

- Compliance Ambassadors Program: dissemination of the culture of integrity and Compliance through the engagement of trained employees from different areas and locations.
- Training and events: in compliance with the legislation and in accordance with the best market practices, Code of Conduct training is applied annually, in the distance learning mode - Distance Learning (EAD), to all employees. A series of training sessions are held for the elected managers, covering topics such as corporate and capital market legislation, confidentiality and disclosure of information, internal controls, corporate governance and strategic management of business risks, in addition to the Anti-Corruption Law, the Transaction with Related Parties and Conflicts of Interest Policy and Copel's Code of Conduct. In addition to mandatory training, all employees or specific audiences are provided with training on content that was defined through monitoring of the Integrity Program.
- Compliance Alert: sent by email, which can be directed to specific audiences or to the entire Company. The alerts aim to promote the dissemination of information related to integrity by addressing issues relevant to the compliance of activities and/or that may generate risks or cause losses to the Company.
- Compliance Portal: Available on the Company's homepage, the Portal offers access to the Code of Conduct and the Integrity Program, in addition to information on Compliance practices relating to the role of each area or body involved.
- Transparency Portal: aims to facilitate access to information about the Company, as determined by Federal Law No. 12,527/2011, Federal Decree No. 7,724/2012, State Law No. 16,595/2010 and State Decree No. 10,285/ 2014. The Portal presents information on bids and contracts, revenues and expenses, socio-environmental programs, projects and works, employees, hiring, dismissals and public tenders, in addition to institutional information such as structure, administration, regulations, among others.

e) Program Monitoring

Includes the continuous evaluation of the effectiveness of the practices that are part of the program, aiming to guarantee that the program is functioning satisfactorily. Through constant monitoring, adjustment needs can be identified in the program's mechanisms due to changes in external legislation and regulations, the emergence of new risks for the business, changes in the Company's objectives, unforeseen situations or even

possible program execution failures.

- Compliance Controls: carrying out preventive tests on topics provided for in internal rules, pointing out the need to improve corporate processes in matters of compliance with requirements and standards. Anti-fraud procedures are also applied in areas and in corporate processes, in which vulnerabilities are identified in relation to fraud and corruption risks.
- Periodic reporting to Management and to the relevant Boards and Committees of the reports on the matters handled under the Integrity Program, among them, the Corporate Risks, Internal Controls and Compliance report, in addition to the Whistleblower Channel Report.
- Investigation of Incidents received by the Whistleblower Channel. Conducted under the responsibility of the Governance, Risk and Compliance Board and with absolute secrecy, the investigation can be carried out by the specialized Compliance team or by the team of external investigators. The entire process is monitored by the Ethics Committee, the Board of Directors and the Statutory Audit Committee.
- Formal and standardized establishment of disciplinary measures covering the entire Company in case of violation of the standards and rules included in the Integrity Program.
- External evaluations of the Program: Copel participates annually in the ISE – Corporate Sustainability Index, which, among other aspects, evaluates issues such as corporate governance and issues related to integrity within the Company. It also participates in the Pro-Ethics, related to the functioning of the Integrity Program and which is one of the main tools for improving the program and for defining new goals.
- Periodic self-assessment of the Program carried out annually using its own methodology. Self-assessment is a complementary instrument to assess the efficiency, efficacy and effectiveness of the Program's actions. Similar to external evaluations, the method comprehensively identifies all the details of the program's operation relating to legal aspects and best practices.

2.1.4. External Audit

Under the terms of Instruction 381/2003, of the Brazilian Securities and Exchange Commission, in an internal Corporate Governance standard and under the review and supervision of the Statutory Audit Committee, the Company and its wholly-owned subsidiaries have a contract with Deloitte Touche Tohmatsu Auditores Independentes since March 03, 2021, to provide audit services. The work necessary for the evaluation of the fiscal year will extend until September 07, 2021, date that will correspond to its final term, and may be formally extended by up to 42 months. The estimated value of contracting for the period 2021-2022 is R$ 4.8 million.

The Company changes the firm responsible for auditing its financial statements in accordance with the independent auditor's rotation criterion, in accordance with CVM Resolution 23/2021.

When hiring other services from its external auditors, the Company's practice foresees the prior analysis by the Audit Committee of the Board of Directors, which should take into account in this evaluation whether a relationship or service rendered by an independent auditor: (a) creates conflicting interests with its audit client;

(b) puts them in a position to audit their own work; (c) results in working as a manager or an employee of the audit client; or (d) puts them in a position of being an advocate to the audit client.

The Statutory Audit Committee also considers in this type of assessment if any service rendered by the independent audit firm may impair in fact or apparently the firm's independence. Whenever necessary, the Statutory Audit Committee can count on the technical support of the Internal Audit, or independent advisory service for a technical evaluation that may be required in each specific case, the discussions on the hiring of other independent auditor services are recorded in the minutes of meeting of these boards.

Pursuant to article 2 of CVM Instruction 381/03, Copel informs that Deloitte Touche Tohmatsu Auditores Independentes, an independent auditor of the Company and its subsidiaries, after prior analysis by the Statutory Audit Committee, rendered services not related to the independent audit, during the year ended December 31, 2021, as follows:

Type	Contract date	Period
Review of Fiscal Procedures	08.03.2021	18 month
Other Audit Services (1)	08.03.2021	18 month

(1) Audit in the application of resources from Social Programs and in loan statements

The Company contracted a total of R $ 145.6 thousand for the services described above, which is equivalent to 3% of the fees related to those of external audit services contracted for 2021.

2.2. Social Performance

Considering that Copel is the largest company in Paraná, which provides essential services and has large operations, the impact of operations is significant, mainly on local communities, either due to these characteristics or to the social and philanthropic investment made.

In addition to the mandatory social programs in the context of environmental licensing, Copel develops other actions aimed at communities within the scope of corporate sustainability and in a corporate manner. The continuous communication of the results obtained with this range of initiatives allows the establishment of action strategies, identification of opportunities and the proposition of improvements.

2.2.1. Social Responsability

Ethical socio-environmental performance is a Copel's commitment, which guides its activities by the concept of social responsibility.

Copel considers the expectations of stakeholders in its decisions and seeks alternatives that promote social well-being according to legislation, international standards of behavior and development agendas recognized worldwide, such as the 2030 Agenda of the United Nations - UN, which establishes 17 objectives and 169 goals to achieve sustainable development.

Human Rights

Copel, committed to respecting Human Rights and aligned with the UN Guiding Principles on Business and Human Rights, understands that it is its responsibility to respect the rights guaranteed by the Federal Constitution and the Universal Declaration of Human Rights, in addition to preventing and mitigating violations that occur within its sphere of influence.

In this sense, Copel provides a series of guidelines related to its regulations, promotes actions with its stakeholders and produces specific materials, according to the risks and opportunities it identifies. The Company is also represented in the Human Rights Working Group of the Global Compact Network Brazil, which allows the sharing of experiences with other companies and keeps it updated in relation to the best sustainability practices.

Human Resource Policies

It formalizes guidelines to prevent, mitigate and repair violations that may occur at the Company, in its production chain or in impacted communities. Based on it and on its own methodology for identifying human rights risks, developments in the Company's various areas of activity are foreseen.

Diversity Program

Copel adopts several initiatives, through the Standing Diversity Commission, in order to promote diversity in terms of gender, race/color, age, religion and sexual orientation, as well as the inclusion of people with disabilities, migrants and refugees, creating an inclusive and collaborative work environment through the Diversity Program.

The program encompasses several initiatives such as joining the federal government's Pro-Gender and Race Equity Program; the Breastfeeding Rooms in some units; improvement of actions for structural accessibility in its properties and attitudinal accessibility, addressing interpersonal relationships and periodic monitoring of indicators.

Social Investment

Social investments are made through tax incentives, the Copel Sustainability Award (Susie Pontarolli Trophy) and philanthropic actions, structured to respond to situations of social or environmental crises, aiming to promote sustainable development in all dimensions of the sustainability concept - social, environmental, economic and cultural.

Stakeholder engagement

Aware of the responsibility that the Company has towards society, Copel promotes stakeholder engagement in various ways, such as: Programa Eletricidadania, inwhich employees have the possibility to use, voluntarily and spontaneously, up to 8 hours of their professional work time, every two months, to carry out social action or community interest activities; Iguaçu Regional Museum and Espaço Energia, which welcomes the public to its facilities, substations and spaces maintained with a focus on educational activities; among many other


Employees by career
Elementary School
31
Graduate school
1,710
Bachelor's degree
2,384
Vocational school
1,122
High school
1,291

programs developed by the subsidiaries with the local communities.

2.2.2. Human Resources

Copel has 6,538 employees in its headcount in December 31, 2021 and 6,831 in December 31,2020. Four new employees were admitted/reinstated in 2021. During the same period, 297 employees left the Company. Of this total, 153 through the incentivized retirement program. The turnover rate was 2.2% in 2021 a nd 3.1% in 2020.

- **People Development**

Highlights of the benefits granted by the Company to all its employees, in addition to those provided for by legislation, include: tuition grants; advances on vacation pay and an additional payment of 1/3 of salary in addition to legally required amounts; the advance of the first installment of the 13th monthly salary in January; profit sharing; performance award; quality of life incentives, with initiatives such as Copel's choir and the company games; food and meal vouchers; snack voucher; childcare assistance; assistance to employees with disabilities and to employees who have disabled dependents; maternity leave and extended paternity leave; and supplementation of sick pay. Employees may opt to reduce the working day from 8 hours to 6 hours, according to the criteria established in internal regulations.

Additionally, through Fundação Copel de Previdência e Assistência Social, of which Copel is a sponsor, the following are granted: private pension plan, in addition to the official social security, and health and dental care plans. The Fundação Copel also provides a portfolio of loans to its participants under legal provisions governing the investment of its pension fund reserves.

Copel also recently launched the Remote Work Program, which adopts the hybrid work regime, with voluntary entry. In this model, employees can fulfill part of their workday in person and part at a distance.

In 2021, a greater focus was given to mental health and, therefore, the Plenamente program was created, based on the identified need to provide guidance and support to employees, especially due to the impacts and effects of the pandemic caused by Covid-19. The workshops offered and the Plenamente Learning Track bring information about psycho-emotional health, emotional balance, concepts and prejudices. And, through a partnership with Fundação Copel and its EquilibradaMente program, psychological support is offered 24 hours a day to Copel's employees.

Still thinking about caring for employees, Copel created the Primary Health Care Unit (APS), at the Km3 hub. The service center is the place where employees can perform primary and periodic health exams, with a focus on prevention, in addition to prophylactic dental care. The APS has medical and dental consultation rooms, exam collection room, pharmacy, gynecological care and stabilization room, for urgent cases. The benefit extends to family members and does not charge co-participation.

- **Compensation**

Copel's practices for compensation, recognition and incentives are based on the Company's structured compensation model supported by two pillars: fixed pay (reflecting market levels and individual merit) and variable pay (Profit Sharing Program [PLR] and Perfomance Award [PPD]). The Profit Sharing Program consists of corporate goals and indicators and the amount is distributed equally to all employees, in accordance with Federal Law No. 10,101/2000, State Law No. 16,560/2010 and State Decree No. 1,978/2007, with the wording given by State Decree No. 6205/2020. The Performance Award, in turn, consists of recognizing performance and meeting goals at different organizational levels (director, superintendence, department and division). The ratio between the lowest salary paid by the Company in December 2021 (R$ 2,173.37) and the national minimum wage in effect on that date (R$ 1.100.00) was 1.98 times, and there was no significant difference in the same period in relation to the proportion of basic salary between men and women.

- **Labor relations**

The Company has relationships with 19 unions representing different classes of workers and, throughout the year, promotes four-monthly meetings to discuss matters of mutual interest. On the occasion of the base date (October) this relationship intensifies when the unions and Copel discuss demands for the official collective bargaining agreement (ACT). Specifically during the period of the Covid-19 pandemic, Copel and the unions held weekly meetings to monitor cases among employees.

- **Performance assessment**

Since 2013, Copel's Performance Management is carried out through the Our Energy Program, which which, over time, has been improved according to the best market practices. According to the rules of the Program, at least once a year each employee receives feedback from their manager considering the performance presented. At the time of evaluation and feedback, the expected performance for the next period is also set.

As of the 2021 cycle, Nossa Energia underwent a revitalization with the support of Fundação Instituto de Administração - FIA. The conduction of this project had as its central points the review of a People Management System based on competences, stimulating a meritocratic culture and considering evaluation criteria related to the axes of action, competences and level of complexity of the professional. The revitalization of the program focused on encouraging the professional development and ownership of Copel's employees.

- **People Development**

Professional development at Copel is guided by the result of the competency assessment, arising from the competency-based management program, which defines the expected deliverables of employees and the identification of training needs arising from the areas. In order to carry out corporate programs, we rely on the support of UniCopel - Universidade Corporativa Copel. These are characterized by education and communication actions focused on specific topics.

Some of the corporate development programs carried out in 2021 are highlighted below:

- **Improvement Course in Governance for Administrators and Supervisory Board Members of Mixed Capital Companies:** aiming at the improvement of the Company's board members and administrators, was carried out by IBGC. Topics such as risk management, responsibilities of the board and administrators, code of conduct and anti-corruption law were addressed in the 2021 edition.
- **Programs for cybersecurity and personal data security:** All employees were trained in 2021, in addition to officers and interns, in concepts for the promotion of digital security, through cybersecurity awareness training and the General Personal Data Protection Law - LGPD, initiating a continuous practice of learning aimed at that theme.
- **Project Management Training Program:** had Copel employees as professors, demonstrating and recognizing the technical quality of these professionals. A preparatory course for PMI certification was also promoted, raising the level of specialization of professionals who manage and/or will manage projects at Copel.
- **Other actions:** Diversity topics were also included in the annual training agenda. In 2021, awareness-raising actions were carried out for employees and the external public, of which the Diversity and Inclusion training: LGBTI+ people and the work environment and the "Why do we need to talk about racism?" training stand out. Also noteworthy are the ExataMente events: girls and women in hard sciences, an initiative that aimed to encourage girls to learn about careers in hard sciences through lectures, given by Copel engineers and the event X-Ray of men: a sincere conversation about masculinity, aimed at the Company's staff.
- **Continuous learning:** Last year, the virtual community called Compartilhando Energia was launched, in which learning opportunities are periodically published. These are courses and content available to all employees, promoting an update in their scope of work. Other actions of the Company are the offer, for all the internal public, of courses whose subjects are related to the quality, processes and project management, self-development and about quality tools in the distance learning modality; the execution of the foreign language training program for employees who use another language in their work activities; investing in postgraduate courses for professionals who need to specialize in their area of expertise; and continuous establishment of educational partnerships, through public notice in force since 2016. These partnerships grant discounts or some other benefits, and cover basic, higher and professional education, qualification, improvement and foreign languages and can be extended to dependents.
- **Learning paths:** consists of sharing knowledge from employees to employees. It is characterized as a dynamic and simple approach, since it gives autonomy to the producers in the preparation and publication of the material. In 2021, the Strategic Planning, Plenamente, Nossa Energia and Contract Management tracks were published. The tracks are available to all employees and can also be accessed from a cell phone.

2.2.3. Suppliers

As it is a mixed capital company, Copel is subject to Federal Law No. 13,303/16 and to the Internal Regulations

for Bidding and Contracts, which restrict supplier selection actions. However, in addition to legal obligations, the Company uses, as main criteria in the selection of suppliers, compliance with labor legislation and respect for human rights, fiscal suitability and environmental commitment.

The criteria are defined in the bidding documents, contractual clauses, supplier registration manuals and the Code of Conduct, in addition to standards and technical manuals permanently available to stakeholders on the organization's website. Copel's suppliers are included in the Company's Integrity Program through workshops, lectures and events on anti-corruption measures and standards.

Hiring parties also have access to Copel's Supplier Manual, received when signing the contract, and commit, through the Acknowledgment and Commitment Term, to the Company's principles and guidelines. Moreover, suppliers are included in Copel's Sustainability Policy, through which the Company recognizes the best initiatives through the Copel Sustainability Award - Susie Pontarolli Trophy.

If there are negative impacts practiced by suppliers that breach the contractual agreement, the contract manager has the duty to evaluate the relevant administrative sanctions, which can be a warning, and/or fine, contract termination, and/or temporary suspension (independent administrative process).

2.3. Environmental Dimension

Environmental studies are carried out for each new project as part of the licensing process, with a frequency that varies according to the complexity of the work. The results support specific programs, which, in addition to being mitigating and compensatory, aim to achieve eco-efficiency, preserve biodiversity and reduce greenhouse gas emissions.

The Company's environmental guidelines, applicable to its own employees, outsourced workers and suppliers, were built based on the eco-efficiency concepts, which advocate the development of projects that properly use natural resources and allow the dissemination of Copel's good practices and values.

The environmental goals are stipulated through committees composed of representatives of the Company's executive boards and are developed based on Copel's history, seeking the best use of resources, minimizing impacts and complying with economic analysis. Each committee defines the values, the deadline and the way of carrying out these goals, which are submitted to the approval of the Company's senior management, with the periodic performance monitoring, and are valid for all processes and are related to the employees' and senior management's performance.

In order to monitor good practices and the quality of environmental management, Copel adopts a series of indicators, periodically monitored by the Company's environmental areas, among which atmospheric and greenhouse gas (GHG) emissions, waste, consumption of natural resources (eco-efficiency: water, energy, fuels, paper) and environmental monitoring (ichthyofauna, effluents and vegetation).

- **Climate Change**

The effects of climate change directly affect Copel's business, impacting its operation, whether in the capacity

to generate energy or in the demand for maintenance of transmission lines, substations or other facilities, resulting in costs, the need for labor and losses for the consumers.

Aware of its responsibility on the subject, the Company announced, in 2021, its Carbon Neutrality Plan, through which it intends, by 2030, to neutralize greenhouse gas emissions and offset residual emissions from the assets it operationally controls. Another novelty is the inclusion of climate change effects on the main businesses in the Risk Matrix.

Copel's actions in this area are guided by the Climate Change Policy, whose guidelines are based on the recommendations and methodologies of the GHG Protocol, the Global Compact Principles, the National Climate Change Policy, the State Climate Change Policy and the Sustainable Development Goals (SDGs).

In 2022, Copel will continue to be part of the Carbon Efficient Index (ICO_2), from B3. The stock exchange invites companies holding the 100 most traded shares to participate in the index portfolio, as long as they prepare a GHG emission inventory and report it by December 31 of the year prior to the portfolio. Copel would inventory its emissions annually based on the Brazilian GHG Protocol program.

- **Environmental Programs**

The environmental programs developed within the Company's scope seek to preserve, recover and mitigate negative impacts in the areas affected by the projects, as well as in the regions where they are located.

Copel Geração e Transmissão focuses, due to its activity, on the creation and conservation of Permanent Preservation Areas - APP, on the protection of local fauna and on care for the integrity of the environments around wind and hydroelectric plants and their respective reservoirs, thermal plants, as well as in the right-of-way of transmission lines..

The environmental programs developed within the scope of Copel Distribuição seek to preserve, recover and mitigate negative impacts in the areas affected by the subsidiary's projects, as well as in the regions where they are located, especially in forests and wooded urban areas.

The Company's programs are detailed at https://copelsustentabilidade.com/ambiental/compromisso-ambiental.

- **Natural Resources**

Natural resources management is fundamental for the sustainability of Copel's business, whose main guidelines in relation to the environment are the promotion of eco-efficiency in all processes, with a view to reducing consumption and sustainable use of natural resources and ecosystem services; the mitigation of negative impacts and enhancement of positive ones in its activities and businesses; as well as the consideration of climate change impacts on the operation and expansion of assets. To learn more, visit https//copelsustentabilidade.com/ambiental/recursos-naturais/

2.4. Social Balance Sheet

ANNUAL SOCIAL BALANCE SHEET On December 31, 2021 and 2020 (In thousands of Reais, except when indicated otherwise)					
			2021		2020
	1 - CALCULATION BASIS				
NE 32	Net Revenue (NR)	23,984,287		18,633,249	
	2 - INTERNAL SOCIAL INDICATORS		% on RL		% on RL
NE 33.2	Management compensation	18,118	0.1	18,465	0.1
	Employees compensation	827,046	4.4	820,938	5.2
	Food (food voucher and other)	128,572	0.7	128,721	0.8
	Compulsory payroll charges	279,613	1.5	274,645	1.7
	Pension plan	75,836	0.4	70,743	0.4
	Health (healthcare plan)	201,585	1.1	182,269	1.1
	Training and professional development	6,506	0.0	6,588	0.0
NE 33.2	Profit sharing based on performance provision	367,423	2.0	481,681	3.0
NE 33.2	Workers' compensation and severance expenses	139,232	0.7	66,905	0.4
	Culture	940	0.0	663	0.0
	Nurseries or day care assistance	1,719	0.0	2,123	0.0
	Safety and Health	4,716	0.0	6,110	0.0
	Education	2,584	0.0	3,037	0.0
	Extended maternity benefit	579	0.0	638	0.0
	Transportation allowance surplus	90	0.0	155	0.0
	Total	**2,054,559**	**11.0**	**2,063,681**	**13.0**
	3 - INDICADORES SOCIAIS EXTERNOS		% Sobre RL		% Sobre RL
	Culture	20,597	0.1	10,245	0.1
	Health and sanitation	1,450	0.0	1,425	0.0
	Sports	5,279	0.0	8,256	0.1
	"Morar Bem" Program	0	0.0	1,676	0.0
	Childhood and adolescence fund	2,314	0.0	2,160	0.0
	Research and Development	81,096	0.4	50,859	0.3
	Energy Efficiency Program	69,970	0.4	41,293	0.3
	Elderly Fund	2,314	0.0	2,160	0.0
	Other	2,842	0.0	2,279	0.0
	Total contribution to society	**185,862**	**1.0**	**120,353**	**0.8**
	Taxes (except payroll charges)	12,153,747	65.2	8,140,060	51.3
	Total	**12,339,609**	**66.2**	**8,260,413**	**52.1**
	4 – ENVIRONMENTAL INDICATORS		% on RL		% on RL
	Investments and maintenance expenses in operational processes to improve the environment	375,345	2.0	410,583	2.6
	Investments and expenses with the preservation and/or recovery of degraded environments	2,212	0.0	6,503	0.0
	Investments and expenses with environmental education for employees, outsourced, self-employed and corporate administrators	24	0.0	26	0.0
	Investments and expenditures on environmental education for the community	283	0.0	715	0.0
	Investments and expenses with other environmental projects	5,767	0.0	15,649	0.1
	Total	**383,630**	**2.1**	**433,476**	**2.7**

NE - Note

		2021	2020
(1)	**Environment sanctions**		
	Quantity of environmental sanctions	3	7
	Amount of environmental sanctions (R$ Thousand)	2,522	1,228
	Environmental goals	**2021**	**Metas 2022**
	Regarding the establishment of annual goals to minimize waste, consumption in general in production/operation and increase the efficiency in the use of natural resources for Copel Distribuição	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.
	Forward 70% of Copel Geração e Transmissão's industrial waste for reuse or recycling	( ) has no targets ( ) meets 51% to 75% of targets (X) meets 0% to 50% of targets ( ) meets 76% to 100% of targets.	( ) has no targets ( ) meets 51% to 75% of targets ( ) meets 0% to 50% of targets (X) meets 76% to 100% of targets.

		2021			2020		
	5 – EMPLOYEES INDICATORS (including subsidiaries)						
	Employees at the end of the period			6,538			6,831
	New hires in the period			4			4
	Level of education of employees:	Men	Women	Total	Men	Vomen	Total
	Graduate school	1,193	517	1,710	1,152	496	1,648
	Bachelor's degree	1,747	637	2,384	1,966	731	2,697
	Vocational school	1,040	82	1,122	1,071	84	1,155
	High school	1,064	227	1,291	1,053	251	1,303
	Elementary School	27	4	31	26	2	28
	Employees Age Grade:						
	From 18 to 30 years old (exclusive)			107			229
	From 30 to 45 years old (exclusive)			3,596			3,868
	From 45 to 60 years old (exclusive)			2,607			2,559
	Over 60 years old			228			175
	Women working in the company			1,467			1,564
	% Women in management positions:						
	In relation to total number of women			7.6			6.8
	In relation to total number of managers			22.9			22.5
	Afro descendants working in the company			840			795
	% Afro descendants in management positions:						
	In relation to total number of afro-descendants			4.6			5.0
	In relation to total number of managers			8.0			8.5
	Persons with special needs			140			175
	Dependents			8,859			9,106
	Outsourced			8,420			7,549
(2)	**Apprentices**			106			116
(2)	**Interns**			224			202
	Employees with more than 10 years in the organization			5,383			4,931
	Division of the company's highest salary by the lowest salary - including corporate administrators			22			27
	Number of employees earning more than 2 minimum wages			6,490			6,803

	Labor lawsuits	2021	2020
	Number of cases in progress at the end of the year	3,610	4,998
	Number of new cases in the year	474	3,392
	Number of cases closed during the year	652	834
	Conceded	431	369
	Not conceded	221	465

6 – MATERIAL INFORMATION REGARDING THE EXERCISE OF CORPORATE CITIZENSHIP

		2021	2020
	Ratio between the highest and the lowest salary	19	19
(3)	**Number of Occupational Accidents** (including accidents with outsourced employees)	111	171
	Total number of consumer complaints and criticisms:		
	with the company	28,378	25,800
(4)	with Procon agency	3,411	3,713
	in Court	6,812	3,650
	Percentage of complaints and criticisms answered or resolved:		
	by the company	100.0%	100.0%
(4)	by Procon agency	100.0%	100.0%
	in Court	4.7%	13.6%

	2021	Goals 2021
Social and environmental projects developed by the company were defined by	Executive board and managers	executive board and managers
Safety and health standards in the workplace were defined by:	all + CIPA	all + Cipa
Regarding freedom of association, collective bargaining rights and internal representation of workers, the company:	encourages and follows ILO standards	encourages and will follow ILO standards
Private pension plans cover:	all	all
Profit sharing includes:	all	all
In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company:	are required	are required
Regarding participation of employees in volunteer work, the company:	organizes and encourages	will organize and encourage

	7- WEALTH GENERATION AND DISTRIBUTION	2021	2020
	Total added value to be distributed	21,227,432	15,051,972
	Value Added Distribution (DVA):		
	Third Parties	6.0%	6.4%
	Personnel	8.4%	12.0%
	Government	58.1%	54.0%
	Shareholders	13.2%	16.8%
	Withheld	5.0%	8.8%
(5)	Discontinued operations	9.3%	2.0%

8 - OTHER INFORMATIONS

• Begining 2010, the Brazilian Institute of Social and Economic Analyses (Ibase) no longer requires use of its Social Balance Sheet standard, given that the Institute understands that this tool and methodology are already commonly used by companies, consulting firms and institutes that promote corporate social responsibility in Brazil. Accordingly, Copel, which had already been using this model since 1999, grounded on Ibase guidance, decided to improve the presentation of its Social Balance Sheet by addressing te information requeired by NBCT 15, aiming at transparency of its information.

• The Notes (NEs) are na integral part of the Financial Statements and contain other socio-environmental information not included in this Social Balance Sheet.

• This Social Balance Sheet includes data about Copel's holding, wholly-owned subsidiaries, subsidiaries and consortiums, due to the consolidation of the Company's results, except when stated otherwise.

(1) The item "Other Benefits" includes: additional sick pay, extended maternity leave, insurance, additional transportation ticket, disability allowance, accidental death, day-care assistance, education allowance, culture and occupational and medical safety.

(2) Not included in the Company's headcount.

(3) Calculated using the methodology used in the GRI Sustainability Report G4 - indicator LA6.

(4) Includes the complaints in the Procon, Ombudsman, Consumer Gov.Aneel and Anatel deemed appropriate.

(5) Resulting from the divestment process of Copel Telecomunicações S.A.

3. OPERATING PERFORMANCE

3.1. Macroeconomic analysis

The Brazilian economy started 2021 with several signs of recovery, contrasting with the 3.9% drop observed in the 2020 gross domestic product. After two consecutive years of losses, industrial production increased by 3.9% in the year, influenced by the results of the capital goods segment.

The drop in the number of cases and deaths, resulting from the health crisis, the end of social isolation measures and the gradual recovery of urban mobility increased the demand for services, reflected in the increase in formal job vacancies and consequent reduction in unemployment rates, which end the year in percentages below those seen in 2020, however, above the pre-pandemic period.

On the other hand, the official inflation indicator ended 2021 above the target ceiling established by the National Monetary Council and the highest value in six years. With inflationary pressure, the basic interest rate suffered consecutive increases, reaching the same level observed in September 2017. Within this context, the sum of all goods and services produced in the country ended the year with expansion above 4.6%, according to IBGE data.

Despite the restrictions imposed on economic activity to contain the Covid-19 pandemic still present in 2021, the performance of Paraná's economy showed a recovery trajectory, in line with the Brazilian economy. The industrial sector was the one that most leveraged the result of the state GDP, and the production of Paraná's industry registered growth well above the observed in the national average.

Moreover, retail sales also expanded in the year, reversing the unfavorable results of the previous year. The State also consolidated itself as the fourth unit of the federation that most created formal jobs during the year, according to data from the General Employed and Unemployed Register of the Ministry of Labor. On the other hand, there is an intense negative effect on agricultural production due to prolonged drought, water scarcity and high temperatures that should impact the consolidation of the State's quarterly accounts for 2021.

3.2. Regulatory environment

It can be considered that 2021 was an extension of 2020 due to the continuation of measures to combat Covid-19, in addition to the advancement of discussions on reforms in the electricity and natural gas sector. It is worth highlighting the water scarcity scenario that Brazil faced, resulting from the worst hydrological trends in the entire history of flows in the last 91 years.

As for the permanence of measures to combat Covid-19, the conversion of Provisional Measure No. 998 into Law No. 14,120/2021, that granted important changes in the electric sector rules, both for the modernization of the sector and to mitigate effects to the consumer due to the aid granted to companies, resulting from the

pandemic.

Among the rules amended by Law No. 14,120/2021 to mitigate the impact on the economy resulting from Covid-19, we highlight the transfer of resources aimed to Research and Development - R&D and energy efficiency -EE programs not committed to projects for the Energy Development Account - CDE, between the years 2021 and 2025. Notwithstanding the allocation of resources to the CDE account, the law established a transition rule to exclude incentives for new generation projects from renewable sources, withdrawing the right to reduce tariffs for the use of transmission (TUST) and distribution (TUSD) systems for plants based on solar, wind, biomass and qualified co-generation sources, being maintained only for projects that request a grant, within a period of up to twelve months, counted from March 2, 2021, and that start the operation of all their generating units within a period of up to forty-eight months from the grant date. In relation to new hydroelectric generation projects with power up to 30 MW, the right to discount on tariffs was maintained at 50% for five additional years and at 25% for another five years, starting on March 2, 2021. In this regard, the Federal Government regulated the issue through Decree No. 10,893/2021, waiving the requirement to present a document attesting to the feasibility of connection in the transmission and/or distribution system of generation projects based on solar, wind power, biomass or qualified co-generation that request the grant by March 2, 2022.

In order to resume actions within the scope of the Electric Sector Modernization Implementation Committee, Law No. 14,120/2021 established a deadline for the Federal Government to define guidelines for the implementation of mechanisms for the consideration of environmental benefits, in line with mechanisms for the guarantee of security of supply and competitiveness. Additionally, it included the provision for contracting capacity reserve, in the form of power, regulated by Decree No. 10,707/2021, with the goal of guaranteeing the continuity of electrical energy supply and the legal provision to suspend electrical energy supply of consumers in the free market.

As for the water scarcity scenario, it motivated the adoption of several measures by the Federal Government, highlighting the enactment of Provisional Measure No. 1,055/2021, which created the Exceptional Rules Chamber for Hydropower Management – CREG, introduced with the goal of establishing emergency measures to optimize the use of hydropower resources and to face the current water scarcity situation, in order to guarantee the continuity and security of the electricity supply in Brazil.

It was incumbent upon the Chamber to decide on the approval of the deliberations of the Electric Sector Monitoring Committee - CMSE related to emergency measures aimed at the electrical energy supply, in order to assign mandatory compliance with these deliberations by the competent bodies and entities.

Among the measures adopted by CREG, the introduction of the Incentive Program for the Voluntary Electric Energy Consumption Reduction for consumer units of groups A and B of the regulated market, the implementation of the Water Scarcity Tariff Flag level and the determination to contract reserve energy by carrying out a Simplified Competitive Procedure for Hiring Capacity Reserves, with a supply period between 2022 and 2025. CREG had its term of validity ended on November 7, 2021.

Finally, on December 13, 2021, the Federal Government published Provisional Measure No. 1,078/2021, which enables the structuring of credit operations, using the CDE for their amortization, as had occurred with the Covid-account. The MP foresees the mitigation of the mismatch between the revenues collected by the tariff and the energy generation costs through resources allocated to the distributors to equate these costs. Such conditions were regulated by Decree No. 10,939/2022. Moreover, the MP also provides for the establishment of an extraordinary tariff flag, if necessary.

In the legislative scope, the proposals for the improvement of the Electricity Sector legal and regulatory framework were processed in the National Congress, in particular the Bills - PL No. 1,917/2015 and PLS No. 232/2016, which deal with issues such as the electricity sector commercial model, electricity bill portability and electricity generation concessions.

Regarding PLS No. 232/2016, on 02/10/2021 the Federal Senate approved the project in plenary, submitting it to the House of Representatives for review, changing the bill's reference to PL No. 414/2021. Regarding PL No. 1,917/2015, on September 27, 2021 the rapporteur presented a favorable opinion for the approval of the bill, which was complemented on November 17, 2021. On December 14, 2021, the PL Special Committee approved the rapporteur's opinion, with a deadline for filing an appeal, according to the internal regulations of the House of Representatives.

Other themes also gained prominence in 2021. Firstly, we can mention the approval of Bill No. 5,829/2019, which establishes the legal framework for distributed micro-generation and mini-generation, the Electric Energy Compensation System - SCEE and the Social Renewable Energy Program - PERS, converted into Law No. 14,300/ 2022, providing the definitive and transitory rules for the composition of consumer units with distributed generation with an installed power of less than 5 MW, in addition to establishing the National Energy Policy Council - CNPE with the competence to define the guidelines for the valuation of costs and benefits of micro-generation and distributed mini-generation.

During the year, Law No. 14,182/2021 was also highlighted, which provides for the privatization of Eletrobrás and other measures, such as, for example, the determination of contracting capacity reserve from natural gas thermoelectric plants in several regions of Brazil and the allocation of at least 50% of the demand declared by the distributors to hydroelectric plants up to 50 MW in the A-5 and A-6 auctions.

Another topic that stood out due to the growing wave of cyber attacks was the publication of Resolution No. 24/2021 by CNPE, approving the Electricity Sector Cyber Security Guidelines, as established in CNPE Resolution No. 1 of February 2, 2021, considering aspects of prevention, handling, response and systemic resilience. Specifically at Aneel, this topic was discussed through Public Consultation 007/2021, which in 2021 had two phases for contributions. In the same vein, Aneel published Normative Resolution No. 964/2021, which provides for the cyber security policy to be adopted by electricity sector agents, indicating the guidelines for action and the minimum scope to be contemplated in their cyber security policies.

Finally, in 2021, Aneel, through Normative Resolution No. 948/2021, of November 16, 2021, also consolidated the normative acts related to the "Economic-Financial Regulation - Regulation of operations" theme, after

carrying out of Public Hearing No. 27/2021, revoking 8 normative acts that were consolidated into a new structure divided into modules and containing topics subject to the agency's prior consent, such as amendments to articles of incorporation, constitution of guarantees, transfer of corporate control, transaction with assets, legal acts and transactions between related parties, among others.

As for the natural gas sector, on April 4, 2021, Law No. 14,134/2021 was enacted, establishing the new regulatory framework for the natural gas market in Brazil, establishing the rules for the exploration of economic activities for the transport of natural gas through pipelines and natural gas import and export, in addition to providing for the exploration of the flow, handling, processing, underground storage, conditioning, liquefaction, re-gasification and sale of natural gas activities.

The aforementioned Law, regulated by Decree No. 10,712/2021, changed the regime for exploring the natural gas transport from concession to authorization and also allowed piped gas distributors to carry out the activity of sale of natural gas, upon authorization granted by the ANP.

Generation

In 2021, Aneel resumed the discussion regarding the improvement of resolutions that establish the procedures for obtaining the authorization grants for projects, in order to contemplate the implementation of hybrid plants and/or the constitution of associated plants, culminating in the publication of Normative Resolution No. 945/2021.

The regulation of Law No. 14,052/2020 through Normative Resolution No. 895/2020 allowed the CCEE to calculate the grant extension period related to the compensation of the effects arising from the implementation of structuring plants, thermoelectric generation outside the order of merit and on importation of electricity without physical guarantee. Said resolution was amended by Normative Resolution No. 945/2021, in order to change the compensation methodology for plants that renegotiated the hydrological risk under the terms of Normative Resolution No. 684/2015.

Consecutively, Aneel approved the grant extension deadlines of the plants participating in the Energy Reallocation Mechanism - MRE through Ratifying Resolutions No. 2,919 and 2,932, being up to those interested in compensation to adhere to the mechanism by waiving legal actions related to the mitigation of MRE hydrological risks and record of the term of acceptance by the owners of the projects.

• Auctions

In 2021, the Ministry of Mines and Energy - MME promoted ten energy auctions: three New Energy Auctions (“A-3”, “A-4” and “A-5”); four Existing Energy Auctions (“A-1”, “A-2”, “A-4” and “A-5”); an Auction to supply isolated systems; a Capacity Reserve Auction aimed at guaranteeing the continuity of electric energy supply through the contracting of electric power and associated energy, from new and existing generation projects, which add electric power to the National Interconnected System – SIN; and finally, in view of the water scarcity scenario, it carried out the Simplified Competitive Procedure for contracting capacity reserve, seeking to guarantee the continuity and security of the electrical energy supply in the country, through the contracting of

reserve energy.

Transmission

In 2021, Aneel, through Ratifying Resolution No. 2,895, of July 13, 2021, amended by Ratifying Resolution No. 2,959, of October 5, 2021, established the readjustment of the permitted annual revenues - RAPs for the electricity transmission assets for the 2021-2022 cycle, effective from July 1, 2021 to June 30, 2022. In accordance with this resolution, the RAP of Copel Geração e Transmissão's transmission assets for the 2021/2022 cycle is now R$749.5 million, of which R$709.1 million correspond to the RAP of assets in operation. Considering the RAP approved for Special Purpose Entities in which Copel Geração e Transmissão has equity interest, the total consolidated amount is now R$1,199.0 million.

It should be noted that, due to the scenario of strong tariff impact that affected the electricity sector, resulting from the Covid-19 pandemic and with a high risk of default, Aneel chose to re-profile the payment of the financial component of RBSE/RPC within 8 years and gradually, for all transmission concession contracts renewed under the terms of Law No. 12,783, of January 1, 2013. The re-profiling was approved by Ratifying Resolution No. 2,847, of April 22, 2021, which changed the result of the RAP's periodic review, ratified in 2020, associated with Concession Agreement No. 060/2001.

As established in Ordinance No. 279, of July 7, 2020, two Transmission Auctions were held in 2021. The Aneel Transmission Auction No. 001/2021 took place on June 30, 2021 and obtained all 5 lots, with a discount of more than 60% in one of the lots, weighted average discount of 48.12% and investment expectation of R$ 1.3 billion in transmission. The Aneel Transmission Auction No. 002/2021 took place on December 17, 2021, also offering 5 lots. All were sold and in one of the lots the discount exceeded 66%. The weighted average discount was 50.0% and investment is expected to be R$ 2.9 billion in transmission.

Trading

According to the schedule established by Ordinance No. 514/2018, the year 2022 began with the reduction of the load limit of consumers for contracting electricity from any supplier from 1.5 to 1.0 MW, with the objective of promoting the expansion of the Free Energy Market.

In addition, this schedule established the presentation of a study coordinated by Aneel and CCEE on the regulatory measures necessary to allow the opening of the free market to consumers with a load of less than 500 kW, including the regulated energy trader and a proposal for an opening schedule starting on January 1, 2024.

In view of this, Aneel carried out the opening of Subsidy Round No. 10/2021, which received contributions from agents and society for the development of this study. The CCEE, consecutively, made available a Technical Note addressing a conceptual proposal for the opening of the market in order to subsidize and foster discussions on the subject, covering several topics such as, for example, the figure of the supplier of last resort and retail trading.

Throughout 2021, Aneel made several changes to the Electricity Trading Rules applicable to the Accounting

and Settlement System - SCL, basically through changes in its modules, with CCEE, when applicable, and must carry out the re-computation processing in accordance with the approved rules' provisions. The changes were made through Normative Resolutions No. 924/2021, No. 946/2021 and 960/2021.

In December 2021, through Normative Resolution No. 957/2021, Aneel approved the Electric Energy Trading Convention, as a result of the consolidation of normative acts related to the themes "Electric Energy Trading Convention" and "Wholesale Energy Market", establishing the conditions for the trading of electric energy and the bases of organization, operation and attributions of CCEE.

Additionally, the year 2021 was marked by the presentation of proposals by CCEE with the objective of contributing to the development of the electric energy market. Thus, the Chamber prepared a Technical Note with proposals to improve the monitoring of the electric energy market, as well as the electric energy trading regulation, suggesting the adoption of new procedures to identify risks to the market and investigate indications of anomalous conduct, substantiated by the practices and principles adopted in the financial market. The aforementioned Technical Note proposes to Aneel the opening of a Public Hearing on the subject.

Finally, the CCEE sent Aneel a Technical Note proposing the opening of a public consultation on improvements in financial safeguards models and mechanisms to mitigate losses arising from default in the Spot Market - MCP, with proposals to strengthen the safeguard structure through mechanisms that would be activated sequentially, in a waterfall model, which considers six layers and that all involved must have a share of responsibility for the financial security of the market, including CCEE as provider of the MCP's financial settlement infrastructure. The six layers of this proposed improvement in the financial safeguard framework are: (i) Pre-constituted individual financial guarantee; (ii) Fixed and variable quota of the Settlement Fund's defaulting agent; (iii) Termination of the defaulting agent's counterparties' contracts; (iv) CCEE's Settlement Fund Share; (v) Fixed quota and variable quota of the other agents of the Settlement Fund; and (vi) Loss Sharing or apportionment of the default among the creditors of the MCP calculation and settlement.

Distribution

Due to the water scarcity scenario in Brazil, it was necessary to import energy from Argentina and Uruguay and put more thermal plants in operation, whose generation cost is higher, in order to guarantee supply. As a result, Aneel's board of directors approved, on June 29, 2021, a new adjustment in the values of the tariff flags, highlighting the increase in the red tariff flag level 2, from R$6.24 to R$9.49 for every 100 kWh consumed, an adjustment of 52% in relation to the amount that had already been charged from consumers since June.

However, this increase was not enough to face the deficit of the flags account. Thus, on August 31, 2021, CREG created an exceptional tariff flag level, the water scarcity flag, in the amount of R$14.20 for every 100 kWh consumed, valid for all consumers of the National Interconnected System, from September 2021 to April 2022. CREG's decision exempted consumers benefiting from the Social Electricity Tariffs (TSEE), who continue to pay the value of the monthly tariff flag (yellow, red level 1 or red level 2) with the discounts they

were already entitled to.

Also in August 2021, Aneel, together with the Brazilian Association of Electric Energy Distributors - Abradee and the Ministry of Mines and Energy - MME, launched a public utility advertising campaign aimed at guiding the Brazilian population to raise awareness about the energy consumption. The campaign was also approved by the Electric Sector Monitoring Committee - CMSE.

Another measure taken by the federal government was the implementation of the Incentive Program for the Voluntary Electricity Consumption Reduction for group B consumers, starting in September 2021, with the creation of a bonus to encourage consumers to reduce their electricity consumption. To be entitled to the bonus, the consumer must have reduced energy consumption by at least 10% in the months of September to December 2021 compared to the same period in 2020.

Finally, on December 20, 2021, Aneel published REN No. 1000/2021, which consolidates the Agency's main rules for the provision of the public electricity distribution service, in which the rights and duties of consumers are laid out. The new resolution is one of Aneel's most important regulations as it defines in a simpler and more objective way the responsibilities of agents and the procedures to be followed by consumers so that universal access to electricity service is available with quality and efficiency.

Gas

Companhia Paranaense de Gás - Compagás is the concessionaire responsible for the distribution of piped natural gas in the State of Paraná, whose concession was granted on June 7, 1994 for 30 years. On December 7, 2017, the State of Paraná published Complementary Law No. 205, bringing a new interpretation regarding the expiration date of this concession, understanding that the expiration date would be on January 20, 2019.

Compagás' Management questioned the effects of the aforementioned Law, as they considered it to be in conflict with the terms observed in the current concession agreement. Compagás filed a lawsuit questioning the early expiration of the concession, obtaining on October 30, 2018 the urgent interim injunction, and no appeal was filed by the State of Paraná. The judgment of the lawsuit is awaited with the confirmation of the interim injunction recognizing the validity of Clause 1.1 of the Concession Agreement, which establishes the contractual term of 30 years from July 6, 1994, ending on July 6, 2024.

However, on December 3, 2020, Complementary Law No. 227/2020 was published, which amended Complementary Law No. 205/2017, in order to revoke the article that provided for the expiration of the concession term on January 20, 2019, confirming, therefore, the maturity according to the concession agreement, in 2024.

On July 23, 2021, the Secretary of Planning and Structuring Projects of the State of Paraná submitted for public consultation the State Plan for the Piped Gas Distribution Sector, covering the proposal to extend the concession of Compagás for thirty years, as of July 6, 2024, pursuant to Complementary Law No. 205/2017. On February 22, 2022, a Public Hearing was held via videoconference to collect suggestions and contributions

to the State Gas Plan and Concession Extension. The Final Report of the hearing has not yet been released.

The proposal to extend the concession agreement includes the execution of a new concession agreement, changing the concession's tariff structure from price per cost to ceiling tariff, in a methodology to be developed by the Regulatory Agency for Delegated Public Services of Paraná - AGEPAR.

- **Energy Flow (% and GW/hour)**


Own Generation
17,046 31.7%
Purchased Energy
36,728 68.3%
CCEAR: 5,435
Itaipu: 12,216
Dona Francisca: 135
CCEE (MCP): 12
Angra: 976
CCGF: 5,916
MRE: 1,200
Proinfa: 463
Elejor 87
Others¹: 10,288
Total Available Power
53,774
Captive Market
19,311 35.9%
Concessionaires²
86 0.2%
Energy Sales to Distributor CCEE³
151 0.3%
Assignment MCSD EN⁴
986 1.8%
CCEE (MVE)⁵
477 0.9%
Free Customers
9,538 17.7%
Supplied Energy
20,225 37.5%
Bilaterais Contracts 11,938
CCEAR: 3,504
CER: 915
CCEE (MCP): 1,228
MRE: 2,640
Losses and Differences
3,000 5.6%
Basic Grid 513
Distribution 1,962
Contracts allocation in the CG: 525

CCEAR: Energy Purchase Agreements in the Regulated Market
CER: Reserve Energy Agreements
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
MRE: Power Relocation Mechanism
CG: Center of Gravity of the Submarket (difference between billed and energy received from CG)

[1] Others: Energy purchased by Copel Comercialização

[2] Electricity sales to concessionaries and licences with own market of less than 500GWh/year

[3] Electricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract – CBR

[4] Assignments MCSD EM – Contractual assignments to other distributors, through the Mechanism for Compensation of Surpluses and Deficits (MCS)

[5] CCEE (MVE): Financial settlement of surplus energy from the distributor to the free market through the Surplus Sales Mechanism
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

3.3. Business Segment

3.3.1. Generation

Copel operates 50 plants of its own and has an ownership interest in another 11, which 24 are hydroelectric, 34 wind powered, two thermoelectric and one solar plants with a total proportional installed capacity of 6,616.3 MW and a physical guarantee of 3,116.6 MW on average, as shown the table of plants in operation on December 31, 2021:

Developments	Installed Capacity (MW)	Physical Assurance (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Avarege MW)	Start of Commercial Operations	Concession expires on
Hydroelectric Power Plants							
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.6	100%	1,240.0	605.6	02.18.1999	03.20.2033
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	578.5	100%	1,260.0	578.5	09.29.1992	09.25.2032
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia-FDA)	1,676.0	603.3	100%	1,676.0	603.3	10.01.1980	12.21.2024
HPP Gov. Pedro Viriato Parigot de Souza (GPS)	260.0	109.0	100%	260.0	109.0	09.03.1971	01.03.2053
HPP Gov. Jayme Canet Júnior (Mauá)	361.0	197.7	51%	184.1	100.8	11.23.2012	05.27.2047
HPP Guaricana	36.0	16.1	100%	36.0	16.1	01.01.1957	07.21.2028
HPP Chaminé	18.0	11.6	100%	18.0	11.6	01.01.1930	08.02.2028
SHP Cavernoso II	19.0	10.5	100%	19.0	10.5	05.15.2013	12.06.2050
HPP Apucaraninha	10.0	6.7	100%	10.0	6.7	04.06.1949	01.27.2027
HPP Derivação do Rio Jordão	6.5	5.9	100%	6.5	5.9	12.02.1997	06.21.2032
HPP Marumbi	4.8	2.4	100%	4.8	2.4	04.05.1961	-
HPP São Jorge	2.3	1.5	100%	2.3	1.5	01.01.1945	07.24.2026
HPP Chopim I	2.0	1.5	100%	2.0	1.5	05.28.1963	-
HPP Cavernoso	1.3	1.0	100%	1.3	1.0	12.07.1965	06.23.2033
HPP Melissa	1.0	0.6	100%	1.0	0.6	01.31.1966	-
HPP Salto do Vau	0.9	0.6	100%	0.9	0.6	01.01.1959	-
HPP Pitangui	0.9	0.1	100%	0.9	0.1	01.01.1911	-
HPP Baixo Iguaçu	350.2	172.4	30%	105.1	51.7	02.08.2019	12.03.2049
HPP Colíder	300.0	178.1	100%	300.0	178.1	03.09.2019	01.30.2046
SHP Bela Vista	29.8	18.6	100%	29.8	18.6	06.12.2021	01.02.2041
HPP Santa Clara e Fundão	240.3	133.0	70%	168.2	93.1	07.31.2005	06.11.2040
HPP Dona Francisca	125.0	75.9	23%	28.8	17.5	02.05.2001	09.21.2037
SHP Arturo Andreoli	29.1	20.4	36%	10.4	7.3	10.25.2001	08.15.2032
SHP Santa Clara I e Fundão I	6.1	4.9	70%	4.3	3.4	08.13.2005	12.19.2032
Total Hydroelectric Power Plants	**5,980.2**	**2,755.9**		**5,369.4**	**2,425.4**		
Thermal Power Station							
TPS Figueira (1)	20.0	10.3	100%	20.0	10.3	04.08.1963	03.27.2019
TPS Araucária (2) (3)	484.2	365.2	81.2%	393.1	296.5	09.27.2002	12.23.2029
Total Thermal power station	**504.2**	**375.5**		**413.1**	**306.8**		
Solar Power Plant							
Solar Paraná	2.3	-	49%	1.1	-	09.15.2021	09.15.2046 (4)
Total Solar Power Plant	**2.3**	**-**		**1.1**	**-**		

continue

Developments	Installed Capacity (MW)	Physical Assurance (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Avarege MW)	Start of Commercial Operations	Concession expires on
Wind Energy Plants							
Santa Maria	29.7	15.7	100%	29.7	15.7	04.23.2015	05.08.2047
Santa Helena	29.7	16.0	100%	29.7	16.0	05.06.2015	04.09.2047
Olho d'Água	30.0	12.8	100%	30.0	12.8	02.25.2015	06.01.2046
São Bento do Norte	30.0	11.3	100%	30.0	11.3	02.25.2015	05.19.2046
Eurus IV	27.0	12.4	100%	27.0	12.4	08.20.2015	04.27.2046
Asa Branca I	27.0	12.1	100%	27.0	12.1	08.05.2015	04.25.2046
Asa Branca II	27.0	11.9	100%	27.0	11.9	09.15.2015	05.31.2046
Asa Branca III	27.0	12.3	100%	27.0	12.3	09.04.2015	05.31.2046
Farol	20.0	8.8	100%	20.0	8.8	02.25.2015	04.20.2046
Ventos de Santo Uriel	16.2	9.0	100%	16.2	9.0	05.22.2015	04.09.2047
Boa Vista	14.0	5.2	100%	14.0	5.2	02.25.2015	04.28.2046
Cutia	23.1	9.6	100%	23.1	9.6	12.22.2018	01.05.2042
Esperança do Nordeste	27.3	9.1	100%	27.3	9.1	12.29.2018	05.11.2050
Guajiru	21.0	8.3	100%	21.0	8.3	12.29.2018	01.05.2042
Jangada	27.3	10.3	100%	27.3	10.3	12.29.2018	01.05.2042
Maria Helena	27.3	12.0	100%	27.3	12.0	12.29.2018	01.05.2042
Potiguar	27.3	11.5	100%	27.3	11.5	12.29.2018	05.11.2050
Paraíso dos Ventos do Nordeste	27.3	10.6	100%	27.3	10.6	01.05.2019	05.11.2050
São Bento do Norte I	23.1	10.1	100%	23.1	10.1	01.31.2019	08.04.2050
São Bento do Norte II	23.1	10.8	100%	23.1	10.8	01.29.2019	08.04.2050
São Bento do Norte III	23.1	10.2	100%	23.1	10.2	04.09.2019	08.04.2050
São Miguel I	21.0	9.3	100%	21.0	9.3	12.29.2018	08.04.2050
São Miguel II	21.0	9.1	100%	21.0	9.1	02.02.2019	08.04.2050
São Miguel III	21.0	9.2	100%	21.0	9.2	02.14.2019	08.04.2050
Palmas	2.5	0.4	100%	2.5	0.4	11.12.1999	09.29.2029
Vila Ceará I (Paraíba IV)	32.0	17.8	100%	32.0	17.8	12.19.2020	01.14.2054
Vila Maranhão I	32.0	17.8	100%	32.0	17.8	02.11.2021	01.11.2054
Vila Maranhão II	32.0	17.8	100%	32.0	17.8	03.31.2021	01.14.2054
Vila Maranhão III	32.0	16.6	100%	32.0	16.6	09.29.2020	01.14.2054
Vila Mato Grosso I	58.9	28.6	100%	58.9	28.6	06.11.2021	12.06.2054
Santo Cristo	27.0	15.3	49%	13.2	7.5	06.30.2015	04.18.2047
Reduto	27.0	14.4	49%	13.2	7.1	06.26.2015	04.16.2047
São João	27.0	14.3	49%	13.2	7.0	06.30.2015	03.26.2047
Carnaúbas	27.0	13.1	49%	13.2	6.4	06.30.2015	04.09.2047
Total Wind Energy Plants	**887.9**	**413.7**		**832.7**	**384.6**		
Total Sources	**7,374.6**	**3,545.1**		**6,616.3**	**3,116.8**		

(1) In the process of homologation at Aneel.

(2) The Company still holds a 20.3% interest in the Holding and 60.9% in Copel GeT.

(3) Physical Guarantee pursuant to Ordinance SPE/MME 39/2016. The most recent data from SIGA/ANEEL indicate the Physical Guarantee of 267 MW while there is no Physical Guarantee.

(4) Considered a useful life of 25 years from 2022.

To fulfill important strategic and sustainability guidelines established for the generation business, the Company's main purpose is to profitably and sustainably boost the share of renewable alternative sources in the energy mix. The composition of the generating park by source is as follows:


General Park Physical Warranty by Source
10%
12%
78%
Generation park designed for 2022 Physical guarantee by source
10%
14%
76%
Hydroelectric Power Plants
Wind Farms
Thermal Power Plants

Currently, the Company is focusing its efforts on the construction of 5 plants, which will add 92.1 MW of installed capacity and 46.6 MW on average of physical guarantee to the generating park:

Power Plant Projects under Construction - Physical Characteristics

Development	Ownership %	Installed Capacity (MW)	Physical Assurance (average MW)	Commercial Operations expected to start on	Concession expires on
Wind Energy Plants					
Jandaíra I	100%	10.4	5.6	05.01.2022	04.02.2055
Jandaíra II	100%	24.3	12.3	05.01.2022	04.02.2055
Jandaíra III	100%	27.7	14.8	06.01.2022	04.02.2055
Jandaíra IV	100%	27.7	13.9	07.01.2022	04.02.2055
Total Wind Energy Plants		**90.1**	**46.6**		
Solar Power Plant					
Solar Paraná (phase II)	49%	2.0	not applicable	2022	10.31.2047 [a]
Total Solar Power Plant		**2.0**			
Total Sources		**92.1**	**46.6**		

[a] Considering the useful life of the projects, which will serve the captive market through distributed generation for energy compensation, in accordance with Aneel's Normative Resolution No. 482/2012.

In the segment of electric energy generation, we also emphasize to:

- **Modernization of the Governador Bento Munhoz da Rocha Netto Hydroelectric Power Plant:** The second phase of the modernization started in 2015 was completed in August 2021, with the delivery of the last generating unit to commercial operation. The four 436 MW turbines were modernized and the speed and voltage regulators were replaced. With the improvements, a turbine with superior efficiency was obtained, increasing the physical guarantee and reducing the maintenance cost. The construction and financial schedules were met as foreseen in terms of time, budget and quality. This modernization stage

absorbed around R$150 million in investment.

- **Modernization of the Figueira Thermoelectric Power Plant:** The Company started the modernization work in 2015, in order to increase its efficiency and reduce the emission of gases and particles resulting from the coal burning. After difficulties in carrying out the activities by two contractors, which resulted in contract termination, in January 2021 Copel hired a new company to complete the modernization services. The works are in progress and it is estimated that they will be completed within the month of April 2022.
- **SHP Bela Vista:** The small hydroelectric plant, located on the Chopim River between the municipalities of Verê and São João, in Paraná, will have the capacity to produce 29.81 MW. The SHP has a budget of R$217.0 million and will benefit approximately 100 thousand consumers. The work started in August 2019 and the first, second and third generating units started commercial operation on June 12, 2021, July 10, 2021 and August 15, 2021, respectively. The start-up of the generating plant, which takes advantage of the sanitary flow, with an average power of 0.488 MW, is scheduled for the first semester of 2022.
- **Jandaira Wind Complex:** On October 18, 2019, Copel Geração e Transmissão, in a consortium with the subsidiary Cutia Empreendimentos Eólicos, participated in the A-6 new energy generation auction, and sold an average 14.4 MW of the Jandaíra Wind Complex. The amount of energy sold represents 30% of the physical guarantee, and the remaining energy was sold through agreements in the free environment. With an estimated investment of R$411.0 million, the Jandaíra Wind Complex, which will have 90.1 MW of installed capacity and a physical guarantee of 47.6 MWm, will be built in Rio Grande do Norte, a region in which Copel already has other wind generation assets, which will provide operational synergies with the projects that are already in operation. After the issuance of the environmental licenses, the works began in January 2021, having ended the year with 77% of the work carried out. The start of operation is expected to occur between the months of May and July 2022 in a staggered manner by wind turbine.
- **Solar Paraná:** Implementation of a complex with 6 photovoltaic plants in the rural area of the Municipality of Bandeirantes, in Paraná, with a combined power of up to 4.25 MW of installed power and classified as Distributed Generation, in accordance with Aneel's Normative Resolution No. 482/2012 and its reviews. Three plants with a power of 3 MW will serve a network of pharmacies in the State of Paraná in remote self-consumption and started operating on September 15, 2021. The other 3 plants will be implemented in 2022 and will serve customers in remote self-consumption or shared generation.
- **Vilas Wind Complex:** On November 30, 2021, Copel GeT completed the acquisition of 100% of the Vilas Wind Power Complex as part of the Company's strategy of sustainable growth in renewable energy, expanding the diversification of the generation matrix in line with the Investment Policy. The project comprises 5 wind farms with 186.7 MW of installed capacity located in the Municipality of Serra do Mel - RN, fully in operation.

3.3.2. Transmission

The main responsibility of the segment is to provide electric energy transportation and transformation services, and is responsible for the construction, operation and maintenance of substations, as well as for the lines for the transmission of energy.

The Company owns and participates in transmission concessions in operation, corresponding to 9,616 kilometers of transmission lines, with a processing power of its substations in the order of 20,462 MVA.

Transmission Lines and Substations in Operation on December 31, 2021

Transmission Lines and Substations		Circuit	Tension (kV)	Extension (km)	Transformation capacity (MVA)	Commercial Operations expected to	Concession expires on
Own Transmission Lines and Substations				**3,328**	**14,390**		
Contract 060/2001	Instalações de transmissão diversas [(1)]	Both	Varied	2,063	12,440	Diversos	01.01.2043
Contract 075/2001	LT Bateias - Jaguariaíva	CS	230 kV	138	-	01.11.2003	17.08.2031
Contract 006/2008	LT Bateias - Pilarzinho	CS	230 kV	32	-	14.09.2009	17.03.2038
Contract 027/2009	LT Foz do Iguaçu - Cascavel Oeste	CS	525 kV	117	-	06.12.2012	19.11.2039
Contract 010/2010	LT Araraquara 2 - Taubaté	CS	500 kV	334	-	27.07.2018	06.10.2040
Contract 015/2010	SE Cerquilho III	-	230/138 kV	-	300	01.06.2014	06.10.2040
Contract 022/2012	LT Londrina - Figueira C2	CS	230 kV	92	-	30.06.2015	27.08.2042
	LT Foz do Chopim - Salto Osório C2	CS	230 kV	10	-		
Contract 002/2013	LT Assis - Paraguaçu Paulista II C1 e C2	CD	230 kV	83	-	25.01.2016	25.02.2043
	SE Paraguaçu Paulista II	-	230 kV	-	150		
Contract 005/2014	LT Bateias - Curitiba Norte	CS	230 kV	31	-	29.07.2016	29.01.2044
	SE Curitiba Norte	-	230/138 kV	-	300		
Contract 021/2014	LT Foz do Chopim - Realeza	CS	230 kV	52	-	05.03.2017	05.09.2044
	SE Realeza	-	230/138 kV	-	300		
Contract 022/2014	LT Assis - Londrina C2	CS	500 kV	122	-	05.09.2017	05.09.2044
Contract 006/2016	SE Medianeira Norte	-	230/138 kV		300	09.06.2019	07.04.2046
	SE Andirá Leste		230/138 kV		300	07.09.2019	07.04.2046
	SE Curitiba Centro		230/138 kV		300	04.09.2019	07.04.2046
	SE Baixo Iguaçu		230 kV			21.12.2020	07.04.2046
	LT Curitiba Centro - Uberaba C1	CS	230 kV	8		04.09.2019	07.04.2046
	LT Curitiba Centro - Uberaba C2	CS	230 kV	8		04.09.2019	07.04.2046
	LT Baixo Iguaçu - Realeza Sul	CS	230 kV	37		04.08.2019	07.04.2046
	LT Curitiba Leste - Blumenau	CS	525 kV	144		28.03.2021	07.04.2046
	LT Baixo Iguaçu - Cascavel Oeste	CS	230 kV	57		21.12.2020	07.04.2046

continue

Transmission Lines and Substations		Property	Circuit	Tension (kV)	Extension (km)	Transformation capacity (MVA)	Commercial Operations expected to	Concession expires on
Special Purpose Entity					6,288	6,072		
Costa Oeste Transmissora de Energia S.A.		100.0%						
Contract 001/2012	LT Cascavel Norte - Cascavel Oeste		CS	230kV	29			
	LT Cascavel Norte - Umuarama Sul		CS	230 kV	130	-	31.08.2014	12.01.2042
	SE Umuarama Sul		-	230/138 kV	-	300	27.07.2014	
Caiuá Transmissora de Energia S.A.		49.0%						
Contract 007/2012	LT Umuarama - Guaíra		CS	230 kV	105	-	12.05.2014	10.05.2042
	LT Cascavel Oeste - Cascavel Norte		CS	230 kV	37	-	02.07.2014	
	SE Santa Quitéria - SF6		-	230/138/13,8 kV	-	400	01.06.2014	
	SE Cascavel Norte		-	230/138 kV	-	300	02.07.2014	
Marumbi Transmissora de Energia S.A.		100.0%						
Contract 008/2012	LT Curitiba - Curitiba Leste		CS	525 kV	29	-	28.06.2015	10.05.2042
	SE Curitiba Leste		-	525/230 kV	-	672		
Integração Maranhense e Transmissora de Energia S.A.		49.0%						
Contract 011/2012	LT Açailândia - Miranda II		CS	500 kV	365	-	02.12.2014	10.05.2042
Matrinchã Transmissora de Energia (TP NORTE) S.A.		49.0%						
Contract 012/2012	LT Paranatinga - Ribeirãozinho		CD	500 kV	710	-	29.07.2016	10.05.2042
	LT Paranaíta - Cláudia		CD	500 kV	594	-	09.10.2015	
	LT Cláudia - Paranatinga		CD	500 kV	708	-	29.07.2016	
	LT Sinop - Intersecção Santa Carmen		CS	500 kV	21		09.10.2015	
	SE Paranaíta		-	500 kV	-	-	09.10.2015	
	SE Cláudia		-	500 kV	-	-	09.10.2015	
	SE Paranatinga		-	500 kV	-	-	29.07.2016	
	SE Sinop		-	500 kV	-	800	09.10.2015	
Mata de Santa Genebra Transmissão S.A.		50.1%						
Contract 001/2014	SE Fernão Dias		-	500/440 kV		3,600	07.02.2020	15.05.2044
	LT Bateias - Itatiba		CS	500 kV	414	-	05.03.2020	
	LT Araraquara 2 - Itatiba		CS	500 kV	222	-	24.03.2020	
	LT Araraquara 2 - Fernão Dias		CS	500 kV	249		03.05.2020	
Guaraciaba Transmissora de Energia S.A.		49.0%						
Contract 013/2012	LT Ribeirãozinho - Rio Verde Norte C3		CS	500 kV	240	-	30.08.2016	10.05.2042
	LT Rio Verde Norte - Marimbondo II		CD	500 kV	690	-		
	SE Marimbondo II		-	500 kV	-	-		
	SE Rio Verde		-	500 kV	-	-		
Paranaíba Transmissora de Energia S.A		24.5%						
Contract 007/2013	LT Barreiras II - Rio das Éguas		CS	500 kV	244	-	30.01.2017	02.05.2043
	LT Rio das Éguas - Luziânia		CS	500 kV	350	-		
	LT Luziânia - Pirapora 2		CS	500 kV	373	-		
Cantareira Transmissora de Energia S.A.		49.0%						
Contract 019/2014	LT Estreito - Fernão Dias C1 e C2		CD	500 kV	656	-	05.03.2018	05.09.2044
Uirapuru Transmissora de Energia S.A.								
Contract 02/2005	LT Ivaiporã - Londrina ESUL	100.0%	CS	500 kV	122		09.07.2006	05.03.2035
Total					9,616	20,462		

(1) Concession extended under the terms of Provisional Measure No. 579/2012.

(2) Exclusive for reactive control of the transmission lines of the National Interconnected System, improving the quality of the transmitted energy.

The transmission concessions in operation currently generate RAP to Copel Geração e Transmissão of R$ 1.22 billion, proportional to its share in the projects.

- **Transmission works:**

Lote E - Leilão Aneel nº 05/2015: Through public transmission service concession contract 06/2016, Copel received a concession to build, operate and maintain several transmission projects. In addition to the substations and transmission lines that have been operating since 2019, the contract also includes the 525 kV Curitiba Leste - Blumenau transmission line, which began commercial operation on April 1, 2021 and represents approximately R$42.6 million in RAP. Considering the other projects that were already in operation,

the entire lot represents a RAP for Copel in the order of R$133.3 million.

In addition to the works gained in the auctions promoted by Aneel, Copel Geração e Transmissão has works stemming from the authorization resolutions in order to expand and improve existing facilities, such as:

Authorization Resolution 7,384/2018: implementation of extra capacity at 230 kV Realeza Sul, São Mateus do Sul, Pato Branco, Ponta Grossa Sul, Londrina ESU and Ibiporã Ibiporã and refurbishment of the Londrina - Ibiporã transmission line, with an investment of approximately R$ 111.0 million and RAP of approximately R$ 15.0 million, as of the start of commercial operation, realized, for all projects of this resolution, between February and September 2021.

Authorization Resolution 7,515/2018: implementation of extra capacity at the 230 kV Cascavel, Ponta Grossa Norte, Umbará, Maringá and Uberaba substations, with an investment of approximately R$ 70.0 million and RAP of approximately R$ 9.5 million, as of the start of commercial operation. The reinforcements in the Umbará, Maringá and Uberaba substations, whose entry into commercial operation planned by Aneel was in the 2nd half of 2021, were carried out between February and October 2021. Part of the reinforcements at the Ponta Grossa Norte substation, whose entry into commercial operation planned by Aneel was in the 1st half of 2022, was carried out in November 2021. The other reinforcements, at the Ponta Grossa Norte and Cascavel substations, have deadlines set by Aneel for completion in the 1st half of 2022.

Authorization Resolution 8,543/2020: Authorization Resolution 8,543/2020: (amended by Authorization Resolution No. 8,951/2020): refurbishment of the 230 kV Pilarzinho - Santa Mônica transmission line, refurbishment of the 230 kV Bateias - Pilarzinho transmission line and implementation of reinforcements in the respective 230 kV Santa Mônica, Bateias and Pilarzinho substations, with a total investment of approximately R$32.5 million and RAP of approximately R$4.2 million, from the start of commercial operations, which Aneel expects to be January 2023.

Authorization Resolution 9,219/2020: implementation of reinforcements in the 230 kV Guaíra substation, with an investment of approximately R$ 38.8 million and RAP of approximately R$ 6.0 million, as from the start of commercial operation, which Aneel expects to be April 2024.

Authorization Resolution 9,564/2020: implementation of reinforcements in the 230 kV Sarandi substation, with an investment of approximately R$ 21.0 million and RAP of approximately R$ 3.4 million, as from the start of commercial operation, which Aneel expects to be June 2023.

Authorization Resolution 741/2021: refurbishment of the 230 kV Campo Comprido - Santa Quitéria transmission line, with an investment of approximately R$4.3 million and RAP of approximately R$577.7 thousand, as from the start of commercial operation, which Aneel expects to be August 2023.

Authorization Resolution 10,688/2021: implementation of reinforcements in the 230 kV CIC substation, with an investment of approximately R$24.4 million and RAP of approximately R$3.7 million, as from the start of commercial operation, which Aneel expects to be April 2024.

3.3.3. Distribution

Copel Distribuição is one of the most prominent energy distributors in the electricity sector in the country. Its concession area covers 1,068 locations, belonging to 394 municipalities in Paraná and one in Santa Catarina, Porto União. The municipalities of Guarapuava and Coronel Vivida are partially served.

- **Distribution lines and Substations**

In 2021, substations were connected to reinforce the electrical distribution system, improving quality and increasing the availability of electric energy to consumers. The works on new substations and expansions added approximately 317 MVA to the distribution system and the new high voltage lines completed in the period added 57 km of 138kV transmission lines.

- **Quality of Supply**

Supply quality is measured by indicators that monitor distributors' performance in terms of continuity of the service provided. The System Average Interruption Duration Index - SAIDI (DEC in Portuguese) measures the number of hours on average that consumers remain without power during a certain period. The Customer Average Interruption Duration Index – CAIDI (FEC in Portuguese) indicates the average number of outages per consumer unit.

Based on DEC and FEC, Aneel establishes individual continuity parameters (Individual interruption duration per consumer unit - DIC, Individual interruption frequency per consumer unit - FIC, and Maximum continuous interruption duration per consumer unit or connection point - DMIC) which are itemized in electric energy consumers' monthly bills.

These indicators are reviewed in the Periodic Tariff Review and are increasingly becoming stricter in order to improve the quality of customer service.

Copel Distribuição's results of DEC and FEC indicators showed an improvement in the number and duration of outages for 2021 compared to the previous year, due to investments in performance and expansion work, increase in the periodic maintenance and preventive inspections, presented, as shown below:


DEC Evolution (hours)
DEC (hours) Copel
DEC limit (hours) ANEEL
Hours (from 1 to 20)
10.46
10.31
9.11
9.79
9.29
10.88
10.44
10.06
7.83
7.22
2017
2018
2019
2020
2021


Evolution FEC (interruptions)
FEC (interruptions) Copel
FEC limit (interruptions) ANEEL
Interruptions (de 1 to 15)
8.53
8.01
7.67
7.39
6.84
6.83
6.22
6.02
5.61
4.83
2017
2018
2019
2020
2021

DEC and FEC versus DECi and FECi

DECi and FECi are internal indicators that include only events that occurred with the distributor's assets, excluding events from transmission lines. Are established in the Concession Agreement and non-compliance with the efficiency criterion for the quality of the service provided, for two consecutive years during the period assessed, or in the year 2020, would result in the extinction of the concession.

DEC and FEC cover all occurrences, regardless of origin, including losses in the basic network that are external to the concessionaire's distribution system and have an imminent technical origin.

- **Management of energy losses**

The electrical system consists of generation, transmission and distribution segments. The losses refer to the electric energy generated that passes through the transmission lines (Basic Network) and distribution

networks, but that is not traded for technical or commercial reasons.

In this context, losses may be segmented between Losses in the Basic Grid, which are external to the concessionaire's distribution system and are imminently technical in their origin, and Distribution Losses that may be of a technical or non-technical nature.

The technical losses refer to the portion of losses in the distribution inherent to the transmission process, voltage transformation and energy measurement in the concessionaire's grid. Non-technical losses, in turn, represent all other losses associated with the distribution of electric energy, such as energy theft, measurement errors, errors in the billing process, consumer units that do not have measuring equipment, among others.

In 2021, global losses represented 9.2% of all energy injected into the distributor's system, with 5.8% of technical losses, 1.9% of non-technical losses and 1.5% of losses in the basic network.


Loss index (%)
8.4%
1.4%
1.0%
6.0%
9.4%
1.6%
1.8%
6.0%
9,2%
1.5%
1.9%
5.8%
2019
2020
2021
Technical losses
Non-Technical losses
Basic Grid

Distribution losses can also be defined as the difference between the electricity purchased by the distributors and that billed to their consumers, that is, calculated through the metering system and the market billed by the Company.

Copel Distribuição maintains a Non-Technical Loss Combatting Program that intend to reduce or maintain the current level of non-technical losses through the following activities:

- Constant mapping, by identifying the areas and the number of families with illegal connections;
- Improvement of actions to combat irregular procedures, improving the performance of targeted inspections;
- Investments for the provision and /or acquisition of equipment for inspection;
- Preparation and execution of specific training and recycling related to commercial losses;
- Conducting inspections, both in Medium and Low Voltage;
- Educational notes in the press and messages on electric bills;
- Joint operations with the Civil Police and Prosecution Office;

- Opening of a police investigation in regions where significant numbers of irregular procedures were found.

Due to the actions taken, the effectiveness of inspections has increased significantly in recent years, from 11.1% in 2012 to 19.8% in 2021.

- **Captive Market**

The following table shows the behavior of the captive market by consumption class in number of consumers and the performance of energy sold:

Captive Market - Copel Distribuição						
	Number of Consumers			Sold Energy (GWh)		
	Dez/21	Dez/20	%	Dez/21	Dez/20	%
Residential	4,038,454	3,944,556	2.4	8,068	7,910	2.0
Industrial	70,632	71,038	(0.6)	2,275	2,314	(1.7)
Commercial	422,560	412,630	2.4	4,149	4,172	(0.6)
Rural	342,428	347,562	(1.5)	2,461	2,451	0.4
Others	52,534	60,066	(12.5)	2,359	2,333	1.1
Total	**4,926,608**	**4,835,852**	**1.9**	**19,312**	**19,180**	**0.7**

- **Grid Market (TUSD)**

In 2021, Copel Distribuição's grid market, which takes into account all consumers who accessed the distributor's network, recorded variation of 2.3%.

Market Power Wire						
	Number of Consumers			Distributed Energy (GWh)		
	Dez/21	Dez/20	%	Dez/21	Dez/20	%
Captive Market	4,926,608	4,835,852	1.9	19,312	19,180	0.7
Concessionaires and Permissionaires	2	2	-	86	76	13.2
Free Consumers	2,318	1,871	23.9	11,531	10,025	15.0
Wire Dealerships	5	5	-	846	798	6.0
Market Power Wire	**4,928,933**	**4,837,730**	**1.9**	**31,775**	**30,079**	**5.6**

- **Purchase of energy**

Under the current regulatory framework, the energy contracting by the distributors mainly occurs through auctions overseen by Aneel. To supply the market in the coming years, in 2021, the following auctions were held:

- 26th Existing Energy Auction (A-1) with start of supply from January 1, 2022
- 27th Existing Energy Auction (A-2) with start of supply from January 1, 2023
- 33rd New Energy Auction (A-3) with start of supply from January 1, 2024
- 34th New Energy Auction (A-4) with start of supply from January 1, 2025
- 35th New Energy Auction (A-5) with start of supply from January 1, 2026

- 1st Capacity Reserve Auction (A-6) with start of supply from January 1, 2027

In these auctions, Copel Distribuição did not declare the need to purchase energy.

In order to serve the market in 2021, the supply of contracts negotiated in previous years started, specifically in the 23rd New Energy Auction (A-5) contracted in 2016 and the 25nd New Energy Auction (A-4), contracted in 2017.

- **Sobrecontratação**

In the current regulatory model, the purchase of energy by distributors is regulated by Law No. 10,484/1914 and by Decree No. 5,163 /2004, which determine that these shall acquire the volume required to serve 100% of their market.

The verification that the whole market is being served takes into account the period comprised by the calendar year, and the difference between the costs paid by the tariff and the costs actually realized with the purchase of energy are entirely passed on to the captive consumers, provided that the distributor records a contracting level between 100 % and 105% of its market. However, if distributors reach contracting levels below or above the regulatory limits, these will still be able to maintain a guarantee of neutrality, if it is identified that such violation arises from extraordinary or unforeseeable events, that do not allow management by the buyer.

In recent years, the distribution segment has been exposed to a generalized overcontracting scenario, as most companies recorded a contracting level above 105%. Several of the factors that contributed to this situation are extraordinary and unavoidable on the part of the distributors, among which the following stand out: the compulsory allocation of physical guarantee quotas, the mass migration of consumers to the free market, and the effects resulting from social isolation measures implemented by the government in the fight against the Covid-19 pandemic, which resulted in a significant retraction in the distribution concessionaire market.

Aneel and MME have been establishing, through the issuance of Resolutions and Decrees, a series of measures aimed at mitigating overcontracting, such as: recognition of involuntary overcontracting, mechanisms to compensate for new energy surpluses and deficits, regulation of bilateral agreements between distributors and generators, mechanisms for the sale of surplus electricity by distributors, among others. Decree No. 10,350/2020, which, among other measures, amended Decree No. 5,163/2004, recognized the involuntary nature of contractual exposures resulting from load reduction due to the effects of the Covid-19 pandemic, determined in accordance with Aneel regulations.

Regarding contracting, Copel Distribuição's indicators remained within the regulatory limits of 100% to 105% during the first four months of 2021. From May on and in the following months, there was a gradual increase in contracting levels, leading the distributor to a scenario of overcontracting, caused, above all, by the maintenance of the effects of the pandemic, with market retraction, in addition to migrations to the free market.

During this period, the constant evaluation of indicators and contracting scenarios prevailed, in which the Distributor sought to the limit to maintain the right to recognize the involuntary nature of overcontracting, exercising "Maximum Effort" in adapting its contracting level to regulatory limits. Only in the last contracting

management mechanism of the year did it give up the "Maximum Effort" exercise, making voluntary the overcontracting in 2021.

In this context, we can highlight the following actions:

- Declaration of surpluses in the Surplus Sale Mechanisms - MVE, making part of the distributor's surplus energy available to the free market to serve its captive market
- Declaration of surpluses in the New Energy Surpluses and Deficits Compensation Mechanism - MCSDEN, whose period of validity of the assignments comprised the year 2021, with the exception of the mechanism that covered the last quarter of that year, whose declaration was null.

Although these management mechanisms mentioned above have contributed to reduce overcontracting, the indicators associated with supply and demand point to the occurrence of overcontracting of 107.7% for Copel Distribuição.

Copel Distribuição understands that it does not have the right of any involuntary action for this overcontracting in 2021 and, consequently, starts to operate in a risk zone of contracted volumes above the regulatory limits. According to the guidelines of the Tariff Regulattion Procedures - PRORET, approved by Normative Resolution No. 955, of November 30, 2021, it is understood that the risk associated with the 2021 overcontracting would result in a bonus financial effect in the amount of R$73.1 million.

- **Tariff Flags**

The purpose of the tariff flag system is for consumer prices to reflect conditions under which electric energy is generated in the SIN, by the charging of additional amounts in the Energy Tariff (TE), thus enabling consumers to adapt their consumption to the actual price of electric energy. The green, yellow and red flags indicate whether the energy costs more or less, depending on the electricity generation conditions. In August 2021, due to the water crisis that devastated the country, the water scarcity flag was created, for the period from September 2021 to April 2022. The values of the tariff flags are published by Aneel, in a specific rule.

The table below shows the history of tariff flags and the amounts charged:

	2021		2020	
Month	Bandeira	Value applied in the tariff (every 100kwh)	Flag	Value applied in the tariff (every 100kwh) R$
January	yellow	1.34	yellow	1.34
February	yellow	1.34	green	-
March	yellow	1.34	green	-
April	yellow	1.34	green	-
May	red	4.17	green	-
June	red	6.24	green	-
July	red	9.49	green	-
August	red	9.49	green	-
September	black	14.20	green	-
October	black	14.20	green	-
November	black	14.20	green	-
December	black	14.20	red	6.24

- **White Tariff**

Since January 1, 2018, the White Tariff has been in effect, a tariff type that presents a change in the energy value according to the day and time of consumption. The white tariff is to enable the consumer to rationalize the energy consumption at the peak and encourage the use in periods when demand is low.

This modality is offered for the low voltage consumer units (127, 220, 380 or 440 Volts), called group B, and also for those served at high voltage, belonging to group A opting for the low voltage tariff.

The conditions for application of the white tariff are set forth in the Normative Resolutions of Aneel 733/2016.

- **Periodic Tariff Review - RTP**

In the Periodic Tariff Review process, unmanageable costs (Part A) are passed on to consumers, which include costs related to the acquisition of electricity, use of transmission systems, sector charges and irrecoverable revenues. Moreover, Parcel B costs related to operation and maintenance, depreciation and investment compensation are repositioned, considering the changes in the cost and market structure, the tariff levels observed in similar companies, the incentives for efficiency and affordability of tariffs.

In June 2021, through Ratifying Resolution No. 2,886/2021, Aneel approved Copel Distribuição's Periodic Tariff Review, which corresponded to the average tariff effect to be perceived by consumers of 9.89%, with 9.57%, on average, for consumers connected to high voltage and 10.04%, on average, for consumers connected to low voltage.

Copel Distribuição's net BRR, in the 2021 Periodic Tariff Review, was ratified at R$8.4 billion. The capital compensation reached R$1 billion, a rate of 10.64% before taxes, and the Regulatory Reintegration Quota – QRR, whose purpose is to recompose the assets related to the provision of the service throughout its useful life, was R$ 438 million, an average rate of 3.73%.

- **Copel Distribuição Concession Agreement**

The Company achieved the annual indicators defined in the fifth amendment to the concession agreement, which imposes conditions related to service quality and economic-financial sustainability indicators, and reiterates its commitment to the economic sustainability of the concession and to the continuity of investments supported by cost control management, productivity maximization and operational efficiency improvement.

On November 17, 2020, Aneel approved Normative Resolution No. 896, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions starting in the year 2021, including changing parameters for the calculation of some of the variables of the Economic-Financial Management indicator goal.

In 2021, the efficiency criterion in relation to economic-financial management is considered to have been breached when there is an inequality non-compliance or when the EBITDA is lower than QRR. The calculation of results takes place at the end of each calendar year, when the results are disclosed in the Regulatory Financial Statements.

The following table presents the goals defined and achieved since the extension of the concession:

Year	Economic-Financial Management	Accomplished (R$ million)	Quality - limits [(a)]		Quality - accomplished	
			DECi [(b)]	FECi [(b)]	DECi	FECi
2016		-	13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0	661.4	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0	550.7	11.23	8.24	10.29	6.20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0,8 * selic)	822.4	10.12	7.74	9.10	6.00
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1,11 * selic)	1,624.8	9.83	7.24	7.81	5.55
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * selic)	-	9.29	6.84	7.20	4.76

(a) Accordin to NT 0335/2015 Aneel.

(b) DECi - Equivalent Duration of Interruption of Internal Origin per Consumer Unit; and FECi - Equivalent Frequency of Interruption of Internal Origin per Consumer Unit.

QRR: Regulatory Reinstatement Quota or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review - RTP, updated by the variation of the Regulatory Portion B and calculated on a pro-rated basis.

Net Debt: Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that compose the Gross Debt and Financial Assets are defined in the Resolution No. 896/20 annex.

EBITDA or Recurring EBITDA: Refers to Earnings Before Interest (Finance Income(Costs)), Taxes (Income Taxes), Depreciation and Amortization.

3.3.4. Trading

The Company has a portfolio of 1,327 customers served in 23 Brazilian states, reaching approximately 2.6 GW average of energy traded at the CCEE, occupying the 1st position in the ranking in terms of volume of electricity traded in 2021, which represents an increase of 87% over the previous year.

In 2021, Copel Mercado Livre participated with a positive result in the 26th Aneel existing energy auction A -1 for the periods of 2022 and 2023, resulting in two contracts with distributors in the Northeast submarket. The Company also took out credit insurance to mitigate credit risk and make its receivables portfolio more robust.

Keeping up with the domestic service market, Copel Mercado Livre improved the Simplifique product, adding the telemetry service, which allows customers to monitor their energy contracts online.

In December 2021, Copel Mercado Livre held the I-REC Certificate Purchase Auction contracting certificates from hydraulic and wind sources. These renewable energy certificates provide the customer with reliable accounting to prove Scope 2 emissions – indirect emissions caused by the consumption of electricity purchased from the National Interconnected System - SIN grid and from renewable sources. When purchasing energy with certificate, the company can prove the origin of the energy consumed and disclose it to its customers, thus adding value to the product or service provided. This initiative is in line with SDG7 of the 2030 agenda and is one of the SDGs prioritized by the Copel group.

4. ECONOMIC-FINANCIAL PERMORMANCE

4.1. Net Operating Revenue

In 2021, Net Operating Revenue increased by R$ 5,351.0 million, which represents a 28.7% increase year-on-year. This variation is mainly due to:


7,237.7
6,652.8
6,051.9
3,779.8
5,295.1
4,372.6
1,951.6
1,414.1
Electricity Sales to Final Costumers
Electricity Sales to Distributors
Use of the main distribuition and transmission grid
Construction income
2021
2020

1) increase of R$ 584.9 million in **Electricity Supply Revenue**, mainly as a result of the 11.32% readjustment of Copel's DIS Energy Tariff perceived by the consumer as of June 24, 2021 and the growth in the number of Copel Comercialização customers;

2) increase of R$ 2,272.1 milion in **Electricity Supply**, mainly due to the use of the UEGA thermal plant, which generated 2,195 GWh in 2021 due to water restrictions, 79% higher than the generation of 1,224 GWh in relation to 2020, as well as the reflection of the higher average PLD of R$280.37 in 2021, 52% higher than the average PLD of R$184.42 in 2020 and the 62.3% growth in the volume of energy sold under Copel Comercialização's bilateral contracts;

3) increase of R$ 922.5 million in **Electricity Availability Revenue** mainly due to: (i) result of higher compensation on energy transmission contracts in relation to the same period of the previous year, as a result of the increase in contractual indexes (IGPM and IPCA) applied to the asset balance, which was also increased with new works and (ii) the increase in Copel DIS' revenue resulting from the effects of the User Tariff adjustment of 8.73% and the resumption of growth in the wire market, which increased by 5.6% in 2021;

4) increase of R$ 537.5 million in **Construction Revenue** mainly due to higher investments in the energy distribution segment;


2,270.9
676.9
712.3
502.7
-
810.6
142.6
57.3
322.4
366.4
Sectorial financial assets and liabilities results
Distribution of piped gas
Recovery of PIS/Pasep and Cofins on ICMS
Fair value of assets from the indemnity for the concession
Other operating revenue
2021
2020

5) increase of R$ 1,594.0 million in **Sectorial financial assets and liabilities result** mainly as a result of the purchase of energy and charges for the higher use of the network than those considered in the calculation of Copel DIS' electricity tariff;

6) increase of R$ 209,6 million in **Piped Gas Distribution Revenue**, due to the increase in consumption and the use of the thermoelectric plant;

7) positive effect in the previous year of R$810.6 million as a result of the final and unappealable decision that recognized Copel DIS' right to exclude from the PIS and Cofins tax base the full amount of ICMS, non-recurring in 2021;

8) decrease of R$ 44.0 million in **Other Operating Revenue** mainly due to the decrease in the fair value of the energy purchase and sale agreements of Copel Comercialização, offset by the increase in rental revenue.

4.2. Operating Costs and Expenses

In 2021, operating costs and expenses increased by R$ 4,331.0 million, which represents a 29.7% increase year-on-year. This variation is mainly due to:

- **Not manageable**


9,503.7
6,829.5
2,501.6
1,525.6
506.1
354.7
1,854.9
404.5
Electricity purchased for resale
Charges of the main distribution and transmission grid
Natural gas and supplies for gas business
Materials and supplies for power electricity
2021
2020

1) increase of R$ 2,674.2 million in **Electricity Purchased for Resale**, mainly due to the impact of the water crisis on energy prices and to cope with the higher volume of energy sold in the period;

2) increase of R$ 976.0 million in **Charges from using transmission grid,** mainly due to the higher value of System Services Charges - ESS due to the higher thermal use outside the order of merit to face the water crisis and the tariff readjustment of the basic grid's contracts;

3) increase of R$ 151.4 million in **Natural gas and supplies for gas business** resulting from the higher volume of acquisition for resale; and

4) increase of R$ 1,450.4 million in **Materials and supplies for power electricity** to meet the use of the thermoelectric plant (UEGA).

- **Manageable**


1,550.9
1,601.9
1,899.8
1,417.5
240.8
237.3
1,082.5
1,009.9
Personnel and management
Construction costs
Accruals and provisions
Depreciation and amortization
2021
2020

5) decrease of R$ 51.0 million in **Personnel and Management**, mainly reflecting the reduction of R$114.3 million in the provision for performance and profit sharing, the reduction in the number of employees and the cost reduction policy, offset by the salary readjustment of 10.78% in October 2021 resulting from the higher inflation rate in the period (3.89% in October 2020), in accordance with the collective bargaining agreement and the R$ 73.2 million increase in the provision for the voluntary termination program in the period;

6) increase of R$ 482.3 in **Construction cost**, reflecting investments made in the transmission and distribution infrastructure of energy and piped gas;

7) increase of R$ 3.5 million in **Estimated Losses, Provisions and Reversals,** mainly due to an increase of R$52.6 million in the estimate of expected credit losses and of R$ 39.8 million in provisions for litigation, partially offset by the increase of R$ 110.3 million in the reversal of impairment in the generation segment, mainly due to higher use of UEGA;


706.6
558.0
248.8
228.6
69.8
72.7
309.5
333.3
Third party services
Pension and healthcare plans
Materials and supplies
Other costs and expenses
2021
2020

8) increase of R$ 148.6 million in **Third party services**, due to the increase in maintenance costs of the electricity system, due to actions to reduce interruptions to consumers (DEC/FEC) and the increase in O&M services with the full entry of wind farms;

9) decrease of R$ 23.8 million in **Other operating costs and expenses**, principally due to gains from disposals of assets and rights, greater recovery of costs and expenses, including recovery of invoices and taxes, and gains from updating the values of indemnifiable assets in the generation segment, offset by the increase in financial compensation for the use of resources and by adjusting the valuation of the coal stock.

Additionally, in September 2021, compensation for the hydrological risk renegotiation was recognized through right to grant extension of Copel's plants referring to the portion of the costs incurred with GSF, taken by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism - MRE, in the amount of R$ 1,570.1 million (see explanatory note No. 1(b) of the financial statements).

4.3. Equity in the results of investees

Equity in the results of investees for 2021 was 89.3% higher compared to the same period in 2020, mainly due to the positive result of the Equity in the results of the jointly-controlled subsidiaries of electric energy transmission, mainly as a result of the higher monetary adjustment on the contract assets, the completion of works and the lower provision for arbitration litigation with *EPCista*.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

4.4. EBITDA ou LAJIDA

In R$ million	Consolidated 2021	2020
Net income - continuing operations	3,859.0	3,834.2
Net income - discontinued operations	1,189.6	75.6
Deferred IRPJ and CSLL - continuing operations	790.4	24.9
Deferred IRPJ and CSLL - discontinued operations	128.4	(2.2)
IRPJ and CSLL - continuing operations	469.2	1,260.5
IRPJ and CSLL - discontinued operations	526.8	45.4
Financial expenses (income), net - continuing operations	327.4	(866.3)
Financial expenses (income), net - discontinued operations	25.7	33.4
Ebit	**7,316.5**	**4,405.4**
Depreciation and amortization - continuing operations	1,082.5	1,009.9
Depreciation and amortization - discontinued operations	1.9	107.5
Ebitda	**8,400.9**	**5,522.8**
Atributed to shareholders of the parent company	8,208.9	5,426.5
Atributed to non-controlling shareholders	192.1	96.2

Calculation of the Ebitda Margin	2021	2020
Ebitda	8,400.9	5,522.8
Net Operating Revenue (ROL)	23,984.3	18,633.2
Ebitda margin% (Ebitda ÷ ROL)	**35.0%**	**29.6%**



5,523
2,272
922
1,594
563
2,674
976
1,450
1,570
726
173
1,612
8,401
2020
Electricity supply
Electricity availability
Result of sectoral financial assets
Other operating revenue
Electricity purchased for resale
Charges for use of electricity
Raw material and supplies for energy
Hydrological Risk Renegotiation -
Other costs and expenses
Equity in earnings of investees
Ebitda discontinued operations
2021

4.5. Financial Result

The financial result increase R$ 1,193.6 million, manly due to the recognition of Pis/Cofins tax credit in 2020, non-recurring in 2021, to the lower revenue from the financial update of the CRC agreement due to its settlement in August 2021, to the recording of expense of the fair value of derivatives, against the revenue recorded in 2020, and the higher finance costs with monetary and exchange variation and debt charges, partially offset by the increase in income from financial investments.

4.6. Net Income

In 2021, consolidated net profit considering the results from discontinued operations was R$5,048.6 million, 29.1% higher than the R$3,909.8 million obtained in the previous year.


2,878
579
33
1,193
3,910
5,049
2020
Ebitda
Income tax and Social contribution
Depreciation and amortization
Financial results
2021

4.7. Added Value

In 2021, a Copel recordedR$ 21,227.4 million in Added Value - total 41,0% higher than the previous year, in amount of R$ 15,052.0 million. The full statement is available in the Financial Statements.


2021
Government 58.1%
Shareholders 13.2%
Retained 5.0%
Third parties 6.0%
Personnel 8.4%
Discontinued operations 9.3%
2020
Government 54.0%
Shareholders 16.8%
Retained 8.8%
Third parties 6.4%
Personnel 12.0%
Discontinued operations 2.0%

4.8.Debt

The Company meets its liquidity and capital requirements primarily with cash from operations and financing used to expand and modernize business related to generation, transmission, trade and distribution of energy.

An important point to note is that the Company seeks to invest in projects and, accordingly, uses credit facilities available in the market that suit Copel's capital structure in terms of financial leverage compared to returns from projects. It is worth noting that projects for financing as well as cash and cash equivalents will be sufficient to cover the fiscal year's investment plan.

In 2021, there were the following outflows of funds:

Inflow – 2021 (In R$ million)	Company	Financier	Value
Financing agreement - Lote E	Copel Geração e Transmissão	BNDES	51.0
Financing agreement - Colíder	Copel Geração e Transmissão	BNDES	1.2
7th Issuance of Debentures	Copel Geração e Transmissão	Debenture holder	1,500.0
6th Issuance of Debentures	Copel Distribução	Debenture holder	1,500.0
Financing agreement	Jandaíra I	Banco do Nordeste	7.3
Financing agreement	Jandaíra II	Banco do Nordeste	18.3
Financing agreement	Jandaíra III	Banco do Nordeste	21.5
Financing agreement	Jandaíra IV	Banco do Nordeste	21.9
Financing agreement	Complexo Eólico Vilas	Banco do Nordeste	13.1
Total			**3,134.3**

Payments made in the year totaled R$ 2,609.1 million, of which R$ 2,054.6 million in principal and R$ 554.5 million in charges. The long-term debt repayment schedule, comprising loans, financing and debentures, is as follows:


1,729
891
1,844
1,554
484
2,601
9,102
2023
2024
2025
2026
2027
After 2027
Total

4.9. Distribution of dividends and interest on capital

(In R$ thousand)	2021				
	Total	DIV (3)	DIV (1)	JCP (1)	JCP (2)
Aproval by AGO	04.29.2022				
Aproval by CAD			09.17.2021	09.17.2021	12.08.2021
Payment date		to be determined	11.30.2021	11.30.2021	a definir
Adjusted Net Income	4,952,570				
Value of ON Shares	1,120,747	496,663	434,367	86,959	102,758
Value of PNA Shares	3,658	1,621	1,418	284	335
Value of PNB Shares	1,964,082	870,391	761,218	152,393	180,080
Gross Total Shared	**3,088,487**	**1,368,675**	**1,197,003**	**239,636**	**283,173**

(1) Intermediate Earnings, declared by the CAD on 09.17.2021, for position entitled on 09.30.2021 (paid in 11.30.2021)

(2) Intermediate Earnings, declared by the CAD on 08.12.2021, for position entitled on 12.30.2021 (2021 anticipation)

(3) Extra proposed dividends(year 2021)

DIV - Dividends

JCP - Interest on own capital

(In R$ thousand)	2020						
	Total	DIV	DIV	DIV	JCP (1)	JCP (2)	DIV
Aproval by AGO	04.29.2021						
Aproval by CAD			03.17.2021	03.17.2021	03.17.2021	12.09.2020	09.16.2020
Payment date		08.11.2021	04.30.2021	08.11.2021	08.11.2021	08.11.2021	09.30.2020
Adjusted Net Income	3,768,622						
Value of ON Shares	1,278,128	106,334	632,732	62,391	67,926	408,745	
Value of PNA Shares	4,154	470	1,568	154	168	1,013	781
Value of PNB Shares	1,243,723	103,472	615,700	60,711	66,098	397,742	
Gross Total Shared	**2,526,005**	**210,276**	**1,250,000**	**123,256**	**134,192**	**807,500**	**781**

4.10. Investment program

The investment program for 2022 was approved by the 221th Ordinary Meeting of the Board of Directors. The investments made and projected are as follows

Subsidiaries / SPE (1)	Realized 2021	Realized 2020	Estimated 2022	Change % 2021-2020
Copel Geração e Transmissão	494.8	457.3	407.3	8.2
Copel Distribuição	1,623.0	1,279.6	1,634.5	26.8
Copel Telecomunicações	54.4	103.4	-	(47.4)
Copel Comercialização	2.0	1.0	2.9	100.0
Copel Serviços	0.7	-	2.4	-
Holding	3.5	0.6	6.7	483.3
Others (1) (2)	0.5	-	13.3	-
Total	**2,178.9**	**1,841.9**	**2,067.1**	**18.3**

(1) Refers to the participation of Copel in the establishment.

(2) Included Uega

4.11. Shares

Volume traded in 2021:

	Volume traded	ON (CPLE3)		PNB (CPLE6)		UNIT (CPLE11)	
		Total	Daily average	Total	Daily average	Total	Daily average
B3	Trades	862,485	3,492	4,475,349	18,119	397,679	2,312
B3	Quantity	503,952,400	2,040,293	3,283,836,300	13,294,884	95,532,200	555,420
B3	Volume (R$ Thousand)	3,015,227	12,207	21,193,830	85,805	2,956,047	17,186
B3	Presence in trade sessions	247	100%	247	100%	172	100%
NYSE	Quantity	131,789	4,118	925,161,237	11,710,902	154,837,222	895,013
NYSE	Volume (US$ Thousand)	160	5	1,095,054	13,861	887,427	5,130
NYSE	Presence in trade sessions	32	41%	79	100%	173	100%
Latibex	Quantity	-	-	185,686	4,126	489	3
Latibex	Volume (€ Thousand)	-	-	354	8	2	-
Latibex	Presence in trade sessions	-	-	45	18%	3	2%

Performance of the share price in December 31, 2021:

	Share	2021	2020	Change %
B3	ON (CPLE3)	$ 6.12	$ 7.00	(12.6)
	average ON	$ 5.84	$ 6.36	(8.2)
	PNA (CPLE5)	$ 35.89	$ 6.05	493.2
	average PNA	$ 24.02	$ 4.43	442.2
	PNB (CPLE6)	$ 6.44	$ 7.49	(14.0)
	average PNB	$ 6.29	$ 6.44	(2.3)
	UNIT (CPLE11) [(1)]	$ 32.00	-	-
	average UNIT	$ 31.12	-	-
	Ibovespa	104,822	119,017	(11.9)
	Electricity Index	76,305	82,846	(7.9)
NYSE	ON (ELPVY) [(2)]	-	US$ 1.39	-
	average ELPVY	-	US$ 1.22	-
	PNB (ELP) [(3)]	-	US$ 1.43	-
	average ELP	-	US$ 1.27	-
	UNIT (ELP) [(1)]	US$ 5.63	-	-
	average ELP	US$ 5.73	-	-
	Dow Jones Index	36,338	30,606	18.7
LATIBEX	ON (XCOPO) [(4)]	-	-	-
	average XCOPO	-	-	-
	PNB (XCOP)	€ 1.01	€ 0.95	6.3
	average XCOP	€ 1.00	€ 1.09	(8.3)
	UNIT (XCOPU) [(1)]	€ 4.46	-	-
	average XCOPU	€ 4.44	-	-
	Latibex Index	2,088	1,975	5.8

[(1)] Bidding from 04.26.2021 (Implementation of the UNITs program)
[(2)] Shares are no longer listed as of 04.26.2021 (Implementation of the UNITs program)
[(3)] Shares are no longer listed as PNB as of 04.26.2021 (Implementation of the UNITs program)
[(4)] Bidding as of 04.26.2021 (Implementation of the UNITs program). No negotiations of this paper w ere carried out until 12.31.2021

4.12. Non-Paying Consumers

Since 2003, the Company has been calculating the default rate for the product "electric power supply", whose calculation methodology considers the consumer with debt overdue for more than 15 days up to 360 days and excluding the recognition of losses from overdue debts.

Even with the difficulties related to the pandemic and its effects on economic activity, employment and income, the results of Copel Distribuição's two main default indicators (Corporate and Abradee) were satisfactory, as shown below:

Indicator	2021	2020	Change %
Company Non-Payment [1]	1.34%	1.37%	-2.19%
Abradee Non-Payment [2]	2.67%	2.28%	17.11%

(1) Non-payment rate Corporate Criteria: Pending energy from 16 to 360 days and billing 12 months

(2) Non-payment rate Abradee Criteria: Pending energy from 1 to 90 days and billing 12 months

It is important to highlight that one of the measures determined by the Regulatory Body was to prevent the suspension of supply and other collection actions, such as debtors' credit reporting and claim, in 2020 and 2021, with significant effects on customer default.

The satisfactory result was made possible by the adoption of other collection tools such as default notices (via SMS, email and collection letter) and, after the period of prohibition of interrupting services, the intensification of the suspension of supply. These actions allowed the recovery of default accounts with many days outstanding.

4.13. Research & Development-R&D and Energy Efficiency Program - EEP

Pursuant to legislation, concessionaires and authorized contractors for the generation, transmission and distribution of electricity are required to annually allocate a percentage of 1% of their Net Operating Revenue (NOR) to R&D and PEE projects.

Generation and Transmission

In 2021, Copel Geração e Transmissão invested R$32.2 million in the execution of 35 R&D projects, of which 6 are strategic, whose themes were established by Aneel through Call for Projects. In 7 projects, it participated cooperatively with other companies.

Distribution

In 2021, Copel Distribuição invested R$ 70.0 million in 43 projects, of which 11 are strategic, whose themes were established by Aneel through a Call for Projects. In 6 projects, it participated cooperatively with other companies in the electricity sector. 1 new project was contracted, selected through the Innovation Committee. The planned investments amount to R$ 71.5 million to be carried out in up to 3 years.

In 2021, a Copel Distribuição invested R$ 70.0 million with PEE resources in the execution of 160 projects. 26 projects were selected in public call 003/2020, totaling R$29.1 million for investment in 2022, 2023 and 2024. Public calls 004/2021 and 005/2021 were also published, with the availability of a total investment of 50.00 million.

5. COVID-19 PANDEMIC

Copel's senior management acted in a timely manner to deal with the continuity of the pandemic in 2021, having found support in the robust corporate governance structure for decision-making and crisis management.

Since the beginning of the health crisis, the Company has maintained a committee that periodically assesses the actions to be taken considering the degree of contamination risk inside and outside its facilities, as well as the safety conditions for the health of employees, including vaccination data monitoring. Moreover, the topic is dealt with within the scope of the Supervisory Board and the Nomination and Evaluation Committee, respectively, every two and every three months.

Rules were issued to ensure compliance with measures to contain the spread of the disease at the Company and minimize its impacts on administrative, operational and economic-financial areas. The Contingency Commission continued to monitor and act on the pillars of people's safety; continuity of essential activities; monitoring of guidelines and requirements from regulatory bodies and preservation of adequate financial conditions to withstand the crisis.

During 2021, the Company continued the remote work program in areas where it was possible to adopt this format, with travel restrictions, holding meetings by videoconference, daily monitoring of the health and well-being of employees and adoption of contingency protocols, in order to fully maintain the electricity and piped gas infrastructure operations, while preserving the health of its professionals.

During the pandemic, Copel's first concern with its economic and financial health was the preservation of cash, in view of the slowdown in global economic activity as a result of restrictions related to social distancing and mandatory isolation.

There was special concern with the energy market liquidity and the short-term price, as well as with negotiations with the granting authority for the implementation of guidelines that guarantee the maintenance of the economic and financial sustainability of the entire electrical energy generation, transmission, trade and distribution chain. With the constant and systematic assessment of the impacts, Copel was able to implement the necessary measures for the continuity of operations in the period of reduction of consumption and default impact, with a view to preserving cash flow.

In January 2022, with 95% of the staff having already taken the first dose, among which 82% with two doses or single dose, the Executive Board decided to return all employees to Copel's physical premises at the beginning of the year, allowing the hybrid regime established in the Remote Work Program, which provides for a minimum of one day and a maximum of four days of working remotely.

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20
State Registration 10146326-50
Publicly-Held Company - CVM 1431-1
www.copel.com copel@copel.com
Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR
ZIP 81200-240

FINANCIAL STATEMENTS

December / 2021

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONTENTS

FINANCIAL STATEMENTS

Statements of Financial Position

as of December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
CURRENT ASSETS					
Cash and cash equivalents	5	626,052	42,700	3,472,845	3,222,768
Bonds and securities	6	91	90	16,121	1,465
Collaterals and escrow accounts		-	-	182	197
Trade accounts receivable	7	-	-	4,433,193	3,768,242
Dividends receivable		1,558,212	1,290,114	68,162	67,066
CRC transferred to the Paraná State Government	8	-	287,789	-	287,789
Sectorial financial assets	9	-	-	383,740	173,465
Accounts receivable - concessions	10	-	-	5,121	4,515
Contract assets	11	-	-	148,488	285,682
Other current receivables	12	1,150	1,025	749,816	514,185
Inventories		-	-	197,779	162,791
Income tax and social contribution receivable		3,991	12,171	151,912	86,410
Other current recoverable taxes	13.2	-	-	1,508,864	1,565,323
Prepaid expenses	14	528	150	53,649	36,987
Receivable from related parties	15	5,374	40,298	-	-
		2,195,398	**1,674,337**	**11,189,872**	**10,176,885**
Assets held for sale	41	-	758,742	-	1,230,546
		2,195,398	**2,433,079**	**11,189,872**	**11,407,431**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	344,937	299,065
Other temporary investments		19,985	22,385	19,985	22,385
Collaterals and escrow accounts	22.1	-	-	142,764	133,521
Trade accounts receivable	7	-	-	82,233	51,438
CRC transferred to the Paraná State Government	8	-	1,104,835	-	1,104,835
Judicial deposits	16	131,519	125,738	591,131	486,746
Sectorial financial assets	9	-	-	383,740	173,465
Accounts receivable - concessions	10	-	-	2,261,684	1,897,825
Contract assets	11	-	-	6,739,560	5,207,115
Other noncurrent receivables	12	7,658	7,443	916,606	845,460
Income tax and social contribution receivable		30,000	117,682	153,850	137,778
Deferred income tax and social contribution	13.1	165,484	282,132	963,259	1,191,104
Other noncurrent recoverable taxes	13.2	38,659	88,331	3,143,546	4,539,498
Prepaid expenses	14	-	-	27	44
Receivable from related parties	15	150,572	140,337	-	-
		543,877	**1,888,883**	**15,743,322**	**16,090,279**
Investments	17	**21,144,478**	**18,807,102**	**3,042,134**	**2,729,517**
Property, plant and equipment	18	**4,112**	**2,725**	**10,142,591**	**9,495,460**
Intangible assets	19	**3,473**	**2,041**	**9,215,560**	**6,929,456**
Right-of-use asset	28	**3,165**	**962**	**204,056**	**132,521**
		21,699,105	**20,701,713**	**38,347,663**	**35,377,233**
TOTAL ASSETS		**23,894,503**	**23,134,792**	**49,537,535**	**46,784,664**

Notes are an integral part of these financial statements

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Financial Position

as of December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
CURRENT LIABILITIES					
Payroll, social charges and accruals	20	36,454	16,759	604,810	684,046
Accounts payable to related parties	15	2,292	283,650	-	-
Accounts payable to suppliers	21	3,353	3,184	2,585,735	2,291,307
Income tax and social contribution payable		1,813	-	63,946	681,831
Other taxes due	13.2	34,956	952	440,933	490,608
Loans and financing	22	321,157	512,086	579,770	717,677
Debentures	23	501,716	301,972	2,144,485	1,881,411
Dividend payable		260,995	944,274	330,947	991,887
Post-employment benefits	24	229	226	68,836	69,231
Sectorial charges payable	25	-	-	198,386	33,712
Research and development and Energy efficiency	26	-	-	292,495	380,186
Accounts payable related to concession	27	-	-	104,963	88,951
Sectorial financial liabilities	9	-	-	139,770	188,709
Lease liability	28	301	279	47,240	41,193
Other accounts payable	29	548	567	370,383	235,400
PIS and Cofins to be refunded to consumers	13.2.1	-	-	7,294	121,836
		1,163,814	**2,063,949**	**7,979,993**	**8,897,987**
Liabilities associated with assets held for sale	41	-	-	-	756,405
		1,163,814	**2,063,949**	**7,979,993**	**9,654,392**
NONCURRENT LIABILITIES					
Accounts payable to related parties	15	5,851	5,851	-	-
Accounts payable to suppliers	21	-	-	125,249	145,145
Deferred income tax and social contribution	13.1	-	-	1,364,828	484,338
Other taxes due	13.2	3,260	2,978	594,810	622,483
Loans and financing	22	468,970	266,682	3,098,674	2,470,854
Debentures	23	-	499,317	6,003,132	4,876,070
Post-employment benefits	24	13,922	9,929	1,226,338	1,424,383
Research and development and Energy efficiency	26	-	-	334,602	284,825
Accounts payable related to concession	27	-	-	798,996	642,913
Sectorial financial liabilities	9	-	-	153,409	-
Lease liability	28	2,957	707	165,494	97,168
Other accounts payable	29	50,943	1,936	599,909	469,886
PIS and Cofins to be refunded to consumers	13.2.1	-	-	3,319,501	3,805,985
Provisions for legal claims	30	347,762	324,332	1,597,365	1,555,704
		893,665	**1,111,732**	**19,382,307**	**16,879,754**
EQUITY					
Attributable to controlling shareholders					
Capital	31.1	10,800,000	10,800,000	10,800,000	10,800,000
Equity valuation adjustments	31.2	426,170	353,349	426,170	353,349
Legal reserve		1,457,087	1,209,458	1,457,087	1,209,458
Profit retention reserve		7,785,092	6,088,855	7,785,092	6,088,855
Additional dividends proposed from the non-capitalized earning reserve	31.4	1,368,675	1,507,449	1,368,675	1,507,449
		21,837,024	**19,959,111**	**21,837,024**	**19,959,111**
Attributable to non-controlling interests	17.2.2	-	-	**338,211**	**291,407**
		21,837,024	**19,959,111**	**22,175,235**	**20,250,518**
TOTAL LIABILITIES & EQUITY		23,894,503	23,134,792	49,537,535	46,784,664

Notes are an integral part of these financial statements

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Statements of Income

for the years ended December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
CONTINUING OPERATIONS					
NET OPERATING REVENUE	32	-	-	23,984,287	18,633,249
Operating costs	33	-	-	(19,119,637)	(13,347,822)
GROSS OPERATING PROFIT		-	-	4,864,650	5,285,427
Other operational expenses / income					
Selling expenses	33	-	-	(194,998)	(159,825)
General and administrative expenses	33	(126,172)	(79,762)	(924,561)	(809,408)
Hydrological Risk Renegotiation - GSF	33	-	-	1,570,543	-
Other operational income (expenses), net	33	(86,344)	(24,423)	(235,910)	(256,475)
Equity in earnings of investees	17	3,689,345	3,551,254	366,314	193,547
		3,476,829	3,447,069	581,388	(1,032,161)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		3,476,829	3,447,069	5,446,038	4,253,266
Financial results	34				
Financial income		304,809	335,485	932,049	1,839,668
Financial expenses		(112,332)	(86,076)	(1,259,410)	(973,397)
		192,477	249,409	(327,361)	866,271
OPERATING PROFIT		3,669,306	3,696,478	5,118,677	5,119,537
INCOME TAX AND SOCIAL CONTRIBUTION	13.3				
Current		67,641	-	(469,226)	(1,260,469)
Deferred		30,250	127,503	(790,406)	(24,896)
		97,891	127,503	(1,259,632)	(1,285,365)
NET INCOME FROM CONTINUING OPERATIONS		3,767,197	3,823,981	3,859,045	3,834,172
DISCONTINUED OPERATIONS					
Net income from discontinued operations	41	1,185,376	80,221	1,189,557	75,578
NET INCOME		4,952,573	3,904,202	5,048,602	3,909,750
Attributed to shareholders of the parent company arising from continuing operations		-	-	3,767,197	3,823,981
Attributed to shareholders of the parent company due to discontinued operations		-	-	1,185,376	80,221
Attributed to non-controlling shareholders resulting from continuing operations	17.2.2	-	-	96,029	5,548
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	31.3				
Common shares		1.20448	1.33430		
Class "A" Preferred shares		1.41173	1.76982		
Class "B" Preferred shares		1.50668	1.46773		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	31.3				
Common shares		1.61429	1.36229		
Class "A" Preferred shares		1.86252	1.80062		
Class "B" Preferred shares		1.95747	1.49852		

Notes are an integral part of these financial statements

Statements of Comprehensive Income

for the years ended December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
NET INCOME		4,952,573	3,904,202	5,048,602	3,909,750
Items that will never be reclassified to profit or loss	31.2				
Gain (losses) on actuarial liabilities					
Post employment benefits		(3,257)	(779)	246,626	(271,345)
Post employment benefits - equity		154,751	(178,434)	-	-
Taxes on other comprehensive income		1,107	265	(93,881)	92,190
Total other comprehensive income, net of taxes		**152,601**	**(178,948)**	**152,745**	**(179,155)**
TOTAL COMPREHENSIVE INCOME		5,105,174	3,725,254	5,201,347	3,730,595
Attributable to controlling shareholders - continuing operations				3,919,798	3,645,033
Attributable to controlling shareholders - discontinued operations				1,185,376	80,221
Attributed to non-controlling shareholders - continuing operations				96,173	5,341

Notes are an integral part of these financial statements

Statements of Changes in Equity

for the years ended December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional dividends proposed	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2020		**10,800,000**	**739,994**	**(148,067)**	**1,014,248**	**4,846,239**	-	-	**17,252,414**	**345,798**	**17,598,212**
Net income		-	-	-	-	-	-	3,904,202	3,904,202	5,548	3,909,750
Other comprehensive income											
Actuarial losses, net of taxes	31.2	-	-	(178,948)	-	-	-	-	(178,948)	(207)	(179,155)
Total comprehensive income		-	-	**(178,948)**	-	-	-	**3,904,202**	**3,725,254**	**5,341**	**3,730,595**
Realization - deemed cost, net of taxes	31.2	-	(59,630)	-	-	-	-	59,630	-	-	-
Deliberation of additional dividends proposed	17.2.2	-	-	-	-	-	-	-	-	(51,799)	(51,799)
Allocation proposed to Annual General Meeting - AGM:											
Legal reserve		-	-	-	195,210	-	-	(195,210)	-	-	-
Interest on own capital	31.4	-	-	-	-	-	-	(807,500)	(807,500)	-	(807,500)
Additional dividends proposed from the non-capitalized earning reserve	31.4	-	-	-	-	(1,507,449)	1,507,449	-	-	-	-
Dividends	31.4	-	-	-	-	-	-	(211,057)	(211,057)	(7,933)	(218,990)
Profit retention reserve		-	-	-	-	2,750,065	-	(2,750,065)	-	-	-
Balance as of December 31, 2020		**10,800,000**	**680,364**	**(327,015)**	**1,209,458**	**6,088,855**	**1,507,449**	-	**19,959,111**	**291,407**	**20,250,518**
Net income		-	-	-	-	-	-	4,952,573	4,952,573	96,029	5,048,602
Other comprehensive income											
Actuarial losses, net of taxes	31.2	-	-	152,601	-	-	-	-	152,601	144	152,745
Total comprehensive income		-	-	**152,601**	-	-	-	**4,952,573**	**5,105,174**	**96,173**	**5,201,347**
Realization - deemed cost, net of taxes	31.2	-	(46,575)	-	-	-	-	46,575	-	-	-
Realization of actuarial liabilities - divestment of Copel Telecom	31.2	-	-	(33,205)	-	33,205	-	-	-	-	-
Deliberation of additional dividends proposed	17.2.2 and 31.4	-	-	-	-	-	(1,507,449)	-	(1,507,449)	(32,638)	(1,540,087)
Allocation proposed to Annual General Meeting - AGM:											
Legal reserve		-	-	-	247,629	-	-	(247,629)	-	-	-
Interest on own capital	31.4	-	-	-	-	(283,173)	-	(239,636)	(522,809)	-	(522,809)
Dividends	31.4	-	-	-	-	-	1,368,675	(2,565,678)	(1,197,003)	(16,731)	(1,213,734)
Profit retention reserve		-	-	-	-	1,946,205	-	(1,946,205)	-	-	-
Balance as of December 31, 2021		**10,800,000**	**633,789**	**(207,619)**	**1,457,087**	**7,785,092**	**1,368,675**	-	**21,837,024**	**338,211**	**22,175,235**

Notes are an integral part of these financial statements

Statements of Cash Flows

for the years ended December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		3,767,197	3,823,981	3,859,045	3,834,172
Net income (loss) from discontinued operations		1,185,376	80,221	1,189,557	75,578
Net income		**4,952,573**	**3,904,202**	**5,048,602**	**3,909,750**
Adjustments to reconcile net income for the period with cash					
Unrealized monetary and exchange variation and debt charges - net		(171,505)	(248,818)	622,680	456,456
Interest - bonus from the grant of concession agreements under the quota system	10.3	-	-	(134,482)	(94,307)
Remuneration of transmission concession contracts	11.3	-	-	(1,084,986)	(777,670)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	-	-	(21,640)	(1,755,112)
Income tax and social contribution	13.3	(67,641)	-	469,226	1,260,469
Deferred income tax and social contribution	13.3	(30,250)	(127,503)	790,406	24,896
Equity in earnings of investees		(3,719,608)	(3,551,254)	(303,137)	(193,547)
Appropriation of post-employment benefits obligations	24.4	7,360	5,501	246,812	224,478
Creation for research and development and energy efficiency programs	26.2	-	-	194,016	148,019
Recognition of fair value of assets related to concession compensation	32	-	-	(142,642)	(57,341)
Sectorial financial assets and liabilities result	32	-	-	(2,502,324)	(746,052)
Depreciation and amortization	33	2,316	1,990	1,082,539	1,009,912
Net operating estimated losses, provisions and reversals	33.4	76,374	17,224	240,787	237,294
Net hydrological risk renegotiation - GSF	33	-	-	(1,570,543)	-
Result of business combination carried out with asset swap - gain		-	-	-	-
Realization of added value in business combinations		-	-	(722)	(722)
Fair value in energy purchase and sale operations	32.1 and 33.1	-	-	35,818	(137,463)
Derivatives fair value	34	-	-	20,401	(24,511)
Loss on disposal of accounts receivable related to concession	10.1 and 10.2	-	-	20	144
Loss on disposal of contract assets	11.1 and 11.3	-	-	7,155	35,590
Loss on disposal of property, plant and equipment		-	-	40,305	5,195
Loss on disposal of intangible assets	19.1 to 19.4	-	-	30,623	52,811
Result of write-offs of use rights of assets and liabilities of leases - net	28.1 and 28.2	(9)	-	(177)	(314)
Net income for the period from discontinued operations	41	(1,185,376)	-	(1,189,557)	-
		(135,766)	**1,342**	**1,879,180**	**3,577,975**
Decrease (increase) in assets					
Trade accounts receivable		-	-	(210,965)	(175,049)
Dividends and interest on own capital received		1,733,450	710,798	82,937	53,952
CRC transferred to the Government of the State of Paraná	8.1	1,646,614	300,025	1,646,614	300,025
Judicial deposits		(1,682)	715	(87,866)	16,729
Sectorial financial assets	9.2	-	-	1,509,802	979,642
Other receivables		(340)	44	(129,814)	(13,898)
Inventories		-	-	(30,699)	(40,035)
Income tax and social contribution		(61,924)	(26)	(267,179)	123,582
Other current taxes recoverable		753	(1,488)	(64,130)	74,125
Prepaid expenses		(378)	(55)	(16,621)	(3,473)
Related parties		(8,883)	(32,041)	-	-
		3,307,610	**977,972**	**2,432,079**	**1,315,600**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		19,695	8,322	17,224	347,002
Related parties		1,459	5,843	-	-
Suppliers		169	(772)	(53,298)	292,108
Other taxes		51,943	(75,405)	834,358	(79,053)
Post-employment benefits	24.4	(6,621)	(5,161)	(198,626)	(197,143)
Sectorial charges due		-	-	164,674	5,204
Research and development and energy efficiency	26.2	-	-	(246,744)	(153,729)
Payable related to the concession	27.1	-	-	(88,430)	(74,931)
Other accounts payable		20,326	953	21,828	117,610
Provisions for legal claims		(27,410)	(271)	(207,877)	(167,316)
		59,561	**(66,491)**	**243,109**	**89,752**
CASH GENERATED BY OPERATING ACTIVITIES		**3,231,405**	**912,823**	**4,554,368**	**4,983,327**
Income tax and social contribution paid		(259,039)	(1,811)	(659,318)	(636,420)
Loans and financing - interest due and paid	22.4	(44,958)	(29,401)	(193,421)	(183,391)
Debentures - interest due and paid	23.2	(24,805)	(40,286)	(343,903)	(386,281)
Paid charges on loans obtained from related parties		(10,055)	-	-	-
Charges for lease liabilities paid		(236)	(54)	(6,514)	(6,679)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**2,892,312**	**841,271**	**3,351,212**	**3,770,556**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	-	(80,221)	35,620	170,288
NET CASH GENERATED FROM OPERATING ACTIVITIES		**2,892,312**	**761,050**	**3,386,832**	**3,940,844**

(continued)

Statements of Cash Flows

for the years ended December 31, 2021 and 2020 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		2,399	5,349	(54,120)	(48,238)
Loans and financing granted to related parties		-	(40,000)	-	-
Receipt of loans and financing granted to related parties		33,899	7,015	-	-
Additions to contract assets		-	-	(1,482,785)	(1,236,999)
Acquisitions of subsidiaries - effect on cash	1.2	-	-	(501,886)	-
Additions in investments	17.1	(503,202)	(68,127)	(30,970)	(72,439)
Capital reduction of investees	17.1	82,330	228	-	228
Additions to property, plant and equipment		(1,847)	(1,800)	(338,137)	(226,325)
Additions to intangible assets		(1,771)	(1,045)	(4,546)	(10,225)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**(388,192)**	**(98,380)**	**(2,412,444)**	**(1,593,998)**
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	41	2,506,837	-	2,444,352	(73,573)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		**2,118,645**	**(98,380)**	**31,908**	**(1,667,571)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	22.4	-	-	134,313	263,000
Custos de transação na captação de empréstimos e financiamentos	22.4	-	-	(1,647)	-
Issue of Debentures	23.2	-	-	3,000,000	-
Custos de transação na emissão de debêntures	23.2	-	-	(35,030)	-
Issue ol lons with related parties		-	280,000	-	-
Payments of principal - loans and financing	22.4	-	(38,500)	(202,577)	(248,863)
Payments of principal - debentures	23.2	(300,000)	(300,000)	(1,852,048)	(1,036,490)
Amortization of lons obtained from related parties		(280,000)	-	-	-
Amortization of principal of lease liabilities		(317)	(329)	(51,270)	(46,365)
Dividends and interest on own capital paid		(3,847,288)	(586,445)	(3,874,318)	(626,357)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(4,427,605)**	**(645,274)**	**(2,882,577)**	**(1,695,075)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	-	-	(1,850)	(20,038)
NET CASH USED FROM FINANCING ACTIVITIES		**(4,427,605)**	**(645,274)**	**(2,884,427)**	**(1,715,113)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**583,352**	**17,396**	**534,313**	**558,160**
Cash and cash equivalents at the beginning of the period	5	42,700	25,304	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	5	626,052	42,700	3,472,845	3,222,768
Cash and cash equivalents variations from discontinued operations	41	-	-	284,236	277,119
CHANGE IN CASH AND CASH EQUIVALENTS		**583,352**	**17,396**	**534,313**	**558,160**

Notes are an integral part of these financial statements

Statements of Added Value

for the years ended December 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Income				
Sale of energy, services and other income	-	-	30,472,742	23,542,378
Construction income	-	-	2,269,422	1,575,632
Fair value of indemnifiable concession assets	-	-	142,642	57,341
Sectorial financial assets and liabilities result	-	-	2,502,324	746,052
Hydrological Risk Renegotiation - GSF	-	-	1,570,543	-
Other income	73	3,131	109,469	23,234
Expected credit losses	-	-	(181,023)	(128,466)
	73	**3,131**	**36,886,119**	**25,816,171**
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	10,474,551	7,437,496
Charges for use of the main transmission grid (-) ESS and ERR	-	-	1,815,513	1,547,636
Materials, supplies and third parties services	24,339	27,521	2,855,724	1,104,539
Natural gas and supplies for gas operations	-	-	647,980	452,384
Construction costs	-	-	2,040,866	1,414,888
Loss / Recovery of assets	111	479	77,560	71,384
Impairment	-	-	(134,854)	(48,111)
Other supplies	101,775	39,109	312,268	281,190
	126,225	**67,109**	**18,089,608**	**12,261,406**
(=) GROSS ADDED VALUE	**(126,152)**	**(63,978)**	**18,796,511**	**13,554,765**
(-) Depreciation and amortization	**2,316**	**1,990**	**1,082,539**	**1,009,913**
(=) NET ADDED VALUE	**(128,468)**	**(65,968)**	**17,713,972**	**12,544,852**
Equity in earnings of investees	3,689,345	3,551,254	366,314	193,547
Financial income	304,809	335,485	932,049	1,839,668
Other Income	853	783	251,003	173,727
	3,995,007	**3,887,522**	**1,549,366**	**2,206,942**
Added value from discontinued operations	**1,792,910**	**80,221**	**1,964,096**	**300,178**
	5,659,449	**3,901,775**	**21,227,434**	**15,051,972**

(continued)

Statements of Added Value

for the years ended December 31, 2021 and 2020 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
	12.31.2021	%	12.31.2020	%	12.31.2021	%	12.31.2020	%
Personnel								
Salaries and management fees	17,809		11,163		877,259		873,359	
Private pension and health plans	4,065		2,620		248,773		228,634	
Meal and education allowance	2,258		1,501		102,957		107,052	
Social security charges - FGTS	1,021		469		50,686		50,213	
Voluntary retirement program	33,254		-		139,232		66,905	
Provisions for profit sharing	13,717		11,265		367,423		481,681	
	72,124	1.3	**27,018**	0.7	**1,786,330**	8.4	**1,807,844**	12.0
Government								
Federal								
Tax	(55,871)		(92,752)		2,708,544		1,768,376	
Sectorial charges	-		-		4,680,233		2,169,963	
State	29		31		4,933,469		4,192,462	
Municipal	20		7		17,728		9,259	
	(55,822)	(1.0)	**(92,714)**	(2.4)	**12,339,974**	58.1	**8,140,060**	54.1
Third Parties								
Interest	**75,538**		**58,026**		**1,214,127**		**936,740**	
Leasing and rent	246		243		22,672		10,842	
Donations, subsidies and contributions	7,256		5,000		41,190		22,136	
	83,040	1.5	**63,269**	1.6	**1,277,989**	6.0	**969,718**	6.4
Shareholders								
Accumulated profits	961,883		1,297,975		957,702		1,302,618	
Own capital remuneration	239,636		807,500		239,636		807,500	
Dividends	2,565,678		211,057		2,565,678		211,057	
Additional dividends proposed from the non-capitalized	-		-		-		-	
earning reserve	-		1,507,449		-		1,507,449	
Non controlling interests	-		-		96,029		5,548	
	3,767,197	66.5	**3,823,981**	98.0	**3,859,045**	18.2	**3,834,172**	25.5
Distributed added value from discontinued operations	**1,792,910**	31.7	**80,221**	2.1	**1,964,096**	9.3	**300,178**	2.0
	5,659,449	100.0	**3,901,775**	100.0	**21,227,434**	100.0	**15,051,972**	100.0

Notes are an integral part of these financial statements

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy and natural gas. On August 03, 2021 the divestment is telecommunications participation was concluded.

a) Coronavirus pandemic (Covid-19) and its impacts

Coronavirus is a family of viruses discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions. On February 26, 2020 the first case of infection was identified in Brazil, in the city of São Paulo and on March 11, 2020, World Health Organization - WHO attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal state and municipal governments have implemented several measures of action with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as a way to slow the spread of the disease, as well as expanding vaccination for the general population. After an aggravation cycle of the pandemic that lasted until mid-June 2021, there was a reduction in social isolation and increase in economic activity from this period, mainly due to the advance of vaccination, which reflected in the decrease in severe cases of the disease, even with the increase in infections by the Ômicron variant in late 2021 and early 2022.

As of March 2020, Copel's Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company. The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis.

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas, so that they can remain connected and take advantage of Company services in this moment of pandemic.

Effects from coronavirus (Covid-19) on the financial statements

Copel has been continuously monitoring energy load projections and from the second quarter of 2021 there was a resumption of most sectors of the economy, the load in the National Interconnected System - SIN in 2021 increased by 4.1% compared to 2020, the result of which is mainly attributed to the progressive reduction of restrictive measures to combat Covid-19.

With regard to the implementation schedule of energy distribution, generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn, Management, diligently, continues to monitor the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market. The Company's construction in progress to date have not had any significant delays.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well as communicating with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing these financial statements, the Company's management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company's business, as follows:

a.1) Expected credit losses

A potentially relevant risk in the emergence of Covid-19 is related to customer default. In this scenario, the Company maintains regular contact with its main customers, adding flexibility to the collection policy during the pandemic period and increasing the level of digitalization in the relationship with Copel.

In relation to the captive energy distribution market, Copel, after the end of the restrictions imposed by Aneel, resumed the collection actions with defaulting consumers and created special conditions for debt payment in installments, providing conditions to consumers in remaining compliant with the Company.

On March 26, 2021, Aneel Resolution No. 928 was issued, which prevents the suspension of energy supply to low-income consumers and some other consumer groups, with no relevant impact for Copel, given that these consumers are already covered by the State Law No. 20.187/2020 which also deals with the prohibition of power supply cuts.

In the area of energy contracts entered into on the free market, to reduce the impact on collection and avoid future legal disputes, Copel renegotiated with customers with difficulties in complying with contracts, proposing installment payments and postponing the maturity of invoices.

Both the Company's accounts receivable position as well as the estimates of expected credit losses recorded on December 31, 2021 reflect, in a timely manner, the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly deteriorated, the Company may face pressure on this indicator if the pandemic lasts longer and if implemented stricter restrictions on social distancing.

a.2) Impairment of non-financial assets - impairment

On December 31, 2021 the assumptions of the Company's relevant non-financial assets were assessed individually and Management did not identify that any asset may have suffered additional impairment as a result of the economic consequences of the pandemic, in addition to the entries shown in Note 18.4.

The most significant entry recorded occurred at the UEG Araucária thermoelectric plant, with the reversal in June 30, 2021 of the entire impairment recognized in previous periods, considering that the estimates of its cash flows are affected by the increase in dispatch from thermal plants, due to unfavorable hydrological conditions associated with operational policies of the National Operator of the Electric System – ONS to guarantee energy supply, including the restoration of the reservoirs of the hydroelectric plants, which makes the plant's future dispatch assumptions have longer periods than previous projections.

In relation to the projections for hydroelectric and wind projects, the main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium and long term, there was an improvement in the prices practiced in the free market on the portion of non-contracted energy. Finally, in the long term, the expected GSF assumption used to calculate the impairment did not change significantly, accordingly evidencing the recoverability of assets.

a.3) Recovery of deferred tax assets

The Company has a balance of R$963,259 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at December 31, 2021. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

a.4) Fair value of future energy purchase and sale operations

The variation in the mark-to-market of electric power purchase and sale agreements occurred mainly due to the increase in the discount rate, which uses as a reference the rate of return of NTN-B disclosed by Anbima. In the medium and long-term, future electric power prices did not change significantly. Therefore, currently, the effects of the pandemic did not have a significant impact on the fair value of the Company's future energy purchase and sale operations.

a.5) Fair value of other assets and liabilities

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company's assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company's assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, its effects did not have a significant impact on the fair value of the Company's assets and liabilities.

a.6) Post-employment benefits

The Company's management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Despite the economic instability in this pandemic period, the pension plan surplus remained in 2021 due to the increase in discount rates that reduced the present value of actuarial liabilities and offset the fall in the fair value of financial assets. As shown in Note 24, the benefit plans did not generate additional obligations.

a.7) Liquidity

The Company has met its expected liquidity ratios and Management believes the financial situation and working capital are within its sufficient requirements.

At December 31, 2021, the Company's consolidated net working capital totals R$3,209,879 (R$1,753,039, at December 31, 2020) with a balance of cash and cash equivalents of R$3,472,845, compared to the balance of R$3,222,768 at December 31, 2020.

The Company has been monitoring its financial liquidity, considering raising funds and implementing cost reduction actions, with the objective of guaranteeing compliance with financial obligations in due time.

a.8) Other assets

The Company has not identified any changes in circumstances that indicate impairment of other assets. It should be noted that the Company records changes in sectorial financial assets and liabilities, updated up to the date of the tariff adjustment/review when, the Granting Authority ratifies the transfer on the tariff base and the Company transfers it to the consumer during the next annual cycle, which at Copel occurs as of June 24 of each year.

In view of the above, it should be noted that there was no significant or material impact on the Company's business that could change the measurement of its assets and liabilities presented in the financial statements at December 31, 2021, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

b) Renegotiation of the Hydrological Risk (Generation Scaling Factor-GSF)

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the owners of the hydroelectric power plants participating in the MRE for non-hydrological risks caused: (i) for generation projects called structuring, related to the anticipation of the physical guarantee, (ii) for the restrictions on the start-up of transmission facilities necessary for the flow of the generation of structuring and (iii) for generation outside the order of merit and import. Such compensation will occur upon the extension of the grant, limited to seven years, and calculated based on the values of the standards applied by Aneel.

On December 1, 2020, Aneel Normative Resolution No. 895 was issued, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, holders of hydroelectric power plants participating in the MRE must: (i) withdraw any lawsuits whose purpose is the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation and/or new actions in relation to the exemption or mitigation of the hydrological risks related to the MRE, (iii) not having renegotiated the hydrological risk on terms of the Law No. 13.203/2015.

In the renegotiation of the hydrological risk, Management exercised its judgment in the development and application of the accounting policy, as provided for in IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, using the precepts of IAS 38 by analogy, in order to deal with it is essentially an intangible asset related to the concession right resulting from compensation for costs incurred in previous years. Additionally, considering also by analogy of the referred IAS 38, the constituted asset, in case of renegotiation of the non-hydrological risk, was recognized at fair value, considering the best estimate of the

Company.

Copel's plants with the right to extend the concession, pursuant to Aneel Ratification Resolution No, 2.919 of August 03, 2021 and No. 2.932, of September 17, 2021, are listed below:

Aneel Homologation	Company	Plant	Lease End Date (Current)	Extension (days)	Concession end date (After adhesion)	Interest %
REH 2.919/2021	Copel GeT	APUCARANINHA	10.12.2025	472	1.27.2027	100
	Copel GeT	CAPIVARI/CACHOEIRA(GPS)	1.5.2046	2,555	1.3.2053	100
	Copel GeT	CAVERNOSO	1.7.2031	898	6.23.2033	100
	Copel GeT	CHAMINE	8.16.2026	717	8.2.2028	100
	Copel GeT	DERIVAÇÃO DO RIO JORDÃO	11.15.2029	949	6.21.2032	100
	Copel GeT	GUARICANA	8.16.2026	705	7.21.2028	100
	Copel GeT	SALTO CAXIAS (GJR)	5.4.2030	1,051	3.20.2033	100
	Copel GeT	SAO JORGE	12.3.2024	598	7.24.2026	100
	Copel GeT	SEGREDO (GNB)	11.15.2029	1,045	9.25.2032	100
REH 2.932/2021	Copel GeT	CAVERNOSO 2	2.28.2046	1,742	12.6.2050	100
	Copel GeT	COLÍDER	1.17.2046	13	1.30.2046	100
	FDA (a)	GOV. BENTO MUNHOZ	9.17.2023	461	12.21.2024	100
	Copel GeT	MAUA	7.3.2042	1,789	5.27.2047	51
	Copel GeT	UHE BAIXO IGUAÇU	10.30.2049	34	12.3.2049	30
	ELEJOR	FUNDÃO	5.28.2037	1,110	6.11.2040	70
	ELEJOR	SANTA CLARA	5.28.2037	1078	5.10.2040	70

(a) Copel GeT subsidiaries

On September 20, 2021 and September 28, 2021, the Board of Directors of Elejor and Copel GeT, respectively, approved the adhesion to the renegotiation of the hydrological risk of the portion of physical guarantee not renegotiated in the Regulated Contracting Environment - ACR, through the extension of grant of its hydroelectric plants participating in the energy reallocation mechanism - MRE. With the approval of the Board of Directors of adherence to the terms of the Law, which includes the waiver of future questions or lawsuits in relation to the hydrological risks in question, the Company recognized an intangible asset referring to the right to the extension of the grant, in return to the item "Operating costs – Cost recovery – Hydrological risk", in the amount of R$1,570,543 with a positive impact on its consolidated operating result and R$1,036,558 in net income.

1.1 Copel's equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest %	Interest Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL) - Note 41	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield) - Note 1.2	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. - Note 1.2	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A. (a) (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (c) - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A. - Note 1.2	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel

(a) Pre-operating stage.

(b) SPEs established with 0.1% interest in Cutia. The transfer of all shares to Copel GeT was concluded in 2021.

(c) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (b)	Curitiba/PR	Exploration of oil and natural gas	30.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 6 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I, Bandeirantes Solar II and Bandeirantes Solar III, in pre-operating stage.
(b) Company closed in July 26, 2021.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4 Joint operations (consortiums)

Joint operations - Consortiums	Consortium members	Interest (%)
Consórcio Energético Cruzeiro do Sul (Note 18.3)	Copel GeT	51.0
	Eletrosul Centrais Elétricas S.A.	49.0
Consórcio Empreendedor Baixo Iguaçu (Note 18.3)	Copel GeT	30.0
	Geração Céu Azul S.A (subsidiary of Neoenergia S.A.)	70.0
Consórcio Copel Energia a Gás Natural (a)	Copel	49.0
	Shell Brasil Petróleo Ltda.	51.0
Consórcio Paraná IP (b)	Copel	49.0
	Consórcio BRC	51.0

a) Consórcio Copel Energia a Gás Natural

In July 2020, Consórcio Copel Energia a Gás Natural was created with the purpose of developing technical, economic-financial and socio-environmental feasibility studies of natural gas thermoelectric generation projects. The object planned for the consortium is under development.

b) Consórcio Paraná IP

In September 2020, the Consórcio Paraná IP was created, with the objective of participating in studies and tenders for modernization of public lighting systems and development of smart cities solutions. However, the Company deepened the prospecting of business opportunities and the analysis of attractiveness to operate in the segment, considering the recent concessions made by municipalities to establish Public-Private Partnerships and the discount levels presented by potential competitors and decided to not prioritize its performance in this service currently. The consortium's termination process was completed on May 25th, 2021 with registration with the Paraná Commercial Registry.

1.2 Business combination – Vilas Wind Complex

According to Material Fact 19/21, on November 30, 2021 Copel GeT completed the acquisition of 100% of the Vilas Wind Complex as part of the Company's strategy of sustainable growth in renewable energy, expanding the diversification of the generation matrix aligned with the Investment Policy.

The project comprises 5 wind farms with 186.7 MW of installed capacity located in the Municipality of Serra do Mel - RN, fully in operation.

The table below shows the equity interests acquired. Copel GeT took control over these companies that, until then, were directly or indirectly controlled by Voltalia S.A.:

	Interest	
Subsidiaries	**%**	**Investor**
Brownfield Investment Holding Lltda. (Brownfield)	100.0	Copel GeT
Ventos de Serra do Mel B S.A.	68.84	Copel GeT
	31.16	Brownfield
Eol Potiguar B61 SPE S.A.	99.99992	Copel GeT
	0.00008	Brownfield
Eol Potiguar B141 SPE S.A.	100.0	Ventos de Serra do Mel
Eol Potiguar B142 SPE S.A.	100.0	Ventos de Serra do Mel
Eol Potiguar B143 SPE S.A.	100.0	Ventos de Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	100.0	Ventos de Serra do Mel

Copel GeT preliminarily measured the fair value of the identified assets acquired and liabilities assumed at the acquisition date. The table below shows the consolidated amounts of all companies acquired:

	Adjusted book value (a)	Fair value adjustment	Fair value at the acquisition date
Ativos identificados	**901,059**	**277,120**	**1,178,179**
Cash and cash equivalents	76,350	-	76,350
Bonds and securities	13,236	-	13,236
Trade accounts receivable	23,585	-	23,585
Other receivables	341	-	341
Income tax and social contribution	476	-	476
Other recoverable taxes	64	-	64
Prepaid expenses	24	-	24
Property, plant and equipment	754,557	-	754,557
Intangible assets	10,275	277,120	287,395
Right-of-use asset	22,151	-	22,151
Liabilities assumed	**580,495**	**94,221**	**674,716**
Suppliers	11,229	-	11,229
Income tax and social contribution	117	-	117
Other taxes due	2,905	-	2,905
Deferred income tax and social contribution	3,191	94,221	97,412
Loans and financing	514,273	-	514,273
Lease liability	22,379	-	22,379
Other accounts payable	26,401	-	26,401
Net assets acquired	**320,564**	**182,899**	**503,463**

(a) Book value of investees adjusted to the Company's practices before the allocation of fair value in the business combination.

The authorization right and the deferred tax liability generated in the business combination were recorded in Copel GeT's investment. In the consolidated balance sheet, these amounts will comprise the balances of intangible assets and deferred income tax and social contribution.

The table below shows the consideration transferred for the assets acquired and the technical goodwill determined as a result of the recognition of the deferred tax liability in the business combination:

Consideration amount	597,684
(-) Fair value of net assets acquired	503,463
Technical goodwill	**94,221**

The amount paid is supported by the projections of discounted cash flows from the operations of the projects acquired. Of the total consideration, Copel GeT disbursed R$578,236 in November 2021 and the remainder will be paid during the first half of 2022 when prices will also be adjusted in accordance with the contractual provisions. Considering the cash acquired from the subsidiary in the amount of R$76,350, the net effect on the Company's cash was R$501,886, as shown in the Statements of Cash Flows.

Had this business combination been carried out on January 1, 2021, the consolidated net operating revenue would have increased by R$78,071, totaling R$24,062,358, and the consolidated net income for the year would have increased by R$45,792, totaling R$5,094,394.

2. Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara	70	05.10.2040
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.19.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagás (2.1.1)	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João S.A. (a)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.1.1 Compagas

Compagas is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the validity of 30 years as of July 6,.1994.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession that occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagas filed a lawsuit, due to the unconstitutionality of the Law. Provisional protection was granted to Compagas recognizing the validity of the maturity clause provided for in the contract.

On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, maintaining the expiration of the concession on July 6, 2024.

On July 23, 2021, the Secretary of Planning and Structuring Projects of the State of Paraná submitted for public consultation the State Plan for the Piped Gas Distribution Sector, covering the proposal to extend the concession of Compagas for 30 years, counted from July 6, 2024. The proposal includes the execution of a new concession agreement, with a change in the tariff structure of the price concession by cost to a ceiling tariff. On February 22, 2022, a Public Hearing was held via videoconference to obtain suggestions and contributions to the State Gas and Concession Extension Plan. The Final Report of the hearing had not been disclosed until the authorization for issuance of these financial.

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	05.27.2047
Generation Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Generation Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Generation Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Generation Concession Contract 045/1999			
TPP Figueira (Note 36.2.6)		100	03.27.2019
HPP São Jorge (Note 36.2.6)		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Generation Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	08.15.2032
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 36.2.6)	Generation Concession Contract contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054

(a) Building under construction.

Copel GeT		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations)		100	01.01.2043	2023
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(b)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau (a)		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement / authorization of the equity				
Costa Oeste Transmissora	**Contract 001/2012:**	100	01.12.2042	2022
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	**Contract 007/2012:**	49	05.10.2042	2022
	Transmission line 230 kV Umuarama - Guaíra			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	**Contract 008/2012:**	100	05.10.2042	2022
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	**Contract 011/2012:** Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2022
Matrinchã Transmissora	**Contract 012/2012:**	49	05.10.2042	2022
	Transmission line 500 kV Paranaíta - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaíta 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	**Contract 013/2012:**	49	05.10.2042	2022
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	**Contract 007/2013:**	24.5	05.02.2043	2023
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	**Contract 001/2014:**	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	**Contract 019/2014:** Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	**Contract 002/2005:** Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(b)

(a) Beginning of commercial operation on April 1, 2021.

(b) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

3. Basis of Preparation

3.1 Basis of elaboration

The individual financial statements of the Parent Company and the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM) and the Federal Accounting Council (Conselho Federal de Contabilidade or CFC).

The Company's Management believes that all the relevant information used in its management is evidenced in the consolidated financial statements, and that it corresponds to that used by Management in administering the Company.

The issuance of these consolidated financial statements was approved by Board of Directors on March 22, 2022.

3.2 Functional and presentation currency

The individual and the consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3 Basis of measurement

The individual and the consolidated financial statements were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4 Use of estimates and judgments

In the preparation of these individual and consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

3.4.1 Judgments

Information about judgment referring to the adoption of accounting policies which significantly impacts the amounts recognized in the consolidated financial statements, except those involving estimates, is included in the following notes:

- Note 4.1 - Basis of consolidation; and

- Note 4.2 - Financial instruments.

3.4.2 Uncertainties over assumptions and estimates

Information on uncertainties related to assumptions and estimates that pose a chance of resulting in a material change within the next financial year is included in the following notes:

- Notes 4.3 and 9 - Sectorial financial assets and liabilities;
- Notes 4.4 and 10 - Accounts receivable related to the concession
- Notes 4.5 and 11 - Contract assets;
- Notes 4.8 and 18 - Property, plant and equipment;
- Notes 4.9 and 19 - Intangible assets;
- Notes 4.10.1 and 7.3 - Expected Credit Losses;
- Notes 4.10.2 and 18.4 - Impairment of assets;
- Notes 4.11 and 30 - Provisions for litigation and contingent liabilities;
- Note 4.12 - Revenue recognition;
- Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE);
- Note 4.15 - Derivative financial instruments;
- Note 4.16.2 and 13.1 - Deferred income tax and social contribution; and

Note 4.17 and 24 - Post-employment benefits.

3.5 Management's judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

4. Significant Accounting Policies

4.1 Basis of consolidation

4.1.1 Calculation of equity in earnings of investees

Investments in joint ventures and associate are recognized in the consolidated financial statements based on the equity method. Under this method, investments are initially recorded at cost and their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by investees after acquisition. This method must be discontinued from the date the

investment ceases to qualify as a jointly controlled or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for calculation of equity in earnings of investees, the investees' financial statements are adjusted to align their policies with the Parent's accounting policies.

4.1.2 Subsidiaries

The subsidiaries are entities to which the Company is exposed to or has a right over the variable returns arising from its involvement with them and has the ability to affect those returns exerting its power over the entities.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated and transactions between consolidated companies are eliminated. The balances of transactions between continuing operations and discontinued operations are also fully eliminated in the consolidated balance sheet.

4.1.3 Noncontrolling interests

Noncontrolling interests are presented in equity, separately from the equity attributable to the Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Company's shareholders, even if this procedure results in negative noncontrolling interest balance.

4.1.4 Joint ventures and associates

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associates are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of a joint venture or associate equals or exceeds the accounting balance of the investor's equity interest in the investee, the investor should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only if the investor incurs legal or constructive obligations, or performs payments on behalf of the investee. Should the investee subsequently post profits, the investor should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.1.5 Joint operations (consortiums)

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations are recorded in proportion to the share of interest held in their assets, liabilities and profit or loss.

4.1.6 Business combination

The acquisition analysis is done on a case-by-case basis to determine whether the transaction represents a business combination or an asset purchase. Transactions between companies under common control do not constitute a business combination.

Assets and liabilities acquired in a business combination are accounted for using the acquisition method and are recognized at their fair value at the acquisition date.

The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill in intangible assets. When the amount generated is negative, the bargain purchase gain is recognized directly in profit or loss.

The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill.

In acquisitions of interests in affiliates and in joint ventures, although they do not constitute a business combination, the net assets acquired are also recognized at fair value. Goodwill is presented in the investment.

4.2 Financial Instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. An accounts receivable from customers without a significant component of financing is initially measured at the price of the transaction.

Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market.

After initial recognition, financial assets are only reclassified if the Company changes its business model for managing financial assets and this reclassification must be made prospectively.

The Company does not have financial instruments measured at fair value through other comprehensive income. The Company operates with derivative financial instruments as described in Note 4.15.

The Company's financial instruments are classified and measured as described below.

4.2.1 Financial assets recorded at fair value through profit or loss

Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.

4.2.2 Financial assets measured at amortized cost

These are so classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that exclusively comprise payments of principal and interest on the principal amount outstanding.

4.2.3 Financial liabilities measured at amortized cost

Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.

4.2.4 Financial liabilities measured at fair value through Profit or Loss

These are liabilities designated upon initial recognition as at fair value through profit or loss and those classified as held for trading. Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

4.2.5 Derecognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made, or to be made, is recorded to profit or loss.

4.3 Net sectorial financial assets and liabilities

According to the amendment to the concession agreement of distribution companies, the Company records changes in sectorial financial assets and liabilities, until the next tariff adjustment/review process, when the Concession Grantor approves the transfer as components of the power tariff and thus, it passes the adjustment on to consumers in the next tariff cycle, which occurs on June 24 of each year.

The balances of the net sectorial financial assets and liabilities comprise: a) Parcel A Variation Compensation Account - CVA, which records the variation between estimated and actual energy purchase and transmission costs and sector charges, and b) financial items, which correspond to energy over-contracting, neutrality of charges and other rights and obligations included in the tariff.

After approval of the Annual Tariff Adjustment and Periodic Tariff Review, the new tariff applied for the tariff year provides for the collection or return of the constituted assets and liabilities.

In the event of termination of the concession for any reason, the residual values of Part A items and other financial components not recovered or returned through tariff are incorporated in the calculation of compensation or deducted from unamortized assets indemnity values, thus protecting rights or obligations of the distribution company to the Concession Grantor.

4.4 Accounts receivable related to the concession

Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Concession Grantor by contractual clause and specific legislation.

4.4.1 Power distribution service concession

The concession agreement for electricity distribution provides that the users of the public service remunerate part of the investments made by the concessionaire and the Concession Grantor at the end of the concession indemnifies the other party. This model provides for the recognition of financial assets, contract assets in the construction period and intangible assets.

The portion recognized as financial asset refers to the indemnity set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Concession Grantor upon expiration of the concession. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff.

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the Concession Grantor, and the fair value is recorded based on the replacement cost methodology of the assets included in the distribution infrastructure linked to the concession.

4.4.2 Piped gas distribution service concession

Gas concession agreement follows the bifurcated model, whereby part of the investments made by the concession operator is paid by users of the public service and the other part is indemnified by the Concession Grantor, the State of Paraná, at the end of the concession. This model provides for recognition of a financial asset, a contract asset in the construction period and an intangible asset.

The amount recognized as a financial asset is the amount that will be indemnified by the Concession Grantor corresponding to the investments made in the last ten years prior to the end of the concession as foreseen in the agreement and that, according to Management, assures the unconditional right to receive cash at the end of the concession. The indemnity assumption is based on the replacement cost of the concession assets.

4.4.3 Bonus for the grant of quota system generation concession agreement

The quota system generation concession agreement provides for the payment of a bonus for the grant to the Concession Grantor, pursuant to paragraph 7 of article 8 of Law 12,783/2013.

This bonus is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Concession Grantor during the term of the concession and without risk of demand.

The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

4.4.4 Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets is transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

4.5 Contract assets

Represented by the construction in progress or in service of the infrastructure delegated by the Concession Grantor, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1 Power distribution service concession

Represents the concessionaire's contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

When the assets are put into operation, the assets are transferred to the intangible asset, in the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, or to the accounts receivable associated to the concession, in the amount equivalent to the residual portion of the assets not amortized, which will be reverted to the Concession Grantor through indemnification at the end of the concession.

4.5.2 Power gas distribution service concession

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is presented in financial assets and indemnified at the end of the concession by the Concession Grantor according to contractual definition.

4.5.3 Power transmission concession

Represents the balance of public electricity transmission contracts signed with the Concession Grantor to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points.

During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers also, the costs of operation and maintenance incurred.

After the beginning of the commercial operation and insofar as the operation and maintenance service - O&M is provided, the portion of RAP referring to O&M revenue is recognized in profit or loss at fair value, on a monthly basis, and billed together with the revenue part recognized in the construction phase, referring to the remuneration of the built-up assets. This amount billed after complying with the O&M performance is reclassified to the financial asset under Customers until its effective receipt.

The Company estimates its revenue in the construction phase at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient profit to cover the costs of managing and monitoring the work.

The remuneration rate of each concession is determined by the projection of the expected cost, of the profit margin on the cost in the construction phase and also of the projection of the RAP to be received in the operational stage, already net of the variable consideration estimate (PV) and the RAP part of the O&M performance. This fair value valuation technique using the income approach discounts cash flow for the entire concession period, determining at initial recognition the implied rate that zeroes the flow over time. This remuneration rate is fixed at the initial period and does not change during the performance of the

contract and represents the market rate in effect at the time under the conditions of the negotiation between parties.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.13), and by their financial remuneration (Note 4.12.2).

The Company recognizes gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year.

Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Concession Grantor, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

Existing System Basic Network - RBSE

The assets that compose the Existing System Basic Network - RBSE include one economic component, referring to the cost of capital of the assets not depreciated in July 2017, and one financial component, resulting from the right for the Annual Permitted Revenue (RAP) of the Concession Agreement No. 060/2001, not received in the period from January 2013 to June 2017, plus monetary adjustment and remuneration interest.

4.6 Accounts payable related to the concession

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (Uso do Bem Público or UBP) agreements. The asset is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

4.7 Inventories (including property, plant and equipment and contract assets)

Materials and supplies in inventory, classified under current assets, and those assigned for investments, classified under property, plant and equipment, and contract assets, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.8 Property, Plant and Equipment

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession's infrastructure. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates

established by ANEEL limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives, which is reviewed annually and adjusted if necessary.

Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

4.9 Intangible Assets

These comprise software acquired from third parties and software developed in-house and are measured at acquisition cost and amortized over five years, besides Intangible assets from Concession Agreements below.

4.9.1 Onerous concession of electric power generation

Corresponds to acquisition of exploration rights on hydropower potential whose onerous concession contract is signed as Use of Public Property - UBP.

During construction work, this asset is recognized at the present value of future cash disbursements during the Concession Agreement term. When commercial operation starts, the amount starts to be amortized over the concession period.

4.9.2 Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by ANEEL into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period, according to note 1-b.

4.9.3 Power distribution service concession

This comprises the right to control infrastructure, built or acquired as part of the electric energy public service concession, and the right to charge fees to the users of the public service.

Intangible assets are recorded at their fair acquisition and construction value, less accumulated amortization and impairment losses, when applicable. The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to the Company during the concession period.

During the infrastructure construction phase costs are classified as contract assets (Note 4.5).

4.9.4 Piped gas distribution service concession

Intangible assets for piped gas distribution services, which correspond to the right to charge users for the gas supply.

This intangible asset was initially recognized at acquisition or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

During the infrastructure construction phase, costs are classified as contract assets (Note 4.5).

4.9.5 Intangible assets acquired separately

Intangible assets with a finite useful life, acquired separately, are recorded at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

4.9.6 Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from disposal of an intangible asset are recognized in profit or loss, measured as the difference between net disposal proceeds and the carrying amount of the asset.

4.10 Impairment of assets

Assets are assessed to detect evidence of impairment.

4.10.1 Financial assets

Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 / CPC 48 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics, numbers of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.

4.10.2 Non-financial assets

Whenever there is a loss resulting from situations where an asset's carrying value exceeds its recoverable value, defined as the higher of the asset's value in use or its net selling price, this loss is recognized in profit or loss for the year.

For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses which had been recorded in prior years, this reversal is recognized in current year's profit or loss.

Assets under formation arising from onerous concession and concession rights and/or authorization to generate electricity are classified as intangible assets. Impairment is tested along with the other assets of that cash-generating unit.

The Impairment of contract assets in their construction phase are tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount are subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by the "Operador Nacional do Sistema" (ONS) and by jurisdiction of the sector.

4.11 Provisions

Provisions are recognized when: i) the Company has a present obligation (legal, formalized or constructive) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.

Environmental liabilities are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the accrued amounts are included in property, plant and equipment (generation), construction cost (transmission) or contract assets (distribution). At the start of operations, all costs included in the Operating License, whose programs will be executed during the concession and the respective disbursement has not yet occurred, are measured and adjusted to present value according to the estimated cash flow of disbursements and recorded as environmental provisions matched against the assets related to the project, being adjusted periodically.

Once the project enters commercial operation, all costs or expenses incurred with environmental programs related to the project's operation and maintenance licenses are analyzed according to their nature and included in profit or loss for the period.

4.12 Revenue recognition

4.12.1 Revenue from contracts with customers

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.

The revenue from electricity supply is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company estimates the revenue considering the contracts' rules, the price estimate and the volume provided.

For wind power generation companies subject to minimum generation amounts, the Company understands that it is subject to variable consideration, and for this reason, includes a provision for non-performance based on the annual generation estimates, reducing revenue.

Revenue from electric power supply and network availability is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue, calculated from the period between the last billing and the end of each month, by estimate based on the last measurement taken. In the concession contract for the public electricity distribution service, non-performance compensations are provided for quality indicators that, when incurred, reduce electricity availability revenue.

4.12.2 Interest income

Interest income is recognized when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured. Interest income is recognized on a straight-line basis and based on time and the effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts the estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net carrying amount of that asset.

Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.

4.13 Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized over time based on the stage of completion of the work.

Given that Copel DIS and Compagas outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin.

The construction margin adopted for the transmission activity for the years 2021 and 2020 was 1.65%, and results from a calculation methodology which considers the respective business risk.

4.14 Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE

Power purchase and sale transactions in CCEE are recorded on the accrual basis of accounting, based on data released by CCEE, which are calculated by the product of the Differences settlement prices - PLD multiplied by the energy surplus declared with CCEE, or, when such information is not available in a timely manner, by an estimate prepared by Management.

4.15 Derivative Financial Instruments

4.15.1 Power purchase and sale transactions

The Company negotiates energy purchase and sale agreements and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts (the difference between contractual and market prices) are recognized in the statement of income.

4.15.2 Non-Deliverable Forward (NDF) contracts

In addition, the Company operates with Non-Deliverable Forward – NDF contracts, which aim exclusively at providing hedge against exchange rate risks associated with cash flows from capital contributions to subsidiaries, when they reflect foreign-currency denominated purchases of projected equipment. They are measured at their fair value, with changes recorded in the statement of income for the year. The fair value is calculated based on the information of each contracted operation and the respective market information on the closing dates of the financial statements.

4.16 Taxes

4.16.1 Income Tax and Social Contribution

The taxation on profit comprises income tax and social contribution calculated based on the taxable profits (adjusted profit) of each taxable entity at the applicable tax rates according to prevailing legislation, namely, at 15%, plus 10% surtax on the amount exceeding R$ 240 per year, for income tax and at 9% for social contribution.

Income tax and social contribution losses can be offset against future taxable profits, considering the limit of 30% of the taxable profit for the period, and can be carried forward indefinitely.

4.16.2 Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes, to the extent that it is probable that there will be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

4.16.3 Other taxes recoverable and other tax obligations

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding).

Credits resulting from non-cumulative PIS and COFINS charges are accounted for as reductions to operating costs in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented as reductions to the acquisition cost of these assets.

Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

4.17 Post-employment benefits

The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are calculated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Parent Company's Management.

The assets of the benefit plans are valued at market value (marked-to-market) by the Company. The value of the net plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.18 Added Value Statement - DVA

This demonstration aims to highlight the wealth generated by the companies as well as their distribution

during a certain period. It is presented, as required by Brazilian corporate law, as part of its individual financial statements and as supplementary information to the consolidated financial statements, since it is not an expected or mandatory statement under IFRS.

4.19 Standards applicable to the Company effective January 1, 2021

As of the fiscal year 2021, changes in the following pronouncements are in effect, without impacts on the Company's financial statements:

(i) Annual review of CPC No. 17/2020 with amendments to the pronouncements: CPC 06 (R2) / IFRS 16, CPC 11 / IFRS 4, CPC 38 / IAS 39, CPC 40 (R1) / IFRS 7 and CPC 48 / IFRS 9 as a result of the definition of the term "Reform of the Reference Interest Rate – Phase 2";

(ii) Amendment to CPC 06 (R2) / IFRS 16 - lease concessions related to Covid-19.

4.20 New standards that are not yet in effect

As of the 2022 and 2023 financial years, changes in the following pronouncements will be in effect:

(i) CPC 25 / IAS 37: specification of costs to fulfill onerous contract (from January 1, 2022);

(ii) CPC 27 / IAS 16: definitions of resources before their intended use (from January 1, 2022);

(iii) CPC 15 / IFRS 3: update of the standard, in view of the changes in the Conceptual Framework (from January 1, 2022);

(iv) Annual improvements to the 2018–2020 IFRS cycle with changes in pronouncements: CPC 37 / IFRS 1, CPC 48 / IFRS 9, CPC 06 / IFRS 16 and CPC 29 / IAS 41 - Agriculture (from January 1, 2022);

(v) Changes in CPC 26 / IAS 1: classification of liabilities as current or non-current (from January 1, 2023);

(vi) CPC 50 / IFRS 17: new standards for insurance contracts, replacing CPC 11 /IFRS 4 (from January 1, 2023);

(vii) CPC 26 / IAS 1: amendment to the disclosures of accounting policies (from January 1, 2023);

(viii) CPC 23 / IAS 8: update of definition of accounting estimates (from January 1, 2023);

(ix) CPC 32 / IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction (from January 1, 2023);

(x) CPC 36 / IFRS 10 and CPC 18 / IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the Company's financial statements resulting from these changes in standards.

5. Cash and Cash Equivalents

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Cash and bank accounts	163	339	231,372	228,711
Financial investments with immediate liquidity	625,889	42,361	3,241,473	2,994,057
	626,052	**42,700**	**3,472,845**	**3,222,768**

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 78.0% and 99.25% of Interbank Deposit Certificate ("CDI").

6. Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 1 to 48 months from the end of the reporting period.

		Parent Company		Consolidated	
Category	**Index**	**12.31.2021**	**12.31.2020**	**12.31.2021**	**12.31.2020**
Units in Funds (a)	CDI	91	90	284,852	237,141
Bank Deposit Certificates - CDB	82% to 101% of CDI	-	-	61,635	62,638
Financial Treasury Bonds - LFT	Selic	-	-	-	751
National Treasury Bills - LTN	10.92% p.y.	-	-	14,571	-
		91	**90**	**361,058**	**300,530**
	Current	**91**	**90**	**16,121**	**1,465**
	Noncurrent	**-**	**-**	**344,937**	**299,065**

Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
(a) These are fixed income funds in the Parent Company and reserve accounts intended to comply with contracts with BNDES.

7. Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 12.31.2021	Total 12.31.2020
Customers					
Residential	523,798	302,191	32,081	858,070	639,424
Industrial	268,586	28,321	33,003	329,910	312,302
Commercial	362,454	69,612	10,836	442,902	335,439
Rural	120,383	28,136	2,940	151,459	109,651
Public Entities	56,669	1,543	320	58,532	37,370
Public lighting	55,850	93	-	55,943	46,615
Public service	61,493	704	153	62,350	41,812
Unbilled - captives	948,418	-	-	948,418	583,209
Energy installments plan - captives (7.1)	252,018	32,431	59,218	343,667	291,847
Low income subsidy - Eletrobras	17,712	-	-	17,712	13,783
Free consumers	171,213	1,760	1,522	174,495	163,786
Other receivables	51,737	23,122	82,667	157,526	168,270
Bonus for voluntary consumption reduction (7.4)	(134,890)	-	-	(134,890)	-
	2,755,441	**487,913**	**222,740**	**3,466,094**	**2,743,508**
Concessionaires, Permission holder and Trading Companies					
Bilateral contracts	209,230	35	1,367	210,632	590,335
Regulated contracts	217,097	814	5,326	223,237	170,951
CCEE (7.2)	347,864	-	119,665	467,529	328,001
Energy suplies	**774,191**	**849**	**126,358**	**901,398**	**1,089,287**
Charges from using transmission grid	**346,570**	**3,143**	**12,357**	**362,070**	**281,508**
Gas distribution	**77,827**	**1,879**	**10,759**	**90,465**	**70,928**
Expected credit losses (7.3)	**(11,873)**	**(23,238)**	**(269,490)**	**(304,601)**	**(365,551)**
	3,942,156	**470,546**	**102,724**	**4,515,426**	**3,819,680**
Current				**4,433,193**	**3,768,242**
Noncurrent				**82,233**	**51,438**

7.1 Energy installments plan – captive customers

The trade accounts receivable renegotiated are discounted to present value as of December 31, 2021, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate of 1.16% p.m.

7.2 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of Colíder HPP. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at December 18, 2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappealable ruling is rendered. The main action awaits its judgment on merits.

The contracted energy of the Colider plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.3 Expected credit losses

Consolidated	Balance as of January 1, 2020	Additions / (Reversals)	Reversal of write offs	Reclassi-fication (a)	Balance as of December 31, 2020	Additions / (Reversals)	Reversal of write offs	Reclassi-fication (a)	Balance as of December 31, 2021
Customers									
Residential	41,824	65,937	(60,365)	-	47,396	117,928	(115,056)	-	50,268
Industrial	97,954	22,487	(31,575)	-	88,866	20,413	(66,848)	-	42,431
Commercial	70,925	29,092	(31,294)	-	68,723	35,628	(46,057)	-	58,294
Rural	3,389	4,788	(4,240)	-	3,937	6,407	(7,384)	-	2,960
Public Entities	4,890	9	(1,815)	-	3,084	184	(2,887)	-	381
Public lighting	3	20	(15)	-	8	11	(8)	-	11
Public service	265	124	(246)	-	143	(16)	(154)	-	(27)
Unbilled	1,180	409	-	-	1,589	885	-	-	2,474
Adjustment to present value	(1,441)	791	-	-	(650)	(854)	-	-	(1,504)
	218,989	123,657	(129,550)	-	213,096	180,586	(238,394)	-	155,288
Concessionaires, Permission holder and Trading Companies									
CCEE (7.2)	119,665	-	-	-	119,665	-	-	-	119,665
Concessionaries and permission holder	20,425	392	(284)	-	20,533	1,224	(1,994)	-	19,763
	140,090	392	(284)	-	140,198	1,224	(1,994)	-	139,428
Telecommunications	5,149	3,609	(6,260)	(2,498)	-	3,042	(3,153)	111	-
Gas distribution	12,528	238	(509)	-	12,257	(2,611)	239	-	9,885
	376,756	127,896	(136,603)	(2,498)	365,551	182,241	(243,302)	111	304,601

(a) Reclassification to Assets classified as held for sale (Note 41).

7.4 Programa de incentivo à redução voluntária do consumo de energia elétrica

Due to the water scarcity scenario in the last years, the Federal Government proposed the creation of the Incentive Program for the Voluntary Reduction of Electricity Consumption, within the scope of the Chamber of Exceptional Rules for Hydroenergetic Management (CREG), with the purpose of encouraging consumers to reduce their energy consumption and thus avoid contracting more expensive plants.

To be entitled to the bonus, the consumer should reduce his electricity consumption in the months from September to December 2021, in such a way that the total consumptions in this period were at least 10% lower than the total consumptions for the same period of 2020. Once the reduction target is reached, the consumer will receive a bonus of R$0.50 per kilowatt-hour (kWh) of the total energy saved from September to December 2021, compared to the same period of 2020. However, the bonus to be credited to the electricity bill is limited to 20% of the energy saved.

Consumers eligible to receive the bonus are those of low voltage (group B) and medium and high voltage (group A), only from residential, industrial, commercial, services and other activities, rural and public service consumption classes, including those residential consumers that benefit from the Social Electricity Tariff (TSEE). The costs of the Incentive Program for the Voluntary Reduction of Electricity Consumption will be covered by the System Service Charges (ESS), to be passed on by CCEE to the distributors.

The Company recorded a credit in the amount of R$134,890 in Assets - Consumers, concessionaires and licensees referring to the bonus granted to consumers as a result of the aforementioned program against Assets - Other Receivables.

For eligible consumers, the bonus will be credited to invoices for January, February and March 2022, and reimbursement to distributors will be made in the CCEE accounting for January, February and March, to be settled in March, April and May of the same year.

8. CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government maintained an agreement for negotiation of the Account for Compensation of Income and Losses - CRC until August 10, 2021.

On July 14th, 2021, Official Letter No. 443/2021 - GS/SEFA was received, through which the Paraná State Government expressed its intention to fully settle the CRC and on August 10, 2021 the debt balance was fully paid restated on a pro rata die basis, in the amount of R$ 1,431,200.

The State of Paraná complied with the agreed terms and made the payments under the contracted conditions.

8.1 Changes in CRC

	Balance as of January 1, 2020	Interest	Monetary variations	Amortizations	Balance as of December 31, 2020	Interest	Monetary variations	Receipts	Balance as of December 31, 2021
	1,350,685	80,788	261,176	(300,025)	1,392,624	52,234	201,756	(1,646,614)	-
Current					287,789				-
Noncurrent					1,104,835				-

9. Net Sectorial Financial Assets and Liabilities

9.1 Compositions of net sectorial financial assets and liabilities balances per tariff cycle

Consolidated		12.31.2021		12.31.2020
	Current	Noncurrent	Current	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2021				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	(54,864)	(54,864)
Electricity purchased for resale - Itaipu	-	-	231,588	231,588
Transport of energy using the transmission system - basic grid	-	-	88,137	88,137
Transport of energy purchased from Itaipu	-	-	9,766	9,766
System Service Charges - ESS	-	-	11,266	11,266
Energy Development Account - CDE	-	-	(903)	(903)
Proinfa	-	-	(89)	(89)
Other financial components				
Neutrality	-	-	27,923	27,923
Overcontracting	-	-	78,836	78,836
Hydrological risk	-	-	(143,147)	(143,147)
Tariff refunds	-	-	(76,144)	(76,144)
Other		-	1,096	1,096
	-	**-**	**173,465**	**173,465**
Sectorial financial assets - Electricity rate adjustment recoverable 2022				
Portion A				
Electricity purchased for resale - CVA Energ	(175,646)	(175,646)	-	-
Electricity purchased for resale - Itaipu	486,312	486,312	-	-
Transport of energy using the transmission system - basic grid	13,211	13,211	-	-
Transport of energy purchased from Itaipu	(929)	(929)	-	-
System Service Charges - ESS	253,471	253,471	-	-
Energy Development Account - CDE	(28,186)	(28,186)	-	-
Proinfa	(99)	(99)	-	-
Other financial components				
Neutrality	23,702	23,702	-	-
Overcontracting	(62,531)	(62,531)	-	-
Hydrological risk	(183,739)	(183,739)	-	-
Tariff refunds	(39,014)	(39,014)	-	-
Itaipu Bonus	30,553	30,552	-	-
Other	66,635	66,636	-	-
	383,740	**383,740**	**-**	**-**
	383,740	**383,740**	**173,465**	**173,465**

Consolidated		12.31.2021		12.31.2020
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2020				
Portion A				
Electricity purchased for resale - CVA Energ	-	-	9,675	-
ESS	-	-	(3,401)	-
CDE	-	-	(66)	-
Proinfa	-	-	33	-
Transport of energy using the transmission system - basic grid	-	-	603	-
Transport of energy purchased from Itaipu	-	-	214	-
Other financial components	-			
Offset of energy surplus/deficit under CCEAR bilateral contracts	-	-	36,395	-
Hydrological risk	-	-	(187,817)	-
Tariff refunds	-	-	(41,381)	-
Overcontracting	-	-	(26,995)	-
Neutrality	-	-	21,419	-
Other	-	-	2,612	-
	-	**-**	**(188,709)**	**-**
Sectorial financial liabilities - Tariff Review 2021				
Portion A				
Electricity purchased for resale - CVA Energ	(124,550)	-	-	-
ESS	24,338	-	-	-
CDE	37,586	-	-	-
Proinfa	10,699	-	-	-
Electricity purchased for resale - Itaipu	314,342	-	-	-
Transport of energy using the transmission system - basic grid	154,099	-	-	-
Transport of energy purchased from Itaipu	15,876	-	-	-
Other financial components		-	-	-
Refund Pis and Cofins credits	(337,350)	-	-	-
Hydrological risk	(236,674)	-	-	-
Tariff refunds	(55,116)	-	-	-
Overcontracting	46,466	-	-	-
Neutrality	33,773	-	-	-
Offset of energy surplus/deficit under CCEAR bilateral contracts	(184)	-	-	-
Other	(23,075)	-	-	-
	(139,770)	**-**	**-**	**-**
Sectorial financial liabilities - Tariff Review 2023				
Financial components				
Tariff refunds	-	(21,951)	-	-
Other	-	(87,556)		
	-	**(109,507)**	**-**	**-**
Sectorial financial liabilities - Tariff Review 2024				
Financial components				
Tariff refunds	-	(21,951)	-	-
	-	**(21,951)**	**-**	**-**
Sectorial financial liabilities - Tariff Review 2025				
Financial components				
Tariff refunds	-	(21,951)	-	-
	-	**(21,951)**	**-**	**-**
	(139,770)	**(153,409)**	**(188,709)**	**-**

9.2 Changes in net sectorial financial assets and liabilities

Consolidated	Balance as of December 31, 2020	Operating revenues Constitution	Operating revenues Amortization	Financial results Updating	Rate flags	Statement of Financial Position Constitution	Balance as of December 31, 2021
Portion A							
Electricity purchased for resale - Itaipu	463,176	1,133,849	(348,804)	38,745	-	-	1,286,966
Electricity purchased for resale - CVA Energ	(100,053)	640,205	128,545	(1,303)	(1,143,236)	-	(475,842)
Transport of energy using the transmission system - basic grid	176,877	164,203	(170,538)	9,979	-	-	180,521
Transport of energy purchased from Itaipu	19,746	10,933	(17,746)	1,085	-	-	14,018
ESS	19,131	728,954	(23,429)	2,374	(195,750)	-	531,280
CDE	(1,872)	22,765	(41,260)	1,581	-	-	(18,786)
Proinfa	(145)	22,155	(11,812)	303	-	-	10,501
Other financial components							
Refunds of Pis and Cofins (Note 13.2.1)	-	-	364,650	-	-	(702,000)	(337,350)
Neutrality	77,265	60,608	(57,925)	1,229	-	-	81,177
Offset of energy surplus/deficit under CCEAR bilateral contracts	36,395	(383)	(36,196)	-	-	-	(184)
Hydrological risk	(474,111)	(562,663)	443,644	(11,022)	-	-	(604,152)
Tariff refunds	(193,669)	(97,684)	100,956	(8,600)	-	-	(198,997)
Overcontracting	130,677	(99,743)	(23,230)	(2,220)	(84,080)	-	(78,596)
Itaipu Bonus	-	60,065	-	220	-	(86,736)	(26,451)
Others	4,804	89,875	22,330	(213)	-	(6,600)	110,196
	158,221	**2,173,139**	**329,185**	**32,158**	**(1,423,066)**	**(795,336)**	**474,301**
Current assets	**173,465**						**383,740**
Noncurrent assets	**173,465**						**383,740**
Current liabilities	**(188,709)**						**(139,770)**
Noncurrent liabilities	-						**(153,409)**

Consolidated	Balance as of January 1, 2020	Operating revenues Constitution	Operating revenues Amortization	Financial results Updating	Write-offs Covid Account	Rate flags	Balance as of December 31, 2020
Portion A							
Electricity purchased for resale - Itaipu	793,327	893,581	(354,300)	28,197	(897,629)	-	463,176
Electricity purchased for resale - CVA Energ	265,788	(242,246)	(253,482)	1,076	164,804	(35,993)	(100,053)
Transport of energy using the transmission system - basic grid	13,038	265,030	48,154	1,715	(151,060)	-	176,877
Transport of energy purchased from Itaipu	24,391	31,762	(10,503)	801	(26,705)	-	19,746
ESS	(264,949)	(72,032)	169,396	(8,854)	249,724	(54,154)	19,131
CDE	152,928	56,608	(102,027)	5,065	(114,446)	-	(1,872)
Proinfa	8,468	(21,615)	(8,856)	(181)	22,039	-	(145)
Other financial components							
Neutrality	48,506	95,870	(52,843)	187	(14,455)	-	77,265
Offset of energy surplus/deficit under CCEAR bilateral contracts	40,192	75,917	(79,714)	-	-	-	36,395
Hydrological risk	(347,160)	(444,291)	322,432	(5,092)	-	-	(474,111)
Tariff refunds	(194,253)	(83,514)	88,269	(4,171)	-	-	(193,669)
Overcontracting	(168,123)	274,051	145,853	663	(101,788)	(19,979)	130,677
Others	(448)	6,927	(2,375)	700	-	-	4,804
	371,705	**836,048**	**(89,996)**	**20,106**	**(869,516)**	**(110,126)**	**158,221**
Current assets	**355,570**						**173,465**
Noncurrent assets	**118,419**						**173,465**
Current liabilities	-						**(188,709)**
Noncurrent liabilities	**(102,284)**						-

10. Accounts Receivables - Concessions

Consolidated	12.31.2021	12.31.2020
Power distribution service concession (10.1)	1,200,708	960,518
Piped gas distribution service concession (10.2)	233,026	189,416
Bonus from the grant of concession agreements under the quota system (10.3)	730,851	671,204
Generation concession agreements (10.4)	102,220	81,202
	2,266,805	**1,902,340**
Current	**5,121**	**4,515**
Noncurrent	**2,261,684**	**1,897,825**

10.1 Power distribution service concession

Balance as of January 1, 2020	**836,818**
Transfers from contract assets (Note 11.1)	86,154
Transfers to intangible assets (Note 19.1)	(99)
Transfers to other receivables (assets held for disposal)	(7,428)
Fair value recognition	45,187
Loss on disposal	(114)
Balance as of December 31, 2020	**960,518**
Transfers from contract assets (Note 11.1)	125,492
Transfers to intangible assets (Note 19.1)	8,385
Transfers to other receivables (assets held for disposal)	(2,407)
Fair value recognition	108,733
Loss on disposal	(13)
Balance as of December 31, 2021	**1,200,708**

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

10.2 Piped gas distribution service concession

Balance as of January 1, 2020	**324,385**
Transfers from contract assets (Note 11.2)	7,390
Transfers to intangible assets (Note 19.3)	(154,483)
Fair value recognition	12,154
Loss on disposal	(30)
Balance as of December 31, 2020	**189,416**
Transfers from contract assets (Note 11.2)	8,310
Transfers to intangible assets (Note 19.3)	1,398
Fair value recognition	33,909
Loss on disposal	(7)
Balance as of December 31, 2021	**233,026**

10.3 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2020	**647,984**
Transfers to electricity grid use charges - customers	(71,087)
Interest (Note 32.1)	94,307
Balance as of December 31, 2020	**671,204**
Transfers to electricity grid use charges - customers	(74,835)
Interest (Note 32.1)	134,482
Balance as of December 31, 2021	**730,851**

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$ 574,827, as per ANEEL Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT's unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

10.4 Power generation concession contract

Balance as of January 1, 2020	**69,182**
Remeasurement	1,518
Reversal of impairment (Note 33.4)	10,502
Balance as of December 31, 2020	**81,202**
Remeasurement	18,414
Reversal of impairment (Note 33.4)	2,604
Balance as of December 31, 2021	**102,220**

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management's expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015.

11. Contract assets

Consolidated		**12.31.2021**	**12.31.2020**
Power distribution service concession (11.1)		1,798,195	1,114,961
Piped gas distribution service concession (11.2)		29,815	27,254
Power transmission concession (11.3)		5,060,038	4,350,582
		6,888,048	**5,492,797**
	Current	**148,488**	**285,682**
	Noncurrent	**6,739,560**	**5,207,115**

11.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2020	**875,354**	**(31,070)**	**844,284**
Acquisitions	1,391,267	-	1,391,267
Customers contributions	-	(112,689)	(112,689)
Provision for legal claims added to the cost of the works	1,522	-	1,522
Transfers to intangible assets (Note 19.1)	(1,016,482)	105,116	(911,366)
Transfers to accounts receivable - concessions (Note 10.1)	(94,978)	8,824	(86,154)
Loss on disposal	(11,903)	-	(11,903)
Balance as of December 31, 2020	**1,144,780**	**(29,819)**	**1,114,961**
Acquisitions	1,765,226	-	1,765,226
Customers contributions	-	(160,826)	(160,826)
Provision for legal claims added to the cost of the works	33,040	-	33,040
Transfers to intangible assets (Note 19.1)	(943,905)	122,346	(821,559)
Transfers to accounts receivable - concessions (Note 10.1)	(140,120)	14,628	(125,492)
Loss on disposal	(7,155)	-	(7,155)
Balance as of December 31, 2021	**1,851,866**	**(53,671)**	**1,798,195**

11.2 Piped gas distribution service concession contract

Balance as of January 1, 2020	**26,734**
Acquisitions	15,187
Transfers to intangible assets (Note 19.3)	(7,277)
Transfers from/to accounts receivable - concessions (Note 10.2)	(7,390)
Balance as of December 31, 2020	**27,254**
Acquisitions	14,269
Transfers to intangible assets (Note 19.3)	(3,398)
Transfers to accounts receivable - concessions (Note 10.2)	(8,310)
Balance as of December 31, 2021	**29,815**

11.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2020	**2,601,929**	**1,317,706**	**3,919,635**
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(312,120)	(266,027)	(578,147)
Transfers to property, plant and equipment	(613)	-	(613)
Transfers from litigations	(576)	-	(576)
Remuneration	489,438	291,669	781,107
Construction revenue	255,578	-	255,578
Construction income	4,217	-	4,217
Loss from inefficiency (11.3.1)	(7,654)	-	(7,654)
Loss on disposal	(23,687)	-	(23,687)
Balance as of December 31, 2020	**3,007,234**	**1,343,348**	**4,350,582**
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(315,358)	(250,520)	(565,878)
Transfers to property, plant and equipment	(1,483)	-	(1,483)
Transfers from litigations	3,376	-	3,376
Remuneration	621,366	242,872	864,238
Construction revenue	187,733	-	187,733
Construction income	3,097	-	3,097
Gain from efficiency (11.3.1)	125,699	91,952	217,651
Balance as of December 31, 2021	**3,632,386**	**1,427,652**	**5,060,038**

11.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

In the year 2021, there was an estimated efficiency gain of R$217,651. The main impacts are described as follows:

- Gain of R$ 91,952 arising from the reprofiling of RBSE assets;
- Gain of R$ 52,277 from the Periodic Tariff Review of contracts 010/2010 (LT Araraquara – Taubaté), 015/2010 (Cerquilho) and 006/2016 (LT Blumenau – Curitiba Leste);
- Gain of R$ 24,804 for the success of the partial claim by Copel GeT on the exclusion of liability related to contract 010/2010 (LT Araraquara – Taubaté), in which it was decided to extend 878 days from the end of the concession contract; and

• Efficiency gains in the construction of reinforcements and improvement in the amount of R$48,618 due to the construction cost being lower than expected.

11.3.2 Assumptions adopted for the calculation of contract assets

	12.31.2021		12.31.2020	
	Concession assets	RBSE assets	Ativo concessões	RBSE assets
Construction income	1.65%	N/A	1.65%	N/A
Operating and maintenance margin	1.65%	N/A	1.65%	N/A
Remuneration rate (a)	9.56% p.y.	9.54% p.y.	9.58% p.y.	9.54% p.y.
Contract correction index	IPCA (b)	IPCA	IPCA (b)	IPCA
Annual RAP, according to Homologatory Resolution	456,499	192,288	415,455	279,406

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

12. Other Receivables

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Fair value in the purchase and sale of power (Note 36.2.12)	-	-	855,775	689,531
Services in progress (a)	7,658	7,444	319,179	260,348
Bonus for voluntary consumption reduction (Note 7.4)	-	-	134,892	-
Credits on purchases of gas (12.1)	-	-	73,229	120,515
CDE Transfer (12.2)	-	-	68,999	60,433
Disposals and decommissioning in progress	-	17	42,509	36,855
Reimbursement of coal consumption values by CDE	-	-	33,107	28,657
Advance payments to employees	645	664	20,141	17,785
Advance payments to suppliers (b)	-	2	15,528	36,609
Tariff flag - CCRTB	-	-	9,892	7,194
Derivatives fair value - forward contract (Note 36.2.3 - b)	-	-	2,907	23,308
Advance for real estate indemnity	-	-	1,402	14,484
Other receivables	505	341	88,862	63,926
	8,808	**8,468**	**1,666,422**	**1,359,645**
Current	**1,150**	**1,025**	**749,816**	**514,185**
Noncurrent	**7,658**	**7,443**	**916,606**	**845,460**

CCRTB - Centralizing account of Tariff Flag Resources.

(a) This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

12.1 Credits on purchases of gas - Compagas

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagas has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagas estimates to fully offset the contracted volumes in the course of its operation. Contracts with Petrobras provide for the right to assign this asset. In accordance with contractual provisions and consumption perspectives, from the review of projects and scenarios for the coming years, the Company carried out a review of the estimated recoverable value of the ship or pay credit

to be offset and recorded impairment, as shown in NE nº 33.4.

12.2 CDE Transfer

Values of the Energy Development Account - CDE to be transferred to the Company, to cover the tariff discounts on the tariffs, defined in Law 10,438/2002 and Decree 7,891/2013. The amount transferred for the period from June 2020 to May 2021, in accordance with Aneel Resolution 2,704/2020, was R$47,005 per month.

As of June 2021, the amount was changed to R$47,661 monthly (Aneel Ratifying Resolution 2,886/2021 of June 22, 2021), upon approval of the result of the last Annual Tariff Adjustment. This amount comprises R$2,643, which refers to previous differences and R$45,019 related to the forecast for the 2021-2022 cycle.

13. Taxes

13.1 Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2020	Recognized in income	Reconhecido no resultado abrangente	Balance as of December 31, 2020	Recognized from continuing operations	Recognized from discontinued operations	Recognized comprehensive income	Balance as of December 31, 2021
Noncurrent assets								
Tax losses and negative tax basis				132,354	15,651	(148,005)	-	-
Provisions for legal claims	104,438	6,755	-	111,193	8,241	-	-	119,434
Expected credit losses	49,443	-	-	49,443	-	-	-	49,443
Voluntary retirement program	125	(125)	-	-	5,140	-	-	5,140
Amortization - concession	20,444	(15,974)	-	4,470	381	-	-	4,851
Post-employment benefits	2,995	189	265	3,449	252	-	1,107	4,808
Others	6,104	1,871	-	7,975	561	-	-	8,536
	183,549	**(7,284)**	**265**	**308,884**	**30,226**	**(148,005)**	**1,107**	**192,212**
(-) Noncurrent liabilities								
Escrow deposits monetary variation	20,861	759	-	21,620	1,369	-	-	22,989
Transaction cost on borrowings and debentures	3,000	(1,627)	-	1,373	(577)	-	-	796
Financial instruments	5,324	(1,565)	-	3,759	(816)	-	-	2,943
	29,185	**(2,433)**	**-**	**26,752**	**(24)**	**-**	**-**	**26,728**
Net	**154,364**	**(4,851)**	**265**	**282,132**	**30,250**	**(148,005)**	**1,107**	**165,484**

Consolidated	Balance as of January 1, 2020	Recognized in income	Reclassification (b)	Recognized comprehensive income	Balance as of December 31, 2020	Recognized in income	Others (a)	Reclassification (b)	Recognized comprehensive income	Balance as of December 31, 2021
Noncurrent assets										
Provisions for legal claims	516,752	(4,391)	(12,986)	-	499,375	7,291	-	(2,205)	-	504,461
Post-employment benefits	405,414	7,845	1,583	92,190	507,032	(766)	-	16,875	(93,881)	429,260
Impairment of assets	385,467	(45,146)	(29,715)	-	310,606	(6,456)	-	(1,753)	-	302,397
Research and development and energy efficiency programs	165,331	(12,833)	-	-	152,498	(13,649)	-	-	-	138,849
Tax losses and negative tax basis	98,242	146,469	(29,322)	-	215,389	54,416	(148,005)	1,210	-	123,010
Provisons for performance and profit sharing	52,115	108,344	-	-	160,459	(45,866)	-	-	-	114,593
Expected credit losses	131,821	(6,889)	(1,750)	-	123,182	(21,476)	-	(2,994)	-	98,712
Social security contributions - injunction on judicial deposit	71,200	2,745	(2,953)	-	70,992	3,673	-	78	-	74,743
Amortization - concession	58,344	(11,135)	-	-	47,209	5,220	-	-	-	52,429
Voluntary retirement program	958	9,857	-	-	10,815	13,493	-	-	-	24,308
Concession contracts	22,353	(1,292)	-	-	21,061	(1,292)	-	-	-	19,769
Others	160,340	(3,850)	(6,828)	-	149,662	1,457	1,062	5,905	-	158,086
	2,068,337	**189,724**	**(81,971)**	**92,190**	**2,268,280**	**(3,955)**	**(146,943)**	**17,116**	**(93,881)**	**2,040,617**
(-) Noncurrent liabilities										
Concession contracts	711,831	188,674	-	-	900,505	808,372	94,221	-	-	1,803,098
Deemed cost of property, plant and equipment	381,209	(30,718)	-	-	350,491	(23,994)	-	-	-	326,497
Derivative financial instruments	70,945	46,737	-	-	117,682	(12,178)	-	-	-	105,504
Accelerated depreciation	50,322	25,633	-	-	75,955	26,369	-	-	-	102,324
Escrow deposits monetary variation	61,145	1,787	(1,205)	-	61,727	3,392	-	-	-	65,119
Transaction cost on borrowings and debentures	32,108	(6,867)	(2,038)	-	23,203	4,833	-	-	-	28,036
Others	42,577	(10,626)	-	-	31,951	(20,343)	-	-	-	11,608
	1,350,137	**214,620**	**(3,243)**	**-**	**1,561,514**	**786,451**	**94,221**	**-**	**-**	**2,442,186**
Net	**718,200**	**(24,896)**	**(78,728)**	**92,190**	**706,766**	**(790,406)**	**(241,164)**	**17,116**	**(93,881)**	**(401,569)**
Assets presented in the Statement of Financial Position	1,011,866				1,191,104					963,259
Liabilities presented in the Statement of Financial Position	(293,666)				(484,338)					(1,364,828)

(a) R$148,005 recognized in the Discontinued operation and R$94,221 related to the effects of the first consolidation of Vilas (Note 1.2).

(b) R$17,116 related to the reclassification to Assets classified as held for sale (Note 41).

13.1.1 Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, also based on projections of future results. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on March 22, 2022.

The criteria used for the realization of each item are related to the predictability of realization of the main value that gave rise to the temporary difference. When the expectation of realization of the item is difficult to predict, mainly because it is not under the control of the Company, such as provisions for litigation, the Company adopts history of realization to project its future realization. The realization of the amounts of income tax and social contribution losses follow the potential compensation considering future profits and the limit defined by the legislation.

Following are the items that were the basis for the setup of the main credits, as well as their form of realization:

- Provisions for post-employment benefits: realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;
- Provisions for legal claims: realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;
- Impairment of assets: realized through the amortization and/or depreciation of the impaired asset;
- Provisions for R&D and PEE: realized through the expenses incurred in the projects carried out;
- Deemed cost: realized through the amortization and/or depreciation of the valued asset;
- Amounts related to the concession agreement: realized over the term of the agreement;
- Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income;
- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

		Parent Company		Consolidated
	Assets	Liabilities	Assets	Liabilities
2022	16,837	(1,473)	388,826	(161,407)
2023	7,558	(1,160)	144,103	(268,255)
2024	7,561	(919)	145,942	(273,502)
2025	7,559	(919)	105,389	(194,576)
2026	7,556	(919)	98,634	(167,543)
2027 to 2029	22,170	(2,758)	226,560	(419,476)
2030 to 2031	122,971	(18,580)	931,163	(957,427)
	192,212	**(26,728)**	**2,040,617**	**(2,442,186)**

13.1.2 Unrecognized tax credits

As of December 31, 2021, Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$68,826 (R$131,655, as of December 31, 2020) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

13.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Current assets				
Recoverable ICMS (VAT)	-	-	111,101	89,942
Recoverable PIS/Pasep and Cofins taxes (a)	-	-	1,396,645	1,474,119
Other recoverable taxes	-	-	1,118	1,262
	-	**-**	**1,508,864**	**1,565,323**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	141,951	84,376
Recoverable PIS/Pasep and Cofins taxes (a)	38,659	88,318	2,967,756	4,421,403
Other recoverable taxes	-	13	33,839	33,719
	38,659	**88,331**	**3,143,546**	**4,539,498**
Current liabilities				
ICMS (VAT) payable	-	-	290,627	201,138
PIS/Pasep and Cofins payable	34,726	-	42,340	179,133
IRRF on interest on capital	-	-	33,592	43,950
Special Tax Regularization Program - Pert	-	-	52,168	50,565
Other taxes	230	952	22,206	15,822
	34,956	**952**	**440,933**	**490,608**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	3,260	2,978	220,108	209,145
Special Tax Regularization Program - Pert	-	-	369,526	408,738
Other taxes	-	-	5,176	4,600
	3,260	**2,978**	**594,810**	**622,483**

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 13.2.1)

13.2.1 Pis and Cofins credit on ICMS

Copel Distribuição

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS's right to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

Considering the final and unappealable ruling, with a favorable decision for the Company, the entry of economic benefits became practically certain and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered by offsetting against taxes payable within the statute of limitations period.

Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which began in June 2021 with authorizations from the Federal Revenue of Brazil of the credit originating from Cofins.

On February 09, 2021, Aneel opened a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 30.2. Aneel's proposal is the return of the amounts through a rebate in the electricity bill in each Tariff Cycle (credits with Federal Revenue of Brazil, plus any judicial deposits already received by the concessionaire/permissionaire), allocated according to its consumer class, with shares being defined for each of them at each billing cycle, so that their participation in monthly billing is taken into account. There was also no manifestation by Aneel regarding the statute of limitations for returning the credit to the consumer.

Also, on February 09, 2021, Aneel published Aneel Dispatch No. 361, establishing that, in exceptional situations, in which there is a possibility of a significant tariff increase, prior to the conclusion of a Public Consultation No. 005/2021, part of the PIS and Cofins credits may be utilized in offsetting the tariff increase, limited to 20% (twenty percent) of the total involved in lawsuits filed by distributors.

Considering Aneel Dispatch nº 361/2021, in tariffs readjusted as of June 24, 2021, by means of Ratifying Resolution No. 2,886, R$702,000 were used as a financial item, reducing consumer tariffs in the next twelve months. However, in the tariff process, the Company expressed the right to claim, if necessary, future tariff adjustments to equalize any financial differences observed between the amounts considered herein and the amounts effectively recovered from tax credits, as well as other rights it deems necessary.

On May 13th, 2021, the Supreme Court concluded the judgment of the opposing motion for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting it in the following terms: (i) relating to ICMS excluded from the calculation basis of PIS/Cofins contributions, prevailed the detached ICMS method; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment is delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of the Company, maintaining the treatment and amounts recorded.

The table below shows the impacts of these records on Copel's statement of financial position and statement of income:

	12.31.2021	12.31.2020
Tax credit - principal	2,949,943	3,620,118
Tax credit - monetary update	1,405,322	2,035,636
Effect on assets	**4,355,265**	**5,655,754**
Pis/Pasep and Cofins to be refunded to consumers	(3,905,398)	(3,805,985)
(-) Transfer to sectorial financial liabilities	578,603	-
Tax liabilities - Pis/Pasep and Cofins payable on financial income	-	(94,657)
Income tax and social contribution	-	(596,738)
Effect on liabilities	**(3,326,795)**	**(4,497,380)**
EFFECT ON STATEMENT OF FINANCIAL POSITION	**1,028,470**	**1,158,374**
Net operating revenue	-	810,563
Financial income, net of pis and cofins	21,640	944,549
Income tax and social contribution	(7,358)	(596,738)
EFFECT ON THE INCOME STATEMENT	**14,282**	**1,158,374**

In addition, as mentioned above, in the Tariff Review process of Copel DIS of 06.24.2021, the amount of R$702,000 was transferred to the Sector Financial Liability account, of which R$578,603 referring to the portion of tax credits to be returned to the consumer and R$123,397 that were recorded in the PIS and Cofins account to be refunded to consumers. Part of this balance has already been amortized and the remainder will be paid up to June 2022, when this tariff cycle ends, as shown in Note 9.2.

Compagas

The balance contains the record resulting from the final and unappealable decision of the lawsuit records in which Compagas discussed the exclusion of ICMS from the PIS and Cofins calculation basis. Due to the favorable ruling, Compagas recorded, on September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the adjusted balance at updated balance, on December 31, 2021, is R$75,192 (R$83,716 on December 31, 2020).

13.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Income before IRPJ and CSLL	**3,669,306**	**3,696,478**	**5,118,677**	**5,119,537**
IRPJ and CSLL (34%)	**(1,247,564)**	**(1,256,803)**	**(1,740,350)**	**(1,740,643)**
Tax effects on:				
Equity in income	1,118,361	1,105,456	124,547	65,806
Interest on own capital	223,380	274,550	226,928	276,808
Dividends	437	243	437	243
Non deductible expenses	(4,298)	(3,457)	(25,336)	(17,133)
Tax incentives	7,556	-	43,720	28,572
Unrecognized income and social contribution tax loss carry-forwards	-	-	(29,002)	(39,421)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	85,723	-
Difference between the calculation bases of deemed profit and taxable profit	-	-	49,638	121,242
Others	19	7,514	4,063	19,161
Current IRPJ and CSLL	**67,641**	**-**	**(469,226)**	**(1,260,469)**
Deferred IRPJ and CSLL	**30,250**	**127,503**	**(790,406)**	**(24,896)**
Effective rate - %	-2.7%	-3.4%	24.6%	25.1%

14. Prepaid Expenses

Consolidated		12.31.2021	12.31.2020
Program for incentive to alternative energy sources - Proinfa		35,837	22,408
Insurance premiums		17,692	14,453
Others		147	170
		53,676	**37,031**
	Current	**53,649**	**36,987**
	Noncurrent	**27**	**44**

15. Receivables from Related Parties

		Parent Company
	12.31.2021	12.31.2020
Current assets		
Subsidiaries		
UEG Araucária - loan (15.2)	-	33,572
Structure sharing	5,374	6,726
Nocurrent assets		
Subsidiaries		
Copel DIS (15.2)	150,572	140,337
Current liabilities		
Subsidiaries		
Copel CTE - loan (15.3)	-	282,817
Structure sharing	2,292	833
Current liabilities		
Subsidiaries		
Elejor advance	5,851	5,851

15.1 Structure sharing

Balances refer mainly to personnel and management expense sharing agreements entered into between Copel and its direct and indirect subsidiaries.

15.2 Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

On March 10, 2022, seeking to reduce costs and improve the Company's leverage, the debt was redeemed in advance, in the amount of R$9,350, corresponding to the principal plus interest incurred, net of the surety.

15.3 UEGA - Mutual Agreement

On February 20, 2020, a loan agreement was signed between Companhia Paranaense de Energia - Copel and UEG Araucária Ltda - UEGA (borrower), with approval of limits plus IOF (tax on financial transactions) and interest of 119 % of CDI, in order to provide funds to finance the company's activities and businesses. The financial expense for the year ended December 31, 2021 was R$67 (R$530 on December 31, 2020). On April 29, 2021 the loan was paid off.

15.4 Copel Telecomunicações - Mutual Agreement

On June 19, 2020, a loan agreement was signed between Copel Telecomunicações SA (lender) and Companhia Paranaense de Energia - Copel (borrower), with approval of limits increased by IOF and interest of 120% of CDI, in order to provide funds for the financing of the company's activities and businesses and effective until June 30, 2021. The full amount was settled on June 30, 2021, having as effect on net income for the year the remuneration interest of R$7,688, income taxation of R$1,346, and financial expenses of R$2,367.

16. Judicial deposits

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Taxes claims (16.1)	**127,797**	**125,227**	**405,739**	**346,659**
Labor claims	**495**	**440**	**106,376**	**72,263**
Civil claims				
Civil claims	-	-	53,438	57,006
Easements	-	-	18,407	7,156
Customers	-	-	3,867	3,479
	-	**-**	**75,712**	**67,641**
Others	**3,227**	**71**	**3,304**	**183**
	131,519	125,738	591,131	486,746

16.1 Tax judicial deposits

Of the balance presented in the Consolidated, R$218,143 at December 31, 2021 (R$208,871 at December 31, 2020) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations, as mentioned in Note 13.2.

17. Investments

17.1 Changes in investments

Parent Company	Balance as of January 1, 2021	Equity	Equity valuation adjustments	Investment/ AFAC	Capital/ AFAC decrease	Amorti- zation	Dividends and JSCP	Disposal Copel Telecom	Balance as of December 31, 2021
Subsidiaries									
Copel GeT	10,732,734	2,687,906	40,967	477,534	-	-	(1,276,917)	-	12,662,224
Copel DIS	7,212,915	857,882	109,949	17,761	-	-	(639,951)	-	7,558,556
Copel TEL	757,799	36,697	32,759	-	(54,330)	-	-	(772,925)	-
Copel TEL - Reclassification (a)	(758,742)	-	-	-	-	-	-	758,742	-
Copel SER	29,386	22,473	(29,496)	5,637	(28,000)	-	-	-	-
Copel Energia	356,922	53,725	422	2,170	-	-	(23,376)	-	389,863
UEG Araucária (17.2)	48,355	68,631	-	-	-	-	(7,249)	-	109,737
Compagás (17.2)	252,481	50,791	150	-	-	-	(44,391)	-	259,031
Elejor (17.2)	9,443	(9,443)	-	-	-	-	-	-	-
Elejor - concession rights	11,499	-	-	-	-	(755)	-	-	10,744
	18,652,792	**3,768,662**	**154,751**	**503,102**	**(82,330)**	**(755)**	**(1,991,884)**	**(14,183)**	**20,990,155**
Joint Ventures								-	-
Voltalia São Miguel do Gostoso I (17.3)	107,721	1,269	-	-	-	-	-	-	108,990
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	-	-	(367)	-	-	9,304
Solar Paraná	6,831	104		100	-	-	-	-	7,035
	124,223	**1,373**	**-**	**100**	**-**	**(367)**	**-**	**-**	**125,329**
Associates									
Dona Francisca Energética (17.4)	28,147	8,574	-	-	-	-	(9,664)	-	27,057
Other	1,940	(3)	-	-	-	-	-	-	1,937
	30,087	**8,571**	**-**	**-**	**-**	**-**	**(9,664)**	**-**	**28,994**
	18,807,102	**3,778,606**	**154,751**	**503,202**	**(82,330)**	**(1,122)**	**(2,001,548)**	**(14,183)**	**21,144,478**

(a) Reclassification to Assets classified as held for sale (Note 41).

AFAC - Advance for future capital increase

JSCP - Interest on capital

Parent Company	Balance as of January 1, 2020	Equity	Investment/ AFAC	Capital decrease	Amorti- zation	Dividends and JSCP	Reclassi- fication (a)	Balance as of December 31, 2020
Subsidiaries								
Copel GeT	9,749,705	1,649,576	-	-	-	(591,458)	-	10,732,734
Copel DIS	6,012,246	1,854,181	-	-	-	(546,812)	-	7,212,915
Copel TEL	710,128	14,588	30,000	-	-	-	-	757,799
Copel TEL - Reclassification (a)	-	-	-	-	-	-	(758,742)	(758,742)
Copel SER	29,175	207	-	-	-	-	-	29,386
Copel Energia	243,123	111,937	31,181	-	-	(29,803)	-	356,922
UEG Araucária (17.2)	64,094	(15,697)	-	-	-	-	-	48,355
Compagás (17.2)	284,747	30,079	-	-	-	(62,170)	-	252,481
Elejor (17.2)	30,002	(20,559)	-	-	-	-	-	9,443
Elejor - concession rights	12,254	-	-	-	(755)	-	-	11,499
	17,135,474	**3,624,312**	**61,181**	**-**	**(755)**	**(1,230,243)**	**(758,742)**	**18,652,792**
Joint Ventures							-	-
Voltalia São Miguel do Gostoso I (17.3)	110,099	(2,378)	-	-	-	-	-	107,721
Voltalia São Miguel do Gostoso - authorization rights	10,038	-		-	(367)	-	-	9,671
Solar Paraná	-	(115)	6,946	-	-	-	-	6,831
	120,137	**(2,493)**	**6,946**	**-**	**(367)**	**-**	**-**	**124,223**
Associates								
Dona Francisca Energética (17.4)	28,423	9,674	-	-	-	(9,950)	-	28,147
Other	2,186	(18)	-	(228)	-	-	-	1,940
	30,609	**9,656**	**-**	**(228)**	**-**	**(9,950)**	**-**	**30,087**
	17,286,220	**3,631,475**	**68,127**	**(228)**	**(1,122)**	**(1,240,193)**	**(758,742)**	**18,807,102**

(a) Reclassification to Ativos classificados como mantidos para venda (NE nº 41).

Consolidated	Balance as of January 1, 2021	Equity	Investment/ AFAC	Amortization	Dividends and JSCP	Other (a)	Balance as of December 31, 2021
Joint Ventures (17.3)							
Voltalia São Miguel do Gostoso I	107,721	1,269	-	-	-	-	108,990
Voltalia São Miguel do Gostoso - authorization rights	9,671	-	-	(367)	-	-	9,304
Caiuá	95,362	13,765	-	-	(2,150)	-	106,977
Integração Maranhense	148,581	20,255	-	-	(2,273)	-	166,563
Matrinchã	734,503	96,614	-	-	(19,346)	-	811,771
Guaraciaba	361,170	57,363	-	-	(10,918)	-	407,615
Paranaíba	203,681	35,112	-	-	(11,870)	-	226,923
Mata de Santa Genebra	661,430	63,173	-	-	(13,614)	-	710,989
Cantareira	359,686	53,492	30,870	-	(6,718)	-	437,330
Solar Paraná	6,831	104	100	-	-	-	7,035
	2,688,636	**341,147**	**30,970**	**(367)**	**(66,889)**	-	**2,993,497**
Associates							
Dona Francisca Energética (17.4)	28,147	8,574	-	-	(9,664)	-	27,057
Foz do Chopim Energética (17.4)	9,986	16,596	-	-	(7,480)	-	19,102
Other	1,940	(3)	-	-	-	-	1,937
	40,073	**25,167**	-	-	**(17,144)**	-	**48,096**
Investment property	**808**	-	-	**(5)**	-	**(262)**	**541**
	2,729,517	**366,314**	**30,970**	**(372)**	**(84,033)**	**(262)**	**3,042,134**

(a) Transfer of assets destined for disposal.

Consolidated	Balance as of January 1, 2020	Equity	Investment/ AFAC	Capital decrease	Amortization	Dividends and JSCP	Other (a)	Balance as of December 31, 2020
Joint Ventures (17.3)								
Voltalia São Miguel do Gostoso I	110,099	(2,378)	-	-	-	-	-	107,721
Voltalia São Miguel do Gostoso - authorization rights	10,038	-	-	-	(367)	-	-	9,671
Caiuá	78,312	(8,964)	26,014	-	-	-	-	95,362
Integração Maranhense	138,716	13,672	-	-	-	(3,807)	-	148,581
Matrinchã	711,527	25,644	-	-	-	(2,668)	-	734,503
Guaraciaba	337,077	25,528	-	-	-	(1,435)	-	361,170
Paranaíba	173,973	29,708	-	-	-	-	-	203,681
Mata de Santa Genebra	573,357	48,594	39,479	-	-	-	-	661,430
Cantareira	338,268	42,666	-	-	-	(21,248)	-	359,686
Solar Paraná	-	(115)	6,946	-	-	-	-	6,831
	2,471,367	**174,355**	**72,439**	-	**(367)**	**(29,158)**	-	**2,688,636**
Associates								
Dona Francisca Energética (17.4)	28,423	9,674	-	-	-	(9,950)	-	28,147
Foz do Chopim Energética (17.4)	12,175	9,629	-	-	-	(11,818)	-	9,986
Dominó Holdings	246	(93)	-	-	-	-	(153)	-
Other	10,155	(18)	-	(228)	-	-	(7,969)	1,940
	50,999	**19,192**	-	**(228)**	-	**(21,768)**	**(8,122)**	**40,073**
Investment property	**813**	-	-	-	**(5)**	-	-	**808**
	2,523,179	**193,547**	**72,439**	**(228)**	**(372)**	**(50,926)**	**(8,122)**	**2,729,517**

(a) R$7.969 of Impairment of Estação Osasco Desenvolvimento Imobiliário S.A., an associate of UEG Araucária, and R$153 of liquidation of Dominó.

17.2 Subsidiaries with non-controlling interests

17.2.1 Summarized financial information

	Compagás		Elejor		UEG Araucária	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
ASSETS	**827,901**	**749,434**	**813,670**	**705,233**	**776,201**	**554,079**
Current assets	355,500	245,028	166,890	165,150	515,430	392,775
Noncurrent assets	472,401	504,406	646,780	540,083	260,771	161,304
LIABILITIES	**827,901**	**749,434**	**813,670**	**705,233**	**776,201**	**554,079**
Current liabilities	220,216	173,144	107,772	95,465	221,853	309,265
Noncurrent liabilities	99,784	81,230	746,843	596,278	13,771	6,603
Equity	507,901	495,060	(40,945)	13,490	540,577	238,211
STATEMENT OF INCOME						
Operating revenues	783,277	535,206	171,263	194,849	2,250,577	589,909
Operating costs and expenses	(654,643)	(452,495)	(86,871)	(67,323)	(1,879,198)	(647,516)
Financial results	9,817	(764)	(171,888)	(172,049)	8,952	203
Income tax and social contribution	(38,860)	(22,967)	33,061	15,154	(42,248)	(19,920)
Net income (loss)	**99,591**	**58,980**	**(54,435)**	**(29,369)**	**338,083**	**(77,324)**
Other comprehensive income	294	(343)	-	-	-	(205)
Total comprehensive income	**99,885**	**58,637**	**(54,435)**	**(29,369)**	**338,083**	**(77,529)**
STATEMENTS OF CASH FLOWS						
Cash flows from operating activities	178,800	101,708	127,510	22,097	312,676	23,491
Cash flows from investing activities	(14,273)	(17,120)	(31,095)	(208)	(14,579)	1,317
Cash flows from financing activities	(64,545)	(115,625)	-	(8,151)	(64,331)	32,879
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**99,982**	**(31,037)**	**96,415**	**13,738**	**233,766**	**57,687**
Cash and cash equivalents at the beginning of the year	110,659	141,696	51,616	37,878	64,806	7,119
Cash and cash equivalents at the end of the year	210,641	110,659	148,031	51,616	298,572	64,806
CHANGE IN CASH AND CASH EQUIVALENTS	**99,982**	**(31,037)**	**96,415**	**13,738**	**233,766**	**57,687**

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly as a result of the IGPM increase, as shown in Note 27.

17.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18,8%	Consolidated
Balance as of January 1, 2020	**273,580**	**12,858**	**59,360**	**345,798**
Net income (loss)	28,898	(8,812)	(14,538)	5,548
Other comprehensive income	(168)	-	(39)	(207)
Additional dividends proposed	(51,799)	-	-	(51,799)
Dividends	(7,933)	-	-	(7,933)
Balance as of December 31, 2020	**242,578**	**4,046**	**44,783**	**291,407**
Net income (loss)	48,800	(16,331)	63,560	96,029
Other comprehensive income	144	-	-	144
Dividends	(42,653)	-	(6,716)	(49,369)
Balance as of December 31, 2021	**248,869**	**(12,285)**	**101,627**	**338,211**

17.3 Summarized information on the main joint ventures

Balance as of December 31, 2021	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**224,632**	**284,870**	**515,495**	**2,610,094**	**1,413,231**	**1,829,340**	**3,203,892**	**1,715,776**
Current assets	**3,711**	**30,304**	**65,219**	**367,428**	**194,283**	**193,190**	**681,494**	**196,424**
Cash and cash equivalents	3,667	6,117	16,501	96,346	70,543	32,665	387,027	52,354
Other current assets	44	24,187	48,718	271,082	123,740	160,525	294,467	144,070
Noncurrent assets	**220,921**	**254,566**	**450,276**	**2,242,666**	**1,218,948**	**1,636,150**	**2,522,398**	**1,519,352**
LIABILITIES	**224,632**	**284,870**	**515,495**	**2,610,094**	**1,413,231**	**1,829,340**	**3,203,892**	**1,715,776**
Current liabilities	**2,206**	**14,562**	**53,132**	**126,211**	**101,042**	**85,964**	**123,884**	**78,982**
Financial liabilities	-	7,386	13,169	91,811	34,529	51,453	45,898	52,397
Other current liabilities	2,206	7,176	39,963	34,400	66,513	34,511	77,986	26,585
Noncurrent liabilities	-	**51,986**	**122,438**	**827,205**	**480,320**	**817,159**	**1,660,867**	**744,285**
Financial liabilities	-	35,606	52,653	685,525	428,314	522,289	1,630,306	456,180
Other noncurrent liabilities	-	16,380	69,785	141,680	52,006	294,870	30,561	288,105
Equity	**222,426**	**218,322**	**339,925**	**1,656,678**	**831,869**	**926,217**	**1,419,141**	**892,509**
STATEMENT OF INCOME								
Net operating income	-	43,128	71,868	396,622	229,117	285,483	426,573	233,888
Operating costs and expenses	(64)	(5,609)	(10,508)	(24,341)	(7,185)	(17,537)	(72,970)	(24,727)
Financial results	162	(2,348)	(3,954)	(83,280)	(44,131)	(62,138)	(162,110)	(43,794)
Equity in income of subsidiaries	2,506	-	-	-	-	-	-	-
Income tax and social contribution	(17)	(7,078)	(16,072)	(91,830)	(60,617)	(62,638)	(65,399)	(56,201)
Net income (loss)	**2,587**	**28,093**	**41,334**	**197,171**	**117,184**	**143,170**	**126,094**	**109,166**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**2,587**	**28,093**	**41,334**	**197,171**	**117,184**	**143,170**	**126,094**	**109,166**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	108,990	106,977	166,563	811,771	407,615	226,923	710,989	437,330

Balance as of December 31, 2020	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**222,038**	**267,425**	**475,734**	**2,357,028**	**1,269,378**	**1,687,613**	**2,712,737**	**1,567,577**
Current assets	**3,623**	**31,048**	**59,709**	**261,168**	**165,063**	**179,229**	**340,382**	**165,816**
Cash and cash equivalents	3,579	6,871	12,696	46,198	25,565	20,820	61,171	34,435
Other current assets	44	24,177	47,013	214,970	139,498	158,409	279,211	131,381
Noncurrent assets	**218,415**	**236,377**	**416,025**	**2,095,860**	**1,104,315**	**1,508,384**	**2,372,355**	**1,401,761**
LIABILITIES	**222,038**	**267,425**	**475,734**	**2,357,028**	**1,269,378**	**1,687,613**	**2,712,737**	**1,567,577**
Current liabilities	**2,199**	**18,995**	**51,926**	**192,512**	**86,163**	**78,981**	**158,350**	**63,206**
Financial liabilities	-	7,392	13,180	80,141	28,741	62,143	104,308	41,314
Other current liabilities	2,199	11,603	38,746	112,371	57,422	16,838	54,042	21,892
Noncurrent liabilities	-	**53,816**	**120,579**	**665,528**	**446,133**	**777,279**	**1,234,165**	**770,317**
Financial liabilities	-	42,864	65,624	612,413	446,801	545,200	1,215,988	489,784
Other noncurrent liabilities	-	10,952	54,955	53,115	(668)	232,079	18,177	280,533
Equity	**219,839**	**194,614**	**303,229**	**1,498,988**	**737,082**	**831,353**	**1,320,222**	**734,054**
STATEMENT OF INCOME								
Net operating income	-	17,927	31,418	328,171	109,978	478,147	364,070	196,039
Operating costs and expenses	(66)	(34,584)	11,706	(160,795)	(8,317)	(18,801)	(125,569)	(23,533)
Financial results	32	(3,389)	(5,229)	(71,164)	(38,883)	(48,184)	(91,947)	(40,630)
Equity in income of subsidiaries	(4,893)	-	-	-	-	-	-	-
Income tax and social contribution	-	1,752	(9,991)	(30,178)	(22,084)	(125,646)	(49,560)	(44,805)
Net income (loss)	**(4,927)**	**(18,294)**	**27,904**	**66,034**	**40,694**	**285,516**	**96,994**	**87,071**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(4,927)**	**(18,294)**	**27,904**	**66,034**	**40,694**	**285,516**	**96,994**	**87,071**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	107,721	95,362	148,581	734,503	361,170	203,681	661,430	359,686

On December 31, 2021, Copel's interest in contingent liabilities classified as a possible loss in its joint ventures is equivalent to R$250,262 (R$227,467 on December 31, 2020), of which the amount of R$187,243 (R$187,183 on December 31, 2020) refers to Mata de Santa Genebra.

17.4 Summarized information of the main associates

	Dona Francisca		Foz do Chopim	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
ASSETS	**180,425**	**128,798**	**55,900**	**62,635**
Current assets	13,570	14,562	13,308	33,378
Noncurrent assets	166,855	114,236	42,592	29,257
LIABILITIES	**180,425**	**128,798**	**55,900**	**62,635**
Current liabilities	19,938	4,452	2,495	34,723
Noncurrent liabilities	42,988	2,119	-	-
Equity	117,499	122,227	53,405	27,912
STATEMENT OF INCOME				
Net operating income	66,797	70,314	60,943	55,740
Operating costs and expenses	(26,605)	(26,171)	(10,775)	(21,260)
Financial income (expense)	(664)	208	(1,703)	(5,527)
Income tax and social contribution	(2,298)	(2,343)	(2,060)	(2,035)
Net income	**37,230**	**42,008**	**46,405**	**26,918**
Other comprehensive income	-	-	-	-
Total comprehensive income	**37,230**	**42,008**	**46,405**	**26,918**
Investment interest - %	23.03	23.03	35.77	35.77
Investment book value	27,057	28,147	19,102	9,986

As of December 31, 2021, Copel's interest in the contingent liabilities of its associates is equivalent to R$2,166 (R$1,428 as of December 31, 2020).

18. Property, Plant and Equipment

18.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	12.31.2021	Cost	Accumulated depreciation	12.31.2020
In service						
Reservoirs, dams and aqueducts	8,161,702	(4,776,639)	3,385,063	8,081,989	(4,600,598)	3,481,391
Machinery and equipment	8,409,689	(2,840,114)	5,569,575	7,644,171	(2,619,939)	5,024,232
Buildings	1,993,695	(1,125,862)	867,833	1,968,591	(1,096,016)	872,575
Land	508,164	(49,046)	459,118	490,177	(38,269)	451,908
Vehicles and aircraft	33,871	(32,756)	1,115	44,617	(42,725)	1,892
Furniture and fixtures	16,400	(10,966)	5,434	22,314	(15,498)	6,816
(-) Impairment (18.4)	(710,509)	-	(710,509)	(925,521)	-	(925,521)
(-) Impairment Copel TEL	-	-	-	(27,928)	-	(27,928)
(-) Special Obligations	(792)	290	(502)	(332)	81	(251)
	18,412,220	**(8,835,093)**	**9,577,127**	**17,298,078**	**(8,412,964)**	**8,885,114**
In progress						
Cost	752,846	-	752,846	734,507	-	734,507
(-) Impairment (18.4)	(187,382)	-	(187,382)	(120,308)	-	(120,308)
(-) Impairment Copel TEL	-	-	-	(3,853)	-	(3,853)
	565,464	**-**	**565,464**	**610,346**	**-**	**610,346**
	18,977,684	**(8,835,093)**	**10,142,591**	**17,908,424**	**(8,412,964)**	**9,495,460**

18.2 Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2021	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Effects of acquisition of Vilas Complex (Note 1.2)	Copel Telecom Disposal	Balance as of December 31, 2021
In service								
Reservoirs, dams and aqueducts	3,481,391	-	(174,810)	2,147	76,335	-	-	3,385,063
Machinery and equipment	5,647,220	-	(375,430)	(26,345)	174,615	754,557	(605,042)	5,569,575
Buildings	872,575	-	(38,629)	(506)	35,060	-	(667)	867,833
Land	451,908	-	(10,777)	(763)	18,848	-	(98)	459,118
Vehicles and aircraft	1,892	-	(835)	(68)	134	-	(8)	1,115
Furniture and fixtures	6,816	-	(1,079)	(46)	1,562	-	(1,819)	5,434
(-) Impairment (18.4)	(925,521)	215,012	-	-	-	-	-	(710,509)
(-) Impairment Copel TEL	(27,928)	1,989	-	-	-	-	25,939	-
(-) Special Obligations	(251)	-	89	-	(340)	-	-	(502)
(-) Reclassification (a)	(622,988)	-	-	-	41,293	-	581,695	-
	8,885,114	**217,001**	**(601,471)**	**(25,581)**	**347,507**	**754,557**	**-**	**9,577,127**
In progress								
Cost	795,816	406,173	-	(42,655)	(335,975)	-	(70,513)	752,846
(-) Impairment (18.4)	(120,308)	(67,074)	-	-	-	-	-	(187,382)
(-) Impairment Copel TEL	(3,853)	3,103	-	-	-	-	750	-
(-) Reclassification (a)	(61,309)	-	-	-	(8,454)	-	69,763	-
	610,346	**342,202**	**-**	**(42,655)**	**(344,429)**	**-**	**-**	**565,464**
	9,495,460	**559,203**	**(601,471)**	**(68,236)**	**3,078**	**754,557**	**-**	**10,142,591**

(a) Reclassification to Assets classified as held for sale (Note 41).

Consolidated	Balance as of January 1, 2020	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2020
In service						
Reservoirs, dams and aqueducts	3,676,692	-	(195,062)	-	(239)	3,481,391
Machinery and equipment	6,003,890	-	(431,088)	(86,550)	160,968	5,647,220
Buildings	908,024	-	(42,593)	(83)	7,227	872,575
Land	462,420	-	(10,617)	(2)	107	451,908
Vehicles and aircraft	3,084	-	(1,171)	(123)	102	1,892
Furniture and tools	7,949	-	(1,559)	(238)	664	6,816
(-) Impairment (18.5)	(961,177)	35,656	-	-	-	(925,521)
(-) Impairment Copel TEL	(81,322)	53,394	-	-	-	(27,928)
(-) Special Obligations	(43)	-	46	-	(254)	(251)
(-) Reclassification (a)	-	-	-	-	(622,988)	(622,988)
	10,019,517	**89,050**	**(682,044)**	**(86,996)**	**(454,413)**	**8,885,114**
In progress						
Cost	700,172	273,823	-	(8,126)	(170,053)	795,816
(-) Impairment (18.5)	(122,261)	1,953	-	-	-	(120,308)
(-) Impairment Copel TEL	(5,325)	1,472	-	-	-	(3,853)
(-) Reclassification (a)	-	-	-	-	(61,309)	(61,309)
	572,586	**277,248**	**-**	**(8,126)**	**(231,362)**	**610,346**
	10,592,103	**366,298**	**(682,044)**	**(95,122)**	**(685,775)**	**9,495,460**

(a) Reclassification to Assets classified as held for sale (Note 41).

18.3 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to share of interest of Copel GeT in consortiums are show below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	12.31.2021	12.31.2020
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,926	859,917
(-) Accumulated depreciation		3.43	(263,792)	(235,454)
In progress			20,527	24,827
			616,661	**649,290**
HPP Baixo Iguaçu	**30.0**			
In service			692,395	691,833
(-) Accumulated depreciation		3.29	(64,519)	(41,803)
In progress			56,027	50,114
			683,903	**700,144**
			1,300,564	**1,349,434**

18.4 Impairment of generation segment assets

Cash-generating units of the generation segment were tested for impairment based on previous evidence of impairment, assumptions representing the best estimates of the Company's management, the methodology provided for in Technical Pronouncement IAS 36 / CPC 01 (R1) and measurement of value in use.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company's current commercial conditions. The rate used to discount the cash flows was set and updated considering the WACC (Weighted Average Cost of Capital) methodology and CAPM (Capital Asset Pricing Model) methodology for the generation business, considering usual market parameters.

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows. In particular, 2020 and 2021 proved to be atypical years in terms of growth of the economic activity in the country and in the world, due to the Covid-19 pandemic and, consequently, due to measures to contain it, which directly had an impact on trade, industry and services.

A number of assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

The tests considered the following key assumptions:

- Growth compatible with historical data and perspective for the Brazilian economy growth;
- Updating specific after-tax discount rates for the segment tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
- Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
- Expenses broken into cash generating units, projected in view of the budget approved by the Company;
- Updating of regulatory charges.

The Company considered all its generation projects as independent cash generating units.

The projects with impairment balances recorded at December 31, 2021 are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,489,116	(259,065)	(639,529)	1,590,522
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,024,841	(109,524)	(243,483)	671,834
	3,528,836	**(368,589)**	**(897,891)**	**2,262,356**

(a) Project under development

The table below shows the changes in the impairment for the year:

Consolidated	Balance as of January 1, 2020	*Impairment / Reversal*	Balance as of December 31, 2020	*Impairment / Reversal*	Balance as of December 31, 2021
In service					
UHE Colíder	(777,294)	94,101	(683,193)	43,664	(639,529)
Wind power complex Cutia	(54,104)	54,104	-	-	-
UEGA	-	(138,777)	(138,777)	138,777	-
Power plants in Paraná	(129,779)	26,228	(103,551)	32,571	(70,980)
	(961,177)	**35,656**	**(925,521)**	**215,012**	**(710,509)**
In progress					
Consórcio Tapajós	(14,464)	-	(14,464)	(415)	(14,879)
Power plants in Paraná	(107,797)	1,953	(105,844)	(66,659)	(172,503)
	(122,261)	**1,953**	**(120,308)**	**(67,074)**	**(187,382)**
	(1,083,438)	**37,609**	**(1,045,829)**	**147,938**	**(897,891)**

18.4.1 UHE Colíder

In December 2021, the calculation of value in use took into account the Company's assumptions and budgets and the discount rate after taxes of 5.77% p.a. (in 2020, 5.70% p.a.), which derives from the WACC methodology for the electricity generation segment. The revision in the expected sale of uncontracted energy offset the increase in operating costs and regulatory charges, reflecting the partial reversal of the impairment balance recognized in prior periods.

18.4.2 Wind farms

In December 2021, the calculation of value in use of wind power assets took into account the Company's assumptions and budgets and the discount rate after taxes of 7.65% p.a. (in 2020, 7.08% p.a.) which derives from the WACC methodology for the electric power generation segment, adjusted for the specific taxation condition of the projects. In particular, for the test of the Vilas Wind Complex, acquired at the end of 2021, the after-tax discount rate of 5.46% p.a. was adopted according to the financing contracted before the acquisition. Based on the calculations of the wind farms, it was verified that these assets are recoverable and that, therefore, there is no need to recognize impairment.

18.4.3 UEG Araucária

In December 2021, the calculation of the value in use considered the Company's assumptions and budgets, change of dispatch assumptions, updated of CVU and discount rate after taxes by 7.69% p.a. (in 2020, 7.87% p.a.), which derive from the WACC methodology for the electricity generation segment, plus additional risk associated with revenue variation. By reviewing the assumptions, the impairment recognized in previous periods were fully reversed, mainly in view of the increase in plant's demand as a result of the unfavorable hydrological conditions associated with the ONS operating policy to guarantee energy supply, including the restoration of the hydroelectric plant's reservoirs, which makes the UEG Araucária dispatch assumptions take place in a longer period than predicted in previous projections.

18.4.4 Figueira Thermoelectric Plant

In December 2021, the calculation of the value in use considered the Company's assumptions and budgets, the discount rate after taxes of 5.77% p.a. (in 2020, 5.70% p.a.), which derives from the WACC methodology for the electric power generation segment, the postponement of the start of the operation to April 2022 (in 2020 it was considered July 2021), changes in operating costs and remaining investment, review of the coal contract and review of the CCEE subsidy for the plant. By reviewing the set of assumptions, additional impairment was recognized in the period.

18.4.5 Other plants in Paraná:

In December 2021, the calculation of the value in use of generation assets in the State of Paraná considered the Company's assumptions and budgets, the discount rate after taxes at 5.77% p.a. (in 2020, 5.70% p.a.), which derives from the WACC methodology for the electric power generation segment, and the review of regulatory charges and operating costs that were offset by the review of the expected sale of uncontracted energy. By reviewing the set of assumptions, part of the impairment recognized in previous periods was reversed.

18.4.6 Cash-generating units that have no impairment

Plants that have no impairment have recoverable amount higher than the carrying amount of property, plant and equipment on December 31, 2021. The following table shows the percentage by which the recoverable amount ("RA") exceeds the carrying amount ("CA") of generation assets and also demonstrates the sensitivity analysis, increasing the discount rate by 5% and 10% to assess the risk of impairment of each plant.

Cash-generating units	Discount rate	RA/CA-1	RA/CA-1 (5% Variation)	RA/CA-1 (10% Variation)	*Impairment Risck*
Wind power Assets					
São Bento Complex (a)	7.65%	80.49%	75.81%	71.34%	-
Brisa I Complex (b)	7.65%	71.34%	66.64%	62.15%	-
Brisa II Complex (c)	7.65%	63.44%	58.25%	53.33%	-
Bento Miguel Complex (d)	7.65%	22.66%	18.74%	15.03%	-
Cutia Complex (e)	7.65%	16.56%	13.14%	9.89%	-
Jandaíra Complex (f)	7.65%	43.93%	36.66%	29.86%	-
Vilas Complex (g)	5.46%	46.30%	41.61%	37.15%	-
Thermal Assets					
UEG Araucária	7.69%	43.69%	41.11%	38.60%	-
Hydric Assets					
Foz do Areia	5.77%	56.43%	55.65%	54.88%	-
Segredo	5.77%	117.89%	114.23%	110.66%	-
Caxias	5.77%	101.02%	97.38%	93.84%	-
Guaricana	5.77%	27.39%	26.01%	24.66%	-
Chaminé	5.77%	51.69%	50.02%	48.37%	-
Apucaraninha	5.77%	35.88%	34.46%	33.06%	-
Chopim I	5.77%	0.00%	25.08%	21.87%	-
Mauá	5.77%	92.51%	87.73%	83.13%	-
Marumbi	5.77%	30.74%	27.70%	24.78%	-
Cavernoso	5.77%	269.53%	261.06%	252.82%	-
Cavernoso II	5.77%	18.04%	14.95%	11.99%	-
Bela Vista	7.65%	40.42%	35.24%	30.37%	-
Elejor	6.00%	15.27%	13.16%	11.11%	-

(a) Contemplates the GE Boa Vista, GE Farol, GE Olho D'Água e GE São Bento do Norte wind farms.
(b) Contemplates the Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c) Contemplates the Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d) Contemplates the São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e) Contemplates the Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f) Contemplates the Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g) Contemplates the Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.

18.5 New plants under construction

18.5.1 SHPP Bela Vista

With estimated investment of R$224,673, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.4 MW average, was built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the State of Paraná.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW average in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

The works started in August 2019, with the entry into commercial operation of the first and second and third generation units on June 12, 2021, July 10, 2021 and August 15, 2021 respectively. The entry into commercial operation of the fourth unit is scheduled for the first half of 2022.

18.5.2 Jandaíra Wind Complex

With estimated investment of R$411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW average, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW average in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, civil works began in the first week of January 2021, and the wind farm is expected to start operating between May and July 2022, on a phased basis, by wind turbine.

18.6 Depreciation rates

Depreciation rates (%)	12.31.2021	12.31.2020
Average generation segment rates (Note 18.8.1)		
General equipment	6.25	6.26
Machinery and equipment	3.68	3.39
Generations	3.42	3.73
Reservoirs, dams and ducts	2.56	2.68
Hydraulic turbines	2.90	2.93
Gas and steam turbines	-	2.00
Water cooling and treatment	4.00	4.00
Gas conditioner	4.00	4.00
Wind power plant unit	4.98	4.94
Buildings	3.15	3.15
Average rates for central government assets		
Buildings	3.33	3.35
Machinery and office equipment	6.27	6.25
Furniture and fixtures	6.30	6.25
Vehicles	14.29	14.29

In 2021, the Company's Management reassessed the estimated useful lives of assets in the generation segment, mainly for the effects of the hydrological risk renegotiation - GSF (Note 1 - b). The changes were treated prospectively as of October 2021, including the depreciation quota for this year, together with the amortization of the intangible asset recognized on 09.30.2021, in the amount of R$50,880. Additionally, they will include, on average, the amounts of R$203,517 in 2022, R$205,180 in 2023, R$210,098 in 2024, and R$82,725 from 2025 to 2033.

18.6.1 Assets with depreciation rates limited to the concession term

The assets of the original project of the Mauá, Colíder, Baixo Iguaçu, Cavernoso II and SHPP Bela Vista plants, of Copel GeT, and of the Santa Clara and Fundão plants, of Elejor, are considered by the Granting Authority, without full guarantee of indemnification for their residual value at the end of the concession term. This interpretation is based on the Concessions Law No. 8,987/1995 and Decree No. 2,003/1996, which regulate the generation of electricity by independent generators. Accordingly, from the entry into operation of these assets, including land, depreciation is recognized at the highest rate among that determined by the useful lives of the assets or the rate calculated based on the concession period.

As provided for in the concession contracts, subsequent investments not foreseen in the original project, as long as approved by the Granting Authority and not yet amortized, will be indemnified at the end of the concession period and depreciated at the rates established by the useful lives of the assets, as from the date of their entry in operation.

19. Intangible assets

Consolidated	12.31.2021	12.31.2020
Concession agreement - distribution of electricity (19.1)	6,596,184	6,203,387
Generation concession agreements/ authorization (19.2)	2,473,858	553,840
Concession agreement - piped gas distribution (19.3)	96,145	132,366
Others (19.4)	49,373	39,863
	9,215,560	**6,929,456**

Management did not identify evidence that would justify the need to recognize impairment of intangible assets in 2021 and 2020.

19.1 Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2020	**8,487,265**	**(2,783,579)**	**5,703,686**
Transfers from accounts receivable - concessions (Note 10.1)	99	-	99
Transfers from contract assets (Note 11.1)	1,016,482	(105,116)	911,366
Transfers to other receivables	(1,372)	-	(1,372)
Amortization of quotas - concession (a)	(485,677)	138,596	(347,081)
Amortization of quotas - PIS/Pasep and Cofins credits	(10,655)	-	(10,655)
Loss on disposal	(52,656)	-	(52,656)
Balance as of December 31, 2020	**8,953,486**	**(2,750,099)**	**6,203,387**
Transfers from accounts receivable - concessions (Note 10.1)	-	(8,385)	(8,385)
Transfers from contract assets (Note 11.1)	943,905	(122,346)	821,559
Transfers to other receivables	(3,563)	-	(3,563)
Quotas amortization - concession (a)	(522,525)	146,697	(375,828)
Quotas amortization - PIS/Pasep and Cofins credits	(10,363)	-	(10,363)
Loss on disposal	(30,623)	-	(30,623)
Balance as of December 31, 2021	**9,330,317**	**(2,734,133)**	**6,596,184**

(a) Amortization during the concession period after the transfer to intangible assets in service of useful liFe of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

19.2 Generation concession agreements

Consolidated	Concession contract (a)		Concession and authorization	
	in service	in progress	rights/ technical goodwill	Total
Balance as of January 1, 2020	**209,467**	-	**373,204**	**582,671**
ANEEL grant - use of public property	-	3,682	-	3,682
Amortization of quotas - concession and authorization (b)	(17,527)	-	(14,986)	(32,513)
Capitalizations for intangible in service	3,682	(3,682)		-
Balance as of December 31, 2020	**195,622**	-	**358,218**	**553,840**
Effect of acquisition of control of Vilas Complex (Note 1.2)	-	-	277,120	277,120
Technical goodwill arising from the business combination - Vilas Complex (Note 1.2)	-	-	94,221	94,221
ANEEL grant - use of public property	63,446	1,823	-	65,269
Qutoas amortization - concession and authorization (b)	(72,148)	-	(14,987)	(87,135)
Capitalizations for intangible in service	1,823	(1,823)	-	-
Hydrological Risk Renegotiation - GSF - Note 1-b	1,570,543	-	-	1,570,543
Balance as of December 31, 2021	**1,759,286**	-	**714,572**	**2,473,858**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

19.3 Piped gas distribution service concession

Consolidated	Total
Balance as of January 1, 2020	-
Transfers from accounts receivable - concessions (Note 10.2)	154,483
Transfers from contract assets (Note 11.2)	7,277
Amortization of quotas - concession	(29,243)
Loss on disposal	(151)
Balance as of December 31, 2020	**132,366**
Transfers from contract assets (Note 11.2)	3,398
Transfers from accounts receivable - concessions (Note 10.2)	(1,398)
Quotas amortization - concession	(38,221)
Balance as of December 31, 2021	**96,145**

The publication of Complementary Law 205/2017 brought a new interpretation regarding the expiration date of the Compagas concession, which generated a practice adjustment between the accounting records at Compagas, which maintained the expiration date provided for in the concession agreement as a basis, in 2024, and at Copel, which now considers the expiration date provided for by law, in 2019, as the basis for accounting. As of Complementary Law 227/2020, which determined that the expiration date should be in 2024, the difference generated by the practice adjustment made since December 2017 is recorded in intangible assets and will be amortized until the end of the concession.

19.4 Other intangible assets

Consolidated	in service	in progress	Total
Balance as of January 1, 2020	**31,620**	**14,634**	**46,254**
Acquisitions	128	10,863	10,991
Transfers from property, plant and equipment	229	2,932	3,161
Capitalizations for intangible in service	7,136	(7,136)	-
Amortization of quotas (a)	(11,584)	-	(11,584)
Amortization of quotas - PIS/Pasep and Cofins credits	(13)	-	(13)
Loss on disposal	-	(4)	(4)
(-) Reclassification (b)	(8,307)	(635)	(8,942)
Balance as of December 31, 2020	**19,209**	**20,654**	**39,863**
Effect of acquisition of control of Vilas Complex	10,275	-	10,275
Acquisitions	-	10,375	10,375
Transfers from property, plant and equipment	986	482	1,468
Capitalizations for intangible in service	4,453	(4,453)	-
Quotas amortization (a)	(7,770)	-	(7,770)
Quotas amortization - PIS/Pasep and Cofins credits	(5)	-	(5)
Partial spin-off of assets	(5,047)	(526)	(5,573)
(-) Reclassification (b)	141	599	740
Balance as of December 31, 2021	**22,242**	**27,131**	**49,373**

(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 41).

20. Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Social security liabilities				
Taxes and social contribution	2,214	1,609	46,245	42,748
Social security charges on paid vacation and 13th salary	1,413	907	17,792	29,742
	3,627	**2,516**	**64,037**	**72,490**
Labor liabilities				
Vacation	4,656	2,978	107,471	100,175
Provisons for performance and profit sharing	14,455	11,263	364,701	483,110
Voluntary dismissal program	13,716	-	68,601	28,071
Other liabilities	-	2	-	200
	32,827	**14,243**	**540,773**	**611,556**
	36,454	**16,759**	**604,810**	**684,046**

21. Accounts Payable to Suppliers

Consolidated	12.31.2021	12.31.2020
Energy supplies	1,303,386	1,393,899
Materials and supplies	770,629	671,458
Natural gas for resale	60,121	38,574
Charges for use of grid system	576,848	332,521
	2,710,984	**2,436,452**
Current	**2,585,735**	**2,291,307**
Noncurrent	**125,249**	**145,145**

22. Loans and Financing

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	12.31.2021	12.31.2020
FOREIGN CURRENCY												
National Treasury Department (STN - *Secretaria do Tesouro Nacional*)												
Par Bond	Copel	Debt negotiation	Guarantees deposited (22.1).	05.20.1998	1	04.11.2024	Half-yearly	6.0% + 0.20%	6.0% + 0.20%	17,315	89,058	82,933
Discount Bond				05.20.1998	1	04.11.2024	Half-yearly	1.0625% + 0.20%	1.0625% + 0.20%	12,082	61,514	57,404
Total foreign currency											**150,572**	**140,337**
LOCAL CURRENCY												
Banco do Brasil												
CCB 306.401.381 (a)	Copel HOL	Working capital.	Cessão de créditos	07.21.2015	2	03.25.2023	Quarterly	135.00% of DI	145.46% of DI	640,005	641,207	640,177
											641,207	**640,177**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos*.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	9,580	11,496
3153-352		Acquisition of machinery, equipment and IT and automation equipment.	Assignment of trade notes receivable.	11.01.2016	36	12.15.2021	Monthly	5.5 % above TJLP	5.5 % above TJLP	1,156	-	165
											9,580	**11,661**
Banco do Nordeste do Brasil												
35202166127989	Jandaira I	Implementation of Jandaira complex wind.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	7,312	-
35202164527986	Jandaira II			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	56,421	18,424	-
35202162927987	Jandaira III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,158	21,645	-
35202160027984	Jandaira IV			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,421	22,058	-
35201915725525	Potiguar B141	Implementation of Vilas complex wind.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,136	94,781	-
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,213	94,809	-
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,136	94,453	-
35201910625534	Ventos de Vila Paraiba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323% p.y.	IPCA + 2.3323% p.y.	92,136	96,237	-
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865% p.y.	IPCA + 1.4865% p.y.	163,886	176,324	-
											626,043	-
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	72,109	83,936
											72,109	**83,936**

(a) Debt renegotiated in March 2021, with changes in the amortization dates and the amount of financial charges.
(1) - IPCA used in the calculation of interest and not in the update of the principal.

(continued)

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	12.31.2021	12.31.2020
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	72,109	83,935
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	14,431	17,756
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	36,593	41,405
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	680,413	748,083
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	8,758	10,069
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	18,151	20,280
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	10,822	12,171
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.5%	194,000	171,447	184,087
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	185,532	158,351
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	162,773	110,699
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	-	585
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	-	4,329
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	19,595	27,434
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	-	2
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	37,771	41,665
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	40,983	45,208
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	33,570	37,470
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	24,818	27,701
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	56,287	62,824
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	60,113	67,096
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	563,569	588,169
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	14,898	17,046
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	1,396	2,194
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	19,444	22,029
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	5,285	7,550
											2,238,758	2,338,138
Total local currency											3,587,697	3,073,912
										Gross debt	3,738,269	3,214,249
										(-) Transaction cost	(59,825)	(25,718)
										Net debt	3,678,444	3,188,531
										Current	579,770	717,677
										Noncurrent	3,098,674	2,470,854

DI - Interbank Deposit Rate

IPCA - Inflation Index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)

22.1 Collateral and Escrow deposits– STN

Recognition of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$84,163 (R$78,764 at December 31, 2020), and Discount Bond, in the amount of R$58,601 (R$54,757 at December 31, 2020) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, recognized pursuant to the Brazilian Financing Plan of 1992. According to Note 15.2, the loan was paid on March 10, 2022.

22.2 Breakdown of loans and financing by currency and index

Consolidated		12.31.2021	%	12.31.2020	%
Foreign currency - change in currencies in the period (%)					
U.S. Dollar	7.39	150,572	4.09	140,337	4.40
		150,572	**4.09**	**140,337**	**4.40**
Local currency - indexes at period end (%)					
TJLP	5.32	1,916,561	52.11	2,090,340	65.56
CDI	9.15	639,555	17.39	638,431	20.02
IPCA	10.06	935,900	25.44	270,749	8.49
Without indexer (annual fixed rate)	-	35,856	0.97	48,674	1.53
		3,527,872	**95.91**	**3,048,194**	**95.60**
		3,678,444	**100.00**	**3,188,531**	**100.00**

22.3 Maturity of noncurrent installments

	Parent Company			Consolidated		
12.31.2021	**Gross debt**	**(-) Transaction cost**	**Net debt**	**Gross debt**	**(-) Transaction cost**	**Net debt**
2023	320,003	(304)	319,699	565,417	(3,852)	561,565
2024	149,271	-	149,271	391,018	(3,554)	387,464
2025	-	-	-	239,612	(3,550)	236,062
2026	-	-	-	240,120	(3,553)	236,567
2027	-	-	-	240,037	(3,552)	236,485
After 2027	-	-	-	1,477,704	(37,173)	1,440,531
	469,274	**(304)**	**468,970**	**3,153,908**	**(55,234)**	**3,098,674**

22.4 Changes in loans and financing

Parent Company	Foreign currency	Local currency	Total
Balance as of January 1, 2020	**108,983**	**676,720**	**785,703**
Charges	6,928	22,849	29,777
Monetary and exchange variations	31,189	-	31,189
Amortization - principal	-	(38,500)	(38,500)
Payment - charges	(6,763)	(22,638)	(29,401)
Balance as of December 31, 2020	**140,337**	**638,431**	**778,768**
Charges	6,218	39,833	46,051
Monetary and exchange variations	10,266	-	10,266
Payment - charges	(6,249)	(38,709)	(44,958)
Balance as of December 31, 2021	**150,572**	**639,555**	**790,127**

Consolidated	Foreign currency	Local currency	Total
Balance as of January 1, 2020	**108,983**	**3,033,400**	**3,142,383**
Funding	-	263,000	263,000
Charges	6,928	176,337	183,265
Monetary and exchange variations	31,189	5,869	37,058
Amortization - principal	-	(253,700)	(253,700)
Payment - charges	(6,763)	(176,712)	(183,475)
Balance as of December 31, 2020	**140,337**	**3,048,194**	**3,188,531**
Effect of acquisition of control of Vilas Complex	-	514,272	514,272
Funding	-	134,313	134,313
(-) Transaction costs	-	(1,647)	(1,647)
Charges	6,218	191,398	197,616
Monetary and exchange variations	10,266	31,091	41,357
Amortization - principal	-	(202,577)	(202,577)
Payment - charges	(6,249)	(187,172)	(193,421)
Balance as of December 31, 2021	**150,572**	**3,527,872**	**3,678,444**

22.5 Covenants

The Company signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2021, all ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented below:

Company	Contract	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1,3
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4,0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1,3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1,3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1,2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1,3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1,3

Financing for businesses - Finem
(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

23. Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	12.31.2021	12.31.2020
Copel	7th	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	01.19.2018	2	01.19.2021	Half-yearly	119.0% of DI	125.18% of DI	600,000	-	303,101
	8th		Payment of the 6th issue of debentures and working capital increase		06.14.2019	1	06.14.2022	Half-yearly	106.0% of DI	110.93% of DI	500,000	502,400	500,475
Copel GeT	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	3	10.20.2022	Half-yearly	126.0% of DI	131.21% of DI	1,000,000	339,767	669,811
	4th		Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.		07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	690,311	1,010,625
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	284,483	322,110
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	825,358	807,793
	6th (2nd serie)		Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	237,650	215,265
	7th (1nd serie)		Reinforcement of the issuer's working capital; and (ii) the amortization and/or reimbursement of cash, of the principal portion of the debentures of each of the following issues of the issuer: (a) 3rd issue of the issuer and (b) 4th issue of the issuer .		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,148,216	-
	7th (2nd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Usina Gov. Bento Munhoz da Rocha Netto; implementation of the Assets of Lot "E", from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138% p.y.	IPCA + 6.1033% p.y.	366,637	374,658	-
Copel DIS	3rd	(a)	Working capital or used to make investments in the issuer.	Personal guarantee	10.20.2017	2	10.20.2022	Half-yearly	126.0% of DI	130.85% of DI	500,000	254,824	502,358
	4th		Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.		09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	684,185	1,011,796
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	584,489	529,349
	5th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		11.15.2019	2	11.15.2022	Half-yearly	DI + spread 1.45%	CDI + 1.65%	350,000	177,187	351,479
	6th (1nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		06.16.2021	2	06.15.2026	Half-yearly	CDI + spread 1.95%	CDI + 2.02%	1,000,000	1,005,102	-
	6th (2nd serie)		Reinforcement of working capital and recomposition of cash by the final amortization of the 2nd issue of debentures.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	529,366	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	100,240	109,677
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	131,630	130,449
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	370,903	353,166
Compagás	2nd	(e)	Fund investment plan of the issuer.	Floating	04.15.2016	54	12.15.2021	Quarterly	TJLP + 2.17%	TJLP + 2.17%	33,620	-	3,000
						0			SELIC + 2.17%	SELIC + 2.17%	-	-	2,890
	3rd	(f)	Issuer's investment plan fund.	Real	12.17.2019	18	06.28.2021	Monthly	DI + spread 0.88	5.68%	43,000	-	14,475
											Gross debt	8,240,769	8,837,819
											(-) Transaction cost	(93,162)	(80,338)
											Net debt	8,147,617	8,757,481
											Current	2,144,485	1,881,411
											Noncurrent	6,003,132	4,876,070

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476.
Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus e Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple registered debentures, single series, with private issue and exclusive placement by BNDESPAR. Guarantor: Compagás. Trustee: BNDES Participações S.A. BNDESPAR.
(f) Simple and registered debentures, with a single series, in private issue, with public distribution of restricted efforts. Guarantor: Compagás. Trustee: Simplific Pavarini DTVM Ltda.

23.1 Maturity of noncurrent installments

			Consolidated
12.31.2021	Gross debt	(-) Transaction cost	Net debt
2023	1,183,452	(16,356)	1,167,096
2024	514,671	(11,296)	503,375
2025	1,617,055	(9,610)	1,607,445
2026	1,324,561	(7,473)	1,317,088
2027	253,651	(6,328)	247,323
After 2027	1,179,645	(18,840)	1,160,805
	6,073,035	**(69,903)**	**6,003,132**

23.2 Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2020	**1,112,721**	**8,429,710**
Charges and monetary variations	28,854	453,951
Amortization - principal	(300,000)	(1,046,295)
Payment - charges	(40,286)	(422,295)
Reclassification (a)	-	(657,590)
Balance as of December 31, 2020	**801,289**	**6,757,481**
Funding	-	3,000,000
(-) Transaction costs	-	(35,030)
Charges and monetary variations	25,232	658,653
Amortization - principal	(300,000)	(1,852,048)
Payment - charges	(24,805)	(361,073)
Reclassification (a)	-	(20,366)
Balance as of December 31, 2021	**501,716**	**8,147,617**

23.3 Covenants

Copel issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

As of December 31, 2021, all ratios and covenants have been fully met.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contract	Annual financial ratio	Limit
Copel	7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3,5 ≥ 1,5
Copel GeT	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures		
Copel DIS	3rd issue of Debentures 4th issue of Debentures 5th issue of Debentures 6th issue of Debentures		
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1,3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1,2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A.

24. Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

24.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

24.2 Healthcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

24.3 Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Pension plans	12	13	965	1,124
Healthcare plans	14,139	10,142	1,294,209	1,492,490
	14,151	**10,155**	**1,295,174**	**1,493,614**
Current	**229**	**226**	**68,836**	**69,231**
Noncurrent	**13,922**	**9,929**	**1,226,338**	**1,424,383**

Amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Employees				
Pension plans	1,301	575	59,052	57,977
Healthcare plan - post employment	958	769	116,504	94,349
Healthcare plan - active employees	1,427	988	71,795	75,192
	3,686	**2,332**	**247,351**	**227,518**
Management				
Pension plans	348	226	1,300	977
Healthcare plan	31	62	122	139
	379	**288**	**1,422**	**1,116**
	4,065	**2,620**	**248,773**	**228,634**

24.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2020	**9,036**	**1,194,936**
Appropriation of actuarial calculation	769	94,349
Appropriation of pension and healthcare contributions	4,732	130,129
Adjustment related to actuarial loss	779	271,343
Amortizations	(5,161)	(197,143)
Balance as of December 31, 2020	**10,155**	**1,493,614**
Appropriation of actuarial calculation	958	116,504
Appropriation of pension and healthcare contributions	6,402	130,308
Adjustment related to actuarial gains (loss)	3,257	(246,626)
Amortizations	(6,621)	(198,626)
Balance as of December 31, 2021	**14,151**	**1,295,174**

24.5 Actuarial valuation in accordance with CPC 33 (R1) /IAS 19

24.5.1 Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2021 and 2020 are shown below:

Consolidated		2021		2020
	Real	Nominal	Real	Nominal
Economic				
Inflation p.y.	-	5.50%	-	4.00%
Expected rate of discount/return p.y.				
Unified Plan - Defined Benefit	5.20%	10.99%	2.85%	6.96%
Unified Plan - Balance	5.20%	10.99%	3.20%	7.33%
Plan III	5.30%	11.09%	3.40%	7.54%
Assistance Plan	5.30%	11.09%	3.20%	7.33%
Salary growth/medical costs				
Unified Plan p.y.	0.00%	5.50%	0.00%	4.00%
Plan III p.y.	1.00%	6.56%	1.00%	5.04%
Assistance Plan - Aging Factor	5.80%	-	4.60%	-
Demographic				
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benef it vested		TASA 1927		TASA 1927

24.5.2 Number of participants and beneficiaries

Consolidated				Social Security Plans		
		Unified Plan		Plan III		Assistance Plan
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Number of active participants	18	22	6,645	7,401	6,276	6,546
Number of Inactive participants	4,229	4,274	5,018	4,646	8,910	9,032
Number of dependent people	-	-	-	-	21,621	21,716
Total	**4,247**	**4,296**	**11,663**	**12,047**	**36,807**	**37,294**

24.5.3 Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

The average age of inactive participants of the healthcare and pension plans of the Company is 67.85 and 67.54 years, respectively.

Consolidated	Unified Plan	Plan III
As of December 31, 2021		
Retired participants	11.60	23.47
Pensioner participants	13.22	27.02
As of December 31, 2020		
Retired participants	12.38	23.16
Pensioner participants	14.07	24.98

24.5.4 Actuarial evaluation

Based on the revision of the assumptions, the amounts of the Unified Plan and Plan III as of December 31, 2021 totaled surplus of R$653,654 and R$10,111 (R$807,444 and R$285,057, respectively as of December 31, 2020). Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2021, reflecting any right to reduce contributions, refund of surplus or other amounts.

Consolidated	Unified Plan	Plan III	Assistance Plan	12.31.2021	12.31.2020
Total liabilities or partially covered	6,145,601	3,337,093	1,491,118	10,973,812	11,820,184
Fair value of the plan assets	(6,799,255)	(3,347,204)	(196,909)	(10,343,368)	(11,420,196)
Plan coverage status	**(653,654)**	**(10,111)**	**1,294,209**	**630,444**	**399,988**
Unrecognized asset	653,654	10,111	-	663,765	1,092,501
	-	**-**	**1,294,209**	**1,294,209**	**1,492,489**

The Company adjusted their assistance liabilities through the actuarial report issued on December 31, 2021, as presented in the Statements of Comprehensive Income.

24.5.5 Changes in actuarial liabilities

Consolidated	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2020	**6,638,462**	**3,046,536**	**1,389,610**
Cost of services	578	2,018	20,854
Cost of interest	405,371	183,866	85,561
Benefits paid	(456,151)	(203,342)	(74)
Actuarial (gain) losses	172,564	315,645	218,686
Present value of net actuarial obligations as of December 31, 2020	**6,760,824**	**3,344,723**	**1,714,637**
Cost of services	252	2,006	7,368
Cost of interest	481,656	246,256	125,132
Benefits paid	(511,621)	(233,908)	-
Actuarial (gain) losses	(585,510)	(21,984)	(356,019)
Present value of net actuarial obligations as of December 31, 2021	**6,145,601**	**3,337,093**	**1,491,118**

24.5.6 Changes in actuarial assets

Consolidated	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2020	**7,546,756**	**3,137,754**	**196,211**
Return estimated for assets	607,252	224,591	16,474
Contributions and distributions	23,919	136,708	-
Benefits paid	(456,151)	(203,341)	-
Actuarial gain (losses)	(153,508)	334,068	9,463
Fair value of the Plan's assets as of December 31, 2020	**7,568,268**	**3,629,780**	**222,148**
Return estimated for assets	837,120	133,837	6,366
Contributions and distributions	26,661	136,730	-
Benefits paid	(511,621)	(233,908)	-
Actuarial gain (losses)	(1,121,173)	(319,235)	(31,605)
Fair value of the Plan's assets as of December 31, 2021	**6,799,255**	**3,347,204**	**196,909**

24.5.7 Estimated costs

The estimated net periodic plan costs (income) for 2022 for each plan are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan
Cost of current service	309	4,021	6,172
Estimated cost of interest	673,723	364,900	155,389
Expected return on plan assets	(725,888)	(363,906)	(21,269)
Expected employee contributions	(139)	(2,010)	-
Costs (income or loss)	**(51,995)**	**3,005**	**140,292**

24.5.8 Sensitivity Analysis

The following tables set out a sensitivity analysis, which shows the effect of a one percent increase or decrease in the assumed care costs, in the aggregate of the cost of service and cost of interest components and the accumulated post-employment benefit obligation.

Consolidated	Projected scenarios	
	Increase by 1%	Decrease in 1%
Sensitivity of long-term interest rate		
Impacts on the obligations of the pension	(931,718)	899,959
Impacts on the obligations of healthcare program	(265,494)	249,212
Sensitivity of growth rate of the medical costs		
Impacts on the obligations of healthcare program	100,689	(97,728)
Impact on cost of service for the following financial year of healthcare program	410	(398)
Sensitivity of the service cost		
Impacts on the obligations of the pension	413	(400)
Impacts on the obligations of healthcare program	1,081	(1,014)

24.5.9 Benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following fiscal years are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan	Total
2022	508,055	211,442	83,228	802,725
2023	482,445	201,321	83,279	767,045
2024	457,829	191,482	81,297	730,608
2025	434,348	181,975	78,059	694,382
2026	411,209	172,954	74,755	658,918
2027 a 2051	3,557,360	1,995,374	751,681	6,304,415

24.5.10 Asset allocation and investment strategy

The asset allocation for the Company pension and healthcare plans at the end of 2021 and the allocation goal for 2022, by asset category, are shown below:

Consolidated	Goal for 2022 (*)	2021
Fixed income	71.1%	69.6%
Variable income	10.0%	7.2%
Loans	1.2%	1.6%
Real estate	2.7%	5.8%
Investment structuring	10.2%	10.5%
Investments abroad	4.8%	5.3%
	100.0%	**100.0%**

(*) Target based on the total investment of each plan.

In addition, information on the allocation of assets of pension plans sponsored by the Company:

Consolidated		Unified Plan		Plan III
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	83.5%	43.0%	53.0%	22.0%
Variable income	3.0%	2.0%	12.0%	7.0%
Loans	0.5%	0.0%	3.0%	0.0%
Real estate	4.0%	0.0%	8.0%	0.0%
Investment structuring	6.0%	0.0%	16.0%	0.0%
Investments abroad	3.0%	0.0%	8.0%	0.0%

(*) Target 2021.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

24.5.11 Additional information

The Company made contributions to Plan III (variable contribution plan) for all active employees at December 31, 2021 and 2020, in the amounts of R$64,883 and R$67,515, respectively.

25. Sectorial Charges Payable

Consolidated	12.31.2021	12.31.2020
Energy Development Account - CDE	41,786	5,700
Global Reversal Reserve - RGR	8,834	12,446
Tariff flags	147,766	15,566
	198,386	**33,712**

26. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

Provisional Measure No. 998/2020, converted into Law No. 14,120/2021, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (PEE) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. Aneel Order No. 904/2021 determined the payments to CDE as from April 2021.

26.1 Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

Consolidated	Applied and not completed	Balance to be collected	Balance to apply	Balance as of 12.31.2021	Balance as of 12.31.2020
Research and Development - R&D					
FNDCT	-	7,584	-	7,584	8,085
MME	-	3,790	-	3,790	4,041
R&D	195,059	1,299	89,671	286,029	332,746
	195,059	**12,673**	**89,671**	**297,403**	**344,872**
Energy efficiency program - EEP					
Procel	-	19,883	-	19,883	5,855
EEP	94,290	2,574	212,947	309,811	314,284
	94,290	**22,457**	**212,947**	**329,694**	**320,139**
	289,349	**35,130**	**302,618**	**627,097**	**665,011**
			Circulante	**292,495**	**380,186**
			Não circulante	**334,602**	**284,825**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

26.2 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2020	**4,046**	**2,023**	**341,658**	**16,410**	**294,034**	**658,171**
Additions	37,427	18,716	37,426	10,181	40,724	144,474
Performance agreement	-	-	-	-	3,545	3,545
Interest rate (Note 34)	-	-	4,253	1,469	6,828	12,550
Payments	(33,388)	(16,698)	-	(21,589)	-	(71,675)
Concluded projects	-	-	(50,591)	-	(31,463)	(82,054)
Balance as of December 31, 2020	**8,085**	**4,041**	**332,746**	**5,855**	**314,284**	**665,011**
Additions	50,804	25,399	50,796	12,801	51,206	191,006
Performance agreement	-	-	-	-	3,010	3,010
Interest rate (Note 34)	-	-	3,664	1,227	9,923	14,814
Payments	(51,305)	(25,650)	(15,966)	-	(56,176)	(149,097)
Concluded projects	-	-	(85,211)	-	(12,436)	(97,647)
Balance as of December 31, 2021	**7,584**	**3,790**	**286,029**	**19,883**	**309,811**	**627,097**

27. Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	12.31.2021	12.31.2020
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	05.2047	5.65% p.y.	IPCA	20,495	17,213
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	27,376	25,075
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	8,595	7,841
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	2,894	3,299
HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	844,599	678,436
							903,959	**731,864**
						Current	**104,963**	**88,951**
						Noncurrent	**798,996**	**642,913**

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

27.1 Changes in accounts payable related to concessions

Balance as of January 1, 2020	**612,587**
Additions	3,682
Adjust to present value	(1,112)
Monetary variations	191,638
Payments	(74,931)
Balance as of December 31, 2020	**731,864**
Additions	65,269
Adjustment to present value	78,203
Monetary variations	117,053
Payments	(88,430)
Balance as of December 31, 2021	**903,959**

27.2 Uhes Fundão and Santa Clara

On September 30, 2021, Elejor filed the Term of Acceptance arising from Law No. 14,052/2020, Aneel Normative Resolution No. 895/2020 and Aneel Ratifying Resolution No. 2,932/2021, which deal with the renegotiation of the hydrological risk with extension of the UHE Santa Clara grant until May 10, 2040 and UHE Fundão until June 10, 2040, as detailed in NE 1(b). The present value of future payments of the UBP (Use of Public Property) for the extension period were recognized on this date.

27.3 Nominal value and present value of accounts payable related to concession

Consolidated	Nominal value	Present value
2022	109,102	104,963
2023	109,102	93,198
2024	109,102	84,128
2025	108,347	75,371
After 2025	1,606,471	546,299
	2,042,124	**903,959**

28. Right-of-use asset and lease liability

28.1 Right-of-use asset

Consolidated	Balance as of January 1, 2021	Additions	Remeasurement adjustment	Amorti-zation	Loss on disposal	Reclassification /Others (a)	Balance as of December 31, 2021
Real estate	23,384	87,921	10,748	(10,053)	(13,079)	22,008	120,929
Vehicles	90,316	7,920	2,255	(33,000)	(142)	484	67,833
Equipment	18,821	2,424	612	(6,695)	(1,239)	1,371	15,294
	132,521	**98,265**	**13,615**	**(49,748)**	**(14,460)**	**23,863**	**204,056**

(a) Reclassification to Assets classified as held for sale (Note 41) and effect of business combination (Note 1.2)

Consolidated	Balance as of January 1, 2020	Additions	Remeasurement adjustment	Amortization	Loss on disposal	Reclassi-fication (a)	Balance as of December 31, 2020
Real estate	40,155	5,319	75	(18,433)	(2,551)	(1,181)	23,384
Vehicles	46,400	79,455	1,331	(28,176)	-	(8,694)	90,316
Equipment	6,276	18,797	-	(4,880)	-	(1,372)	18,821
	92,831	**103,571**	**1,406**	**(51,489)**	**(2,551)**	**(11,247)**	**132,521**

(a) Reclassification to Assets classified as held for sale (Note 41).

28.2 Lease liability

28.2.1 Changes in lease liability

	Parent Company	Consolidated
Balance as of January 1, 2020	**283**	**96,604**
Additions	1,026	103,571
Remeasurement adjustment	7	1,406
Charges	53	10,528
Amortization - principal	(329)	(51,761)
Payment - charges	(54)	(7,577)
Loss on disposal	-	(2,670)
Reclassification (a)	-	(11,740)
Balance as of December 31, 2020	**986**	**138,361**
Effect of acquisition of control of Vilas Complex	-	22,381
Additions	2,648	98,265
Remeasurement adjustment	26	13,615
Charges	236	13,459
Amortization - principal	(317)	(53,120)
Payment - charges	(236)	(7,145)
Loss on disposal	(85)	(14,799)
Reclassification (a)	-	1,717
Balance as of December 31, 2021	**3,258**	**212,734**
Current	**301**	**47,240**
Noncurrent	**2,957**	**165,494**

(a) Reclassification to Assets classified as held for sale (Note 41).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 10.53% p.a.

28.2.2 Maturity of noncurrent installments

2023	38,090
2024	29,388
2025	12,293
2026	11,235
2027	6,871
After 2027	124,164
Undiscounted amounts	**222,041**
Embedded interest	(56,547)
Lease liabilities balance	**165,494**

28.2.3 Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

Cash Flows	Nominal value	Present value
Lease consideration	356,050	212,734
Potencial Pis/Cofins	**25,772**	**16,222**

28.3 Impact of forecast inflation on discounted cash flows

In accordance with IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	212,734	258,038	21.30%
Right to use assets	204,056	241,514	18.36%
Financial expense	12,687	17,099	34.78%
Amortization expense	46,468	52,274	12.49%

28.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	12.31.2021
Commitments from leases and rents	7,662	34,146	162,157	203,965

28.5 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 12.31.2021
Facilities sharing	1,031	4,122	16,546	21,699

29. Other Accounts Payable

Consolidated		12.31.2021	12.31.2020
Fair value in the purchase and sale of power (Note 36.2.12)		545,468	343,406
Generation deviation - wind projects (Note 36.2.11)		108,031	94,089
Investment acquisition		46,361	14,169
Payments/returns to consumers		45,579	49,401
Pledges in guarantee		35,285	16,409
Obligations to customers in gas sales operations (a)		35,130	29,508
Aneel Order No. 084/2017 provision		34,113	29,174
Public lighting rate collected		32,895	48,188
Financial offset for the use of water resources		12,066	9,799
Other liabilities		75,364	71,143
		970,292	**705,286**
	Current	**370,383**	**235,400**
	Noncurrent	**599,909**	**469,886**

(a) Refers to amounts paid for the purchase of contracted gas volumes not yet taken by customers.

30. Provisions for Legal Claims and Contingent Liabilities

The Company are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11, are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

30.1 Change in provision for legal claims

Parent company	Balance as of		Income		Balance as of
	January 1, 2021	Additions	Reversals	Settlements	December 31, 2021
Tax					
Cofins	107,148	4,123	(1,212)	-	110,059
Others	29,405	4,744	-	-	34,149
	136,553	**8,867**	**(1,212)**	**-**	**144,208**
Labor	**2,466**	**688**	**(336)**	**(381)**	**2,437**
Employee benefits	**-**	**587**	**-**	**-**	**587**
Civil	**163,940**	**38,445**	**-**	**(27,029)**	**175,356**
Regulatory	**21,373**	**3,801**	**-**	**-**	**25,174**
	324,332	**52,388**	**(1,548)**	**(27,410)**	**347,762**

Parent company	Balance as of January 1, 2020	Income Additions	Income Reversals	Settlements	Balance as of December 31, 2020
Tax					
Cofins	104,284	2,864	-	-	107,148
Others	30,744	45,039	(46,378)	-	29,405
	135,028	**47,903**	**(46,378)**	**-**	**136,553**
Labor	**1,957**	**780**	**-**	**(271)**	**2,466**
Civil	**150,529**	**13,411**	**-**	**-**	**163,940**
Regulatory	**17,357**	**4,016**	**-**	**-**	**21,373**
	304,871	**66,110**	**(46,378)**	**(271)**	**324,332**

Consolidated	Balances as of January 1, 2021	Income: Provision for litigations Additions	Income: Provision for litigations Reversals	Income: Construction cost Additions	Additions to assets	Settlements	Transfers/ Others (a)	Balances as of December, 31 2021
Tax								
Cofins	107,148	4,123	(1,212)	-	-	-	-	110,059
Others	66,725	10,046	(205)	-	-	(127)	(5,383)	71,056
	173,873	**14,169**	**(1,417)**	-	-	**(127)**	**(5,383)**	**181,115**
Labors	**596,248**	**94,845**	**(21,647)**	-	-	**(105,777)**	**6,087**	**569,756**
Employee benefits	**52,401**	**4,685**	**(19,623)**	-	-	**(761)**	**446**	**37,148**
Civil								
Civil and administrative claims	387,895	129,730	(9,218)	-	-	(74,989)	19	433,437
Easements	111,553	1,616	-	15,702	36,771	(27,573)	-	138,069
Expropriations and property	133,888	680	(15,031)	(7,268)	12,943	(184)	-	125,028
Customers	3,973	895	(706)	-	-	(407)	-	3,755
Environmental	7,174	4,992	(4,964)	-	-	-	(1,300)	5,902
	644,483	**137,913**	**(29,919)**	**8,434**	**49,714**	**(103,153)**	**(1,281)**	**706,191**
Regulatory	**88,699**	**20,694**	**(5,971)**	-	-	**(267)**	-	**103,155**
	1,555,704	**272,306**	**(78,577)**	**8,434**	**49,714**	**(210,085)**	**(131)**	**1,597,365**

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

Consolidated	Balances as of January 1, 2020	Income: Provision for litigations Additions	Income: Provision for litigations Reversals	Income: Construction cost Additions	Additions to assets	Settlements	Transfers/ Others (a)	Balances as of December 31, 2020
Tax								
Cofins	104,284	2,864	-	-	-	-	-	107,148
Others	71,506	47,949	(49,381)	-	-	(244)	(3,105)	66,725
	175,790	**50,813**	**(49,381)**	-	-	**(244)**	**(3,105)**	**173,873**
Labors	**673,062**	**102,315**	**(4,297)**	-	-	**(145,228)**	**(29,604)**	**596,248**
Employee benefits	**86,297**	**11,439**	**(43,524)**	-	-	**(783)**	**(1,028)**	**52,401**
Civil								
Civil and administrative claims	336,962	94,500	(20,581)	-	-	(22,452)	(534)	387,895
Easements	127,010	286	(543)	(13,748)	667	(2,119)	-	111,553
Expropriations and property	118,757	4,634	(1,217)	6,673	5,202	(161)	-	133,888
Customers	4,956	299	(1,275)	-	-	(7)	-	3,973
Environmental	4,071	3,108	(5)	-	-	-	-	7,174
	591,756	**102,827**	**(23,621)**	**(7,075)**	**5,869**	**(24,739)**	**(534)**	**644,483**
Regulatory	**79,808**	**10,955**	**(1,033)**	-	-	**(1,031)**	-	**88,699**
	1,606,713	**278,349**	**(121,856)**	**(7,075)**	**5,869**	**(172,025)**	**(34,271)**	**1,555,704**

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

30.2 Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	110,059	107,148	7,914	6,554	110,059	107,148	7,914	6,554
INSS	Tax requirements related to the social security contribution.	29,813	29,405	107,840	100,165	29,813	29,405	107,840	100,165
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	-	-	45,602	44,866	1,721	-	77,058	84,027
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	-	-	-	-	-	-	43,346	97,404
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	-	-	-	-	-	-	118,981	98,459
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	170	3	83,536	73,094
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	4,336	-	6,404	8,138	39,352	37,317	122,314	116,920
		144,208	**136,553**	**167,760**	**159,723**	**181,115**	**173,873**	**560,989**	**576,623**
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**2,437**	**2,466**	**3,606**	**2,291**	**569,756**	**596,248**	**275,230**	**348,463**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	**587**	**-**	**-**	**-**	**37,148**	**52,401**	**3,524**	**9,210**
Regulatory									
Aneel Order nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	25,174	21,373	-	-	82,670	70,188	-	-
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	1,066,486	942,640
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	-	-	-	-	295,931	216,353
Other	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	20,485	18,511	38,099	-
		25,174	21,373	-	-	103,155	88,699	1,400,516	1,158,993

(to be continued)

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	79,092	50,330	68,104	41,258
Department of Roads and Roadworks	The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a lawsuit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature. The Company had an appealable decision in her favor.	-	-	-	-	-	-	-	95,669
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	165,158	125,719	670,704	510,543	165,158	125,719	670,704	510,543
PIS / COFINS credit on ICMS	Referring to estimated contingent liability, as per Management's judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 in order to improve the proposal to return these tax credits to consumers. Aneel's technical areas prepared a technical note to the Public Consultation, delimiting its scope to the economic-financial analysis, but without discussing the legal aspects. Within the scope of that Public Consultation and after receiving the contributions sent by the interested parties, on March 4, 2022, an Opinion was issued by the Federal Prosecutor's Office with Aneel, which answered questions formulated by the superintendencies of Aneel that evaluate the topic. The regulatory agency has not yet concluded its analysis within the scope of the Public Consultation and, so far, there is no final decision at the administrative level. The Company and its legal advisors evaluated the documents made available in Public Consultation 005/2021 and the Federal Prosecutor's Opinion, not identifying changes in its previous understanding on the matter, and await analysis by Aneel of their contributions in order to solidify this understanding and protect the Company's rights.	-	-	-	-	-	-	1,775,347	1,755,112
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	10,198	38,221	6,639	4,759	131,519	133,560	233,194	282,794
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants	-	-	-	-	57,663	82,146	65,888	38,127
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	-	-	-	-	138,075	110,652	29,100	26,001
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	93,679	86,207	184,305	138,341
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant.	-	-	-	-	31,348	44,775	-	45,196
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	3,755	3,920	3,964	3,768
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	-	-	-	-	5,902	7,174	206,647	180,068
		175,356	163,940	677,343	515,302	706,191	644,483	3,237,253	3,116,877
		347,762	324,332	848,709	677,316	1,597,365	1,555,704	5,477,512	5,210,166

31. Equity

31.1 Capital

Capital consists of common and preferred shares. Each common share entitles its holder to one vote in the general shareholders' meetings. Preferred shares have two classes "A" and "B" and have restricted voting rights as per § 7 of article 5 of the Bylaws.

According to Article 17 and following paragraphs of Federal Law No. 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

Class "A" preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares.

Class "B" preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company's Bylaws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class "A" shares.

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company's Bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

In 2021, the Company implemented the UNITs Program, which consists of the formation of Share Deposit Certificates, or UNITs, comprising one common share (CPLE3) and four class "B" preferred shares (CPLE6). The program was approved by Copel's Board of Directors on April 23, 2021 and its operations started on April 26, 2021 in the Brazilian market.

On December 31, 2021, paid in capital is R$10,800,000 (R$10,800,000 as of December 31, 2020). It includes shares (with no par value) and the main shareholders are presented below:

							Number of shares in units	
Shareholders	Common		Class "A" Preferred		Class "B" preferred		Total	
	number of share	%	number of share	%	number of share	%	number of share	%
State of Paraná	734,304,512	69.66	-	-	115,969,784	6.91	850,274,296	31.07
BNDES	131,161,562	12.44	-	-	524,646,248	31.24	655,807,810	23.96
Eletrobras	15,307,740	1.45	-	-	-	-	15,307,740	0.56
Free float:								
B3	126,653,784	12.02	661,760	21.16	863,944,649	51.44	991,260,193	36.23
NYSE	43,115,100	4.09	-	-	172,460,400	10.27	215,575,500	7.88
Latibex	228,667	0.02	-	-	1,782,043	0.11	2,010,710	0.07
City Halls	1,783,930	0.17	93,260	2.98	34,710	-	1,911,900	0.07
Other shareholders	1,535,165	0.15	2,372,980	75.86	497,456	0.03	4,405,601	0.16
	1,054,090,460	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**2,736,553,750**	**100.00**

31.2 Equity valuation adjustments

Fair values of fixed assets – deemed costs – were recognized on the first-time adoption of IFRS. The line item "Equity value adjustments" was the balancing item of this adjustment, net of deferred income tax and social contribution. The realization of such adjustments is recorded in the retained earnings line item, to the extent of the depreciation or possible disposal of the measured fixed assets.

Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item

	Parent company	Consolidated
Balance as of January 1, 2020	**591,927**	**591,927**
Actuarial liabilities		
Post employment benefits	(779)	(271,345)
Taxes on adjustments	265	92,190
Post employment benefits - equity in the parent company, net of taxes.	(178,434)	-
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(90,347)
Taxes on adjustments	-	30,717
Deemed cost of fixed assets - equity in the parent company, net of taxes.	(59,630)	-
Attributed to non-controlling interest	**-**	**207**
Balance as of December 31, 2020	**353,349**	**353,349**
Actuarial liabilities		
Post employment benefits	(3,257)	246,626
Taxes on adjustments (a)	1,107	(93,881)
Post employment benefits - equity in the earnings of investees, net of taxes.	154,751	-
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(70,569)
Taxes on adjustments	-	23,994
Deemed cost of fixed assets - equity in the parent company, net of taxes	(46,575)	-
Actuarial liability - investment realization	(33,205)	(33,205)
Attributed to non-controlling interest	**-**	**(144)**
Balance as of December 31, 2021	**426,170**	**426,170**

(a) Derecognition of deferred tax assets on actuarial liabilities of Copel SER because there is no reasonable certainty that sufficient future taxable income w ill be generated for its absorption.

31.3 Legal reserve and profit retention reserve

The amount of 5% of profit for the year is allocated to the legal reserve, before any other allocation, limited to 20% of capital.

The profit retention reserve is earmarked for covering the Company's investment program, according to Article 196 of Law No. 6,404/1976. It is funded by retaining the remaining profit or loss after setting up the legal reserve, interest on capital and dividends proposed.

31.4 Proposed dividend distribution

Parent Company	12.31.2021	12.31.2020
Calculation basis for dividends		
Net income for the year	4,952,573	3,904,202
Legal Reserve (5%)	(247,629)	(195,210)
Realization of equity evaluation adjustment	46,575	59,630
	4,751,519	**3,768,622**
Proposed dividends		
Interest on own capital - gross value (a)	522,809	807,500
Interim dividends (b)	1,197,003	-
Complement to reach the mandatory minimum	-	211,057
Additional proposed dividends	1,368,675	1,507,449
	3,088,487	**2,526,006**
Gross value of dividends per class of shares:		
Ordinary shares	1,120,747	1,278,126
Class "A" preferred shares	3,658	4,155
Class "B" preferred shares	1,964,082	1,243,725
Gross value of dividends per share:		
Ordinary shares	1.06323	0.88128
Class "A" preferred shares	1.16956	1.27172
Class "B" preferred shares	1.16956	0.96941
Gross value of dividends per share - Units (c)	5.74147	-

(a) R$239,636 approved by the Board of Directors on September 17/, 021, paid on November 30, 2021, and R$283,173 approved by the Board of Directors on December 8, 2021, with payment date to be defined at the AGM.

(b) Dividend approved by the Board of Directors on September 17, 2021, paid on November 30, 2021.

(c) The Units are made up of 1 Ordinary share and 4 Class "B" preferred shares.

In accordance with the legal and statutory provisions in effect, the basis for calculating mandatory dividends is obtained from net income, less the quota allocated to the legal reserve. However, Management has the practice of adding to the calculation basis the realization of the equity valuation adjustments, which is dealt with in item 28 of ICPC 10 - Interpretation on the Initial Application to Property, Plant and Equipment and CPC 27, 28, 37 e 43, in order to void the effect of the increase in depreciation expense arising from the adoption accounting standards, as well as CPC 27/IAS 16 - Property, Plant and Equipment. This procedure reflects the Company's shareholder remuneration policy, which will be practiced during the realization of the entire reserve for equity valuation adjustments.

31.5 Earnings per share - basic and diluted

Parent company	Continuing operations	Discontinued operations	Total 12.31.2021	Continuing operations	Discontinued operations	Total 12.31.2020
Basic and diluted numerator						
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:						
Common shares	1,417,379	482,241	1,899,620	1,935,144	40,607	1,975,751
Class "A" preferred shares	4,478	1,430	5,908	5,783	100	5,883
Class "B" preferred shares	2,345,340	701,705	3,047,045	1,883,054	39,514	1,922,568
	3,767,197	**1,185,376**	**4,952,573**	**3,823,981**	**80,221**	**3,904,202**
Basic and diluted denominator						
Weighted average of shares (in thousands):						
Common shares	1,176,755,935	1,176,755,935	1,176,755,935	1,450,310,800	1,450,310,800	1,450,310,800
Class "A" preferred shares	3,171,194	3,171,194	3,171,194	3,268,067	3,268,067	3,268,067
Class "B" preferred shares	1,556,626,621	1,556,626,621	1,556,626,621	1,282,974,883	1,282,974,883	1,282,974,883
	2,736,553,750	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders						
Common shares	1.20448	0.40981	1.61429	1.33430	0.02800	1.36229
Class "A" preferred shares	1.41173	0.45079	1.86252	1.76982	0.03080	1.80062
Class "B" preferred shares	1.50668	0.45079	1.95747	1.46773	0.03080	1.49852

32. Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenues 12.31.2021	Net revenues 12.31.2020
Electricity sales to final customers	12,296,456	(909,527)	(2,465,992)	(1,683,260)	-	**7,237,677**	**6,652,824**
Electricity sales to distributors	7,034,152	(885,904)	(22,121)	(74,273)	-	**6,051,854**	**3,779,830**
Use of the main distribution and transmission grid	10,088,231	(707,904)	(2,334,029)	(1,751,224)	-	**5,295,074**	**4,372,596**
Construction income	1,951,559	-	-	-	-	**1,951,559**	**1,414,067**
Fair value of assets from the indemnity for the concession	142,642	-	-	-	-	**142,642**	**57,341**
Distribution of piped gas	950,850	(75,357)	(162,710)	-	(516)	**712,267**	**502,655**
Sectorial financial assets and liabilities result	2,502,324	(231,465)	-	-	-	**2,270,859**	**676,939**
Other operating revenue	358,997	(29,556)	(93)	-	(6,993)	**322,355**	**366,434**
Recovery of Pis/Pasep and Cofins on ICMS	-	-	-	-	-	-	**810,563**
	35,325,211	**(2,839,713)**	**(4,984,945)**	**(3,508,757)**	**(7,509)**	**23,984,287**	**18,633,249**

32.1 Revenue by type and/or class of customers

Consolidated	12.31.2021	12.31.2020
Electricity sales to final customers	**12,296,456**	**9,524,897**
Residential	4,098,156	3,098,969
Industrial	1,230,945	970,638
Trade, services and other activities	2,202,475	1,701,260
Rural	873,560	613,419
Public entities	276,383	195,259
Public lighting	339,524	233,558
Public service	400,341	290,482
Free consumers	2,203,320	1,729,603
Donations and grants	671,752	691,709
Electricity sales to distributors	**7,034,152**	**4,330,982**
Bilateral contracts	2,390,859	2,386,929
Regulated contracts	1,026,124	916,377
Electric Energy Trade Chamber - CCEE	3,482,687	933,369
Effective interest - grant bônus (Note 10.3)	134,482	94,307
Use of the main distribution and transmission grid	**10,088,231**	**8,780,612**
Residential	3,011,507	2,788,725
Industrial	1,456,377	1,273,320
Trade, services and other activities	1,771,496	1,628,098
Rural	623,280	548,682
Public entities	205,247	180,814
Public lighting	213,433	205,904
Public service	214,501	195,597
Free consumers	1,440,922	1,164,020
Concessionaires and generators	79,493	61,720
Operating and maintenance income - O&M and interest income	1,071,975	733,732
Construction income	**1,951,559**	**1,414,067**
Power distribution service concession	1,700,889	1,154,488
Power gas distribution service concession	11,222	7,438
Power transmission concession (a)	239,448	252,141
Fair value of assets from the indemnity for the concession	**142,642**	**57,341**
Distribution of piped gas	**950,850**	**679,304**
Sectorial financial assets and liabilities result	**2,502,324**	**746,052**
Other operating revenue	**358,997**	**406,539**
Leasing and rent (32.2)	253,049	176,452
Fair value in the purchase and sale of power	-	137,463
Income from rendering of services	91,932	44,182
Other income	14,016	48,442
GROSS OPERATING REVENUE	**35,325,211**	**25,939,794**
(-) Pis/Pasep and Cofins	(2,839,713)	(2,038,541)
Recovery of Pis/Pasep and Cofins on ICMS (Note 13.2.1)	-	810,563
(-) ICMS (VAT)	(4,984,945)	(4,216,720)
(-) Service tax (ISSQN)	(7,509)	(4,504)
(-) Sectorial charges (32.3)	(3,508,757)	(1,857,343)
NET OPERATING REVENUE	**23,984,287**	**18,633,249**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 11.3

32.2 Leases and rentals

32.2.1 Revenue from leases and rentals

Consolidated	12.31.2021	12.31.2020
Equipment and structures	251,953	175,673
Facilities sharing	738	415
Real estate	358	364
	253,049	**176,452**

32.3 Regulatory charges

Consolidated	12.31.2021	12.31.2020
Energy Development Account - "CDE " - Power distribution service concession (32.3.1)	1,737,716	1,530,998
Other charges - rate flags	1,480,361	81,159
Research and development and energy efficiency - R&D and EEP	191,006	144,474
Global Reversion Reserve - RGR quota	44,372	62,057
Energy Development Account - "CDE " - Power transmission concession	42,973	27,315
Inspection fee	12,329	11,340
	3,508,757	**1,857,343**

32.3.1 Energy Development Account - CDE - power distribution concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, by average of a charge included in the tariffs. The Company makes payments for the "CDE USO" charge, intended to cover the CDE's objectives set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it.

As of June 2021, the Company started to pay monthly the quota related to CDE Covid Account in the amount of R$ 29,032, segregated between CDE Uso and CDE Energia. This charge, passed on in the tariff to consumers, is due by distribution concessionaires and licensees according to Order No. 939/2021 and has the purpose of amortizing the credit operation contracted by the CCEE in the management of the Covid Account, under the terms of Normative Resolution No. 885/2020.

The balance is as follows:

Resolutions	Period	12.31.2021
CDE USO		
Resolution No. 2,814/2020	January	163,843
Resolution No. 2,814/2021	February	157,766
Resolution No. 2,834/2021	March and April	277,844
Resolution No. 2,864/2021	May to December	935,037
Order No. 939/2021	June to December	107,009
		1,641,499
CDE ENERGIA		
Order No. 939/2021	June to December	96,217
		1,737,716

Resolutions	Period	12.31.2020
CDE USO		
Resolution No. 2,664/2019	January to December	1,531,713
(-) Preliminary injunctions	January to December	(715)
		1,530,998

32.4 Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS's 5th Periodic Tariff Review Cycle 2021 through Ratifying Resolution No. 2,886, dated June 22, 2021, authorizing average adjustment of 9.89% (0.41% in 2020) applied to consumers and whose application occurred in full to tariffs as from June 24, 2021. For high voltage consumers the average readjustment was 9.57% and for low voltage consumers it was 10.04%.

Copel Distribuição's net Regulatory Compensation Basis - BRR, in the 2021 Periodic Tariff Review, was ratified at R$8,362,118. The return on capital reached R$985,623, at a rate of 10.64% before taxes, and the Regulatory Reintegration Quota - QRR, which aims to restore the assets related to the provision of the service throughout its useful life, was R$438,786, average rate of 3.73%.

33. Operating Costs and Expense

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	12.31.2021
Electricity purchased for resale (33.1)	(9,503,743)	-	-	-	(9,503,743)
Charge of the main distribution and transmission grid	(2,501,641)	-	-	-	(2,501,641)
Personnel and management (33.2)	(1,011,191)	(12,526)	(527,140)	-	(1,550,857)
Pension and healthcare plans (Note 24.3)	(170,289)	(1,644)	(76,840)	-	(248,773)
Materials and supplies	(63,692)	(21)	(6,109)	-	(69,822)
Materials and supplies for power electricity	(1,854,948)	-	-	-	(1,854,948)
Natural gas and supplies for gas business	(506,065)	-	-	-	(506,065)
Third-party services (33.3)	(538,994)	(6,559)	(161,046)	-	(706,599)
Depreciation and amortization	(1,016,466)	(2)	(50,717)	(15,354)	(1,082,539)
Credit losses, provisions and reversals (33.4)	134,854	(181,023)	-	(194,618)	(240,787)
Construction cost (33.5)	(1,899,844)	-	-	-	(1,899,844)
Hydrological risk renegotiation (Note 1-b)	-	-	-	1,570,543	1,570,543
Other operating costs and expenses, net (33.6)	(187,618)	6,777	(102,709)	(25,938)	(309,488)
	(19,119,637)	**(194,998)**	**(924,561)**	**1,334,633**	**(18,904,563)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	12.31.2020
Electricity purchased for resale (33.1)	(6,829,530)	-	-	-	(6,829,530)
Charge of the main distribution and transmission grid	(1,525,567)	-	-	-	(1,525,567)
Personnel and management (33.2)	(1,143,323)	(12,567)	(446,005)	-	(1,601,895)
Pension and healthcare plans (Note 24.3)	(161,257)	(1,615)	(65,762)	-	(228,634)
Materials and supplies	(65,357)	(95)	(7,228)	-	(72,680)
Materials and supplies for power electricity	(404,496)	-	-	-	(404,496)
Natural gas and supplies for gas business	(354,701)	-	-	-	(354,701)
Third-party services (33.3)	(406,109)	(4,913)	(147,019)	-	(558,041)
Depreciation and amortization	(945,595)	-	(48,963)	(15,355)	(1,009,913)
Credit losses, provisions and reversals (33.4)	40,143	(128,466)	-	(148,971)	(237,294)
Construction cost (33.5)	(1,417,504)	-	-	-	(1,417,504)
Other operating costs and expenses, net (33.6)	(134,526)	(12,169)	(94,431)	(92,149)	(333,275)
	(13,347,822)	**(159,825)**	**(809,408)**	**(256,475)**	**(14,573,530)**

33.1 Electricity purchased for resale

Consolidated	12.31.2021	12.31.2020
Purchase of Energy in the Regulated Environment - CCEAR	3,872,427	3,107,956
Itaipu Binacional	1,787,691	1,766,058
Electric Energy Trade Chamber - CCEE	1,673,116	1,176,798
Bilateral contracts	2,578,241	1,087,439
Program for incentive to alternative energy sources - Proinfa	271,435	221,406
Micro and mini generators and repurchase of customers	360,371	161,324
Fair value in the purchase and sale of power	35,818	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(1,075,356)	(691,451)
	9,503,743	**6,829,530**

33.2 Personnel and management

		Parent company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Personnel				
Salaries and management fees	12,842	6,139	691,660	696,837
Social charges on payroll	4,270	2,019	227,381	227,485
Meal and education allowance	2,258	1,501	102,957	107,052
Voluntary retirement program	33,254	-	139,232	66,905
	52,624	**9,659**	**1,161,230**	**1,098,279**
Management				
Salaries and management fees	4,708	4,795	18,118	18,465
Social charges on payroll	1,062	714	3,832	3,233
Other expenses	87	82	254	237
	5,857	**5,591**	**22,204**	**21,935**
Provisions for performance and profit sharing of employees and administrators	**13,717**	**11,265**	**367,423**	**481,681**
	72,198	**26,515**	**1,550,857**	**1,601,895**

33.3 Third party services

Consolidated	12.31.2021	12.31.2020
Maintenance of electrical system	319,162	206,688
Maintenance of facilities	103,726	97,889
Communication, processing and transmission of data	64,772	42,244
Consumer service	60,205	54,713
Meter reading and bill delivery	52,831	48,895
Consulting and audit	38,832	41,043
Other services	67,071	66,569
	706,599	**558,041**

33.4 Credit losses, provisions and reversals

	Parent company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Provision for legal claims (a)	47,712	17,224	190,071	150,269
Impairment of assets				
Power generation concession contract (Note 10.4)	-	-	(2,604)	(10,502)
QNPR gas impairment (amount paid and not withdrawn) (b)	-	-	15,688	-
Property, plant and equipment - generation segment (Note 18.4)	-	-	(147,938)	(37,609)
Expected credit losses (Trade accounts and Other receivables)	-	-	181,023	128,466
Tax credits estimated losses	-	-	4,547	(1,298)
Provision for losses on equity interests	28,662	-	-	7,968
	76,374	**17,224**	**240,787**	**237,294**

(a) The variation in provisions for legal claims occurred due to the review of the assessment of the Company's legal advisors, mainly in civil claims. The details of the actions are shown in Note 30.

(b) The contracts between Petrobras and Compagas were offset by the volume of 55,770,890 m³, disregarding the difference in gas pricing between the contracts (NE 12.1). However, the parties have not reached a consensus to this date, and the amount of R$ 15,688 remains in dispute. In view of the compensation made by Petrobras and the uncertainty in the reimbursement of the difference in Brazilian reais of the referred Assignment, impairment was recorded for this amount until the end of the transaction.

33.5 Construction costs

Consolidated	12.31.2021	12.31.2020
Materials and supplies	1,088,808	781,807
Third party services	626,540	460,952
Personnel	155,182	140,108
Others (a)	29,314	34,637
	1,899,844	**1,417,504**

(a) The balance includes the reversal amount of provisions for legal claims, in the total amount of R$ 6,921.

33.6 Other operating costs and expenses, net

Consolidated	12.31.2021	12.31.2020
Financial offset for the use of water resources	85,545	63,841
Collection charge	50,371	49,903
Compensation	48,679	38,423
Taxes	43,308	37,847
Donations, contributions, grants, tax incentives (a)	41,152	22,136
Leasing and rent	21,067	9,705
Net losses (gains) in the decommissioning and disposal of assets	(61)	44,020
Advertising and publicity		
Associação das Emissoras de Radiodifusão do Paraná - AERP	11,400	11,455
Talento Olímpico Paranaense - TOP	4,750	4,750
Sponsorship	897	1,126
Publicity	11,953	9,598
Other net income, costs and expenses	(9,573)	40,471
	309,488	**333,275**

34. Financial Results

	Parent company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Financial income				
Arrears charges on bills	-	-	326,217	271,966
Interest and monetary variation of CRC transfer (Note 8.1)	255,777	341,964	255,777	341,964
Return on financial investments	50,949	893	163,888	80,704
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	35,902	20,168
Monetary variation over the Itaipu power purchase	-	-	30,043	42,729
Recognition of tax credit (Note 13.2.1)	-	-	21,640	944,549
Exchange variation on loan collateral	-	-	9,243	35,089
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 27.1)	-	-	5,373	2,322
Derivatives fair value - forward contract (Note 36.2.3 - b)	-	-	-	24,511
Other financial income	12,765	8,880	125,594	160,100
(-) Pis/Pasep and Cofins taxes on interes on capital	(14,682)	(16,252)	(41,628)	(84,434)
	304,809	**335,485**	**932,049**	**1,839,668**
(-) Financial expenses	-			
Monetary and exchange variation and debt charges	67,210	51,925	855,814	607,569
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 27.1)	-	-	200,629	192,848
Monetary variation over the Itaipu power purchase	-	-	58,814	75,478
PIS/Pasep/Cofins taxes on interest on capital	34,382	27,748	34,382	27,748
Derivatives fair value - forward contract (Note 36.2.3 - b)	-	-	20,401	-
Interest on R&D and EEP (Note 26.2)	-	-	14,814	12,550
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	3,744	62
Interest and monetary variation of CRC transfer (Note 8.1)	1,787	-	1,787	-
Other financial expenses	8,953	6,403	69,025	57,142
	112,332	**86,076**	**1,259,410**	**973,397**
Net	**192,477**	**249,409**	**(327,361)**	**866,271**

35. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-maker responsible for allocating funds and assessing performance.

35.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until December 31, 2021, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2021.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of these financial statements.

35.2 Company's reportable segments

The reportable segments of the Company, in accordance with IFRS 8, are:

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services. The segment was discontinued after the completion of the divestment process of Copel Telecomunicações, detailed in Note 41;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding Company (HOL) - its attribution is to participate in other companies.

35.3 Assets by reportable segment

ASSETS 12.31.2021	Electric Energy GET	 DIS	 COM	TEL	GAS	HOL	Reclassi-fications Note 41	Intersegment operations	Consolidated
TOTAL ASSETS	**24,844,335**	**20,804,701**	**1,519,017**	-	**827,901**	**3,243,736**	**(1,451,159)**	**(250,996)**	**49,537,535**
CURRENT ASSETS	**3,316,406**	**6,448,051**	**755,227**	-	**355,500**	**2,356,145**	**(652,886)**	**(1,388,571)**	**11,189,872**
NON-CURRENT ASSETS	**21,527,929**	**14,356,650**	**763,790**	-	**472,401**	**887,591**	**(798,273)**	**1,137,575**	**38,347,663**
Long term assets	6,639,545	7,664,328	757,873	-	362,649	694,197	(129,077)	(246,193)	15,743,322
Investments	2,887,272	540	-	-	-	154,322	-	-	3,042,134
Property, plant and equipment	10,123,352	-	305	-	-	18,934	(651,458)	651,458	10,142,591
Intangible assets	1,799,391	6,596,184	4,038	-	96,145	5,230	(8,202)	722,774	9,215,560
Right-of-use asset	78,369	95,598	1,574	-	13,607	14,908	(9,536)	9,536	204,056

ASSETS 12.31.2020	Electric Energy GET	 DIS	 COM	TEL	GAS	HOL	Reclassi-ficações NE nº 41	Intersegment operations	Consolidated
TOTAL ASSETS	**20,945,910**	**20,407,088**	**1,053,099**	**1,565,593**	**749,434**	**4,733,847**	**(1,230,546)**	**(1,439,761)**	**46,784,664**
CURRENT ASSETS	**3,137,219**	**6,198,414**	**390,695**	**666,654**	**245,028**	**2,543,995**	**(380,954)**	**(1,393,620)**	**11,407,431**
NON-CURRENT ASSETS	**17,808,691**	**14,208,674**	**662,404**	**898,939**	**504,406**	**2,189,852**	**(849,592)**	**(46,141)**	**35,377,233**
Long term assets	5,561,545	7,915,662	660,229	136,527	358,719	2,007,064	(110,834)	(438,633)	16,090,279
Investments	2,574,402	808	-	-	-	154,307	-	-	2,729,517
Property, plant and equipment	9,420,859	-	224	734,172	-	24,500	(716,924)	32,629	9,495,460
Intangible assets	223,222	6,203,387	1,833	16,993	132,366	2,379	(10,587)	359,863	6,929,456
Right-of-use asset	28,663	88,817	118	11,247	13,321	1,602	(11,247)	-	132,521

35.4 Statement of income by reportable segment

STATEMENT OF INCOME 12.31.2021	Electric Energy GET GER	 TRA	 DIS	 COM	TEL	GAS	HOL	Reclassi-fications Note 41	Inter-segment operations	Consolidated
NET OPERATING REVENUES	**6,185,468**	**1,541,080**	**14,836,392**	**4,536,414**	**243,611**	**783,277**	**40,478**	**(228,379)**	**(3,954,054)**	**23,984,287**
Net operating revenues - third-parties	3,823,917	1,181,374	14,785,432	3,395,592	228,379	757,494	40,478	(228,379)	-	23,984,287
Net operating revenues - between segments	2,361,551	359,706	50,960	1,140,822	15,232	25,783	-	-	(3,954,054)	-
OPERATING COSTS AND EXPENSES	**(3,312,461)**	**(457,137)**	**(13,669,382)**	**(4,478,439)**	**(222,883)**	**(654,643)**	**(246,871)**	**81,805**	**4,055,448**	**(18,904,563)**
Energy purchased for resale	(1,279,857)	-	(7,277,499)	(4,450,586)	-	-	-	-	3,504,199	(9,503,743)
Charges for use of the main transmission grid	(524,562)	-	(2,363,451)	-	-	-	-	-	386,372	(2,501,641)
Personnel and management	(281,498)	(167,041)	(905,338)	(18,568)	(39,365)	(39,121)	(99,926)	-	-	(1,550,857)
Pension and healthcare plans	(44,166)	(27,954)	(155,774)	(1,547)	(6,289)	(5,154)	(7,889)	-	-	(248,773)
Materials and supplies	(9,863)	(4,161)	(51,722)	(17)	(965)	(3,590)	(471)	965	2	(69,822)
Raw materials and supplies for generation	(1,878,815)	-	-	-	-	-	-	-	23,867	(1,854,948)
Natural gas and supplies for gas business	-	-	-	-	-	(506,065)	-	-	-	(506,065)
Third party services	(203,823)	(30,699)	(450,752)	(2,925)	(38,690)	(13,850)	(26,147)	38,690	21,597	(706,599)
Depreciation and amortization	(616,267)	(11,431)	(406,632)	(234)	(77,901)	(41,178)	(3,515)	1,893	72,726	(1,082,539)
Provision (reversal) for litigations	(25,238)	(9,151)	(89,662)	(295)	4,845	(15,510)	(50,215)	(4,845)	-	(190,071)
Impairment of assets	150,697	(155)	-	-	5,156	(15,688)	-	(5,156)	-	134,854
Other estimated losses, provisions and reversals	(1,975)	(3,498)	(182,197)	(511)	(8,612)	2,611	(28,662)	8,612	28,662	(185,570)
Construction cost	-	(187,733)	(1,700,889)	-	-	(11,222)	-	-	-	(1,899,844)
Hydrological Risk Renegotiation - GSF	1,570,543	-	-	-	-	-	-	-	-	1,570,543
Other operating costs and expenses, net	(167,637)	(15,314)	(85,466)	(3,756)	(61,062)	(5,876)	(30,046)	41,646	18,023	(309,488)
EQUITY IN EARNINGS OF INVESTEES	**16,596**	**339,774**	-	-	-	-	**9,944**	-	-	**366,314**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**2,889,603**	**1,423,717**	**1,167,010**	**57,975**	**20,728**	**128,634**	**(196,449)**	**(146,574)**	**101,394**	**5,446,038**
Financial income	128,461	19,542	457,697	14,151	19,183	19,422	313,617	(19,180)	(20,844)	932,049
Financial expenses	(506,541)	(160,961)	(391,228)	(211)	(44,928)	(9,605)	(211,708)	44,928	20,844	(1,259,410)
OPERATING PROFIT (LOSS)	**2,511,523**	**1,282,298**	**1,233,479**	**71,915**	**(5,017)**	**138,451**	**(94,540)**	**(120,826)**	**101,394**	**5,118,677**
Income tax and social contribution	(675,107)	(262,395)	(375,597)	(18,190)	(6,284)	(38,860)	93,879	47,648	(24,726)	(1,259,632)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**1,836,416**	**1,019,903**	**857,882**	**53,725**	**(11,301)**	**99,591**	**(661)**	**(73,178)**	**76,668**	**3,859,045**
Result of discontinued operations	-	-	-	-	-	-	1,116,379	73,178	-	1,189,557
NET INCOME (LOSS)	**1,836,416**	**1,019,903**	**857,882**	**53,725**	**(11,301)**	**99,591**	**1,115,718**	-	**76,668**	**5,048,602**

STATEMENT OF INCOME	Electric Energy				TEL	GAS	HOL	Reclassi-fications Note 41	Inter-segment operations	Consolidated
	GET									
12.31.2020	GER	TRA	DIS	COM						
NET OPERATING REVENUES	**4,030,979**	**1,186,215**	**12,363,459**	**386,634**	**535,206**	**2,420,657**	**-**	**(355,843)**	**(1,934,058)**	**18,633,249**
Net operating revenues - third-parties	2,599,807	875,240	12,312,047	355,845	522,328	2,323,825	-	(355,843)	-	18,633,249
Net operating revenues - between segments	1,431,172	310,975	51,412	30,789	12,878	96,832	-	-	(1,934,058)	-
OPERATING COSTS AND EXPENSES	**(2,348,409)**	**(536,968)**	**(10,674,981)**	**(363,673)**	**(452,495)**	**(2,262,053)**	**(107,059)**	**203,779**	**1,968,329**	**(14,573,530)**
Energy purchased for resale	(260,650)	-	(5,856,372)	-	-	(2,239,388)	-	-	1,526,880	(6,829,530)
Charges for use of the main transmission grid	(489,921)	-	(1,370,814)	-	-	-	-	-	335,168	(1,525,567)
Personnel and management	(277,905)	(168,828)	(994,037)	(82,817)	(35,998)	(15,007)	(27,303)	-	-	(1,601,895)
Pension and healthcare plans	(38,196)	(23,972)	(146,422)	(11,207)	(4,663)	(1,493)	(2,681)	-	-	(228,634)
Materials and supplies	(9,695)	(3,466)	(58,196)	(1,364)	(580)	(28)	(715)	1,364	-	(72,680)
Raw materials and supplies for generation	(415,405)	-	-	-	-	-	-	-	10,909	(404,496)
Natural gas and supplies for gas business	-	-	-	-	(354,701)	-	-	-	-	(354,701)
Third party services	(118,562)	(24,863)	(405,854)	(66,426)	(11,633)	(1,493)	(32,025)	66,426	36,389	(558,041)
Depreciation and amortization	(583,958)	(11,812)	(374,851)	(147,190)	(31,452)	(75)	(2,345)	107,497	34,273	(1,009,913)
Provision (reversal) for litigations	(53,216)	(24,529)	(55,118)	336	(85)	(62)	(17,259)	(336)	-	(150,269)
Impairment of assets	48,111	-	-	54,945	-	-	-	(54,945)	-	48,111
Other estimated losses, provisions and reversals	(5,930)	(4,149)	(123,980)	(18,088)	(238)	(839)	-	18,088	-	(135,136)
Construction cost	-	(255,578)	(1,154,488)	-	(7,438)	-	-	-	-	(1,417,504)
Other operating costs and expenses, net	(143,082)	(19,771)	(134,849)	(91,862)	(5,707)	(3,668)	(24,731)	65,685	24,710	(333,275)
EQUITY IN EARNINGS OF INVESTEES	**9,629**	**176,848**	**-**	**-**	**-**	**(93)**	**7,163**	**-**	**-**	**193,547**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,692,199**	**826,095**	**1,688,478**	**22,961**	**82,711**	**158,511**	**(99,896)**	**(152,064)**	**34,271**	**4,253,266**
Financial income	121,129	21,977	1,334,983	24,968	13,599	11,469	340,404	(24,939)	(3,922)	1,839,668
Financial expenses	(408,795)	(97,417)	(291,002)	(58,317)	(14,363)	(96)	(165,647)	58,317	3,923	(973,397)
OPERATING PROFIT (LOSS)	**1,404,533**	**750,655**	**2,732,459**	**(10,388)**	**81,947**	**169,884**	**74,861**	**(118,686)**	**34,272**	**5,119,537**
Income tax and social contribution	(337,564)	(149,962)	(878,278)	2,357	(22,967)	(57,947)	125,293	43,108	(9,405)	(1,285,365)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	**1,066,969**	**600,693**	**1,854,181**	**(8,031)**	**58,980**	**111,937**	**200,154**	**(75,578)**	**24,867**	**3,834,172**
Result of discontinued operations	-	-	-	-	-	-	-	75,578	-	75,578
NET INCOME (LOSS)	**1,066,969**	**600,693**	**1,854,181**	**(8,031)**	**58,980**	**111,937**	**200,154**	**-**	**24,867**	**3,909,750**

35.5 Additions to noncurrent assets by reportable segment

	Electric Energy			TEL	GAS	HOL	Consolidated
12.31.2021	GET	DIS	COM				
Contract assets	-	1,604,400	-	-	14,269	-	**1,618,669**
Property, plant and equipment	497,773	-	126	59,292	-	2,012	**559,203**
Intangible assets	5,607	-	2,300	179	-	2,289	**10,375**
Right-of-use asset	37,987	40,469	1,536	11,406	3,243	3,624	**98,265**

	Electric Energy			TEL	GAS	HOL	Consolidated
12.31.2020	GET	DIS	COM				
Contract assets	-	1,278,578	-	-	15,187	-	**1,293,765**
Property, plant and equipment	236,914	-	203	127,381	-	1,800	**366,298**
Intangible assets	7,397	-	1,741	808	-	1,045	**10,991**
Right-of-use asset	19,231	72,421	135	10,135	623	1,026	**103,571**

36. Financial Instruments

36.1 Categories and determination of fair value of financial instruments

Consolidated	Note	Level	Book value	Fair value	Book value	Fair value
				12.31.2021		12.31.2020
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	3,472,845	3,472,845	3,222,768	3,222,768
Bonds and securities (b)	6	1	14,571	14,571	751	751
Bonds and securities (b)	6	2	346,487	346,487	299,779	299,779
Accounts receivable - distribution concession (c)	10.1 and 10.2	3	1,433,734	1,433,734	1,149,934	1,149,934
Accounts receivable - generation concession (d)	10.4	3	102,220	102,220	81,202	81,202
Derivatives fair value - forward contracts (e)	12	3	2,907	2,907	23,308	23,308
Fair value in the purchase and sale of power (e)	12	3	855,775	855,775	689,531	689,531
Other temporary investments (f)		1	14,072	14,072	14,910	14,910
Other temporary investments (f)		2	5,913	5,913	7,475	7,475
			6,248,524	**6,248,524**	**5,489,658**	**5,489,658**
Amortized cost						
Collaterals and escrow accounts (a)			182	182	197	197
Collateral and escrow deposits - STN (g)	22.1		142,764	115,643	133,521	113,477
Trade accounts receivable (a)	7		4,515,426	4,515,426	3,819,680	3,819,680
CRC Transferred to the Paraná State Government (h)	8		-	-	1,392,624	1,496,016
Sectorial financial assets (a)	9		767,480	767,480	346,930	346,930
Accounts receivable - concessions - bonus from the grant (i)	10.3		730,851	828,673	671,204	763,070
			6,156,703	**6,227,404**	**6,364,156**	**6,539,370**
Total financial assets			**12,405,227**	**12,475,928**	**11,853,814**	**12,029,028**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (e)	29	3	545,468	545,468	343,406	343,406
			545,468	**545,468**	**343,406**	**343,406**
Amortized cost						
Sectorial financial liabilities (a)	9		293,179	293,179	188,709	188,709
Special Tax Regularization Program - Pert (g)	13.2		421,694	361,080	459,303	377,375
PIS and Cofins to be refunded to consumers (a)	13.2.1		3,326,795	3,326,795	3,927,823	3,927,823
Accounts payable to suppliers (a)	21		2,710,984	2,710,984	2,436,452	2,436,452
Loans and financing (g)	22		3,738,269	3,313,645	3,214,249	2,956,696
Debentures (j)	23		8,240,769	8,240,769	6,837,819	6,837,819
Accounts payable related to concession (k)	27		903,959	1,009,867	731,864	811,329
			19,635,649	**19,256,319**	**17,796,219**	**17,536,203**
Total financial liabilities			**20,181,117**	**19,801,787**	**18,139,625**	**17,879,609**

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective carrying values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government

c) The criteria are disclosed in Note 4.4 to these financial statements.

d) The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to these financial statements.

e) The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 to these financial statements.

f) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

g) The cost of the last issue of Copel's debentures, CDI + 1.38%, is used as a basic assumption for discount of the expected payment flows.

h) The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 3.87% p.a. plus the IPCA inflation index.

i) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).

j) Calculated from the Unit Price quotation (PU) for December 31, 2021, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.

k) Actual net discount rate of 8.75% p.a., in line with the Company's estimated rate for long-term projects.

36.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated **Exposure to credit risk**	**12.31.2021**	**12.31.2020**
Cash and cash equivalents (a)	3,472,845	3,222,768
Bonds and securities (a)	361,058	300,530
Pledges and restricted deposits linked (a)	142,946	133,718
Trade accounts receivable (b)	4,515,426	3,819,680
CRC Transferred to the Paraná State Government (c)	-	1,392,624
Sectorial financial assets (d)	767,480	346,930
Accounts receivable - distribution concession (e)	1,433,734	1,149,934
Accounts receivable - concessions - Bonus from the grant (f)	730,851	671,204
Accounts receivable - generation concessions (g)	102,220	81,202
Other temporary investments (h)	19,985	22,385
	11,546,545	**11,140,975**

a) The Company manages the credit risk of its assets in accordance with the Management's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management believes this credit risk is low because repayments are secured by resources from dividends.

d) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.

e) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.

f) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

g) For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, regulating the calculation of these amounts through the presentation of appraisal reports to be prepared by accredited companies. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

h) This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2 Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2026, 2025 indicators are repeated on an unaltered basis throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2021							
Loans and financing	Note 22	37,039	97,025	729,794	2,047,981	2,234,468	5,146,307
Debentures	Note 23	65,956	56,696	2,727,331	6,362,806	2,029,487	11,242,276
Accounts payable related to concession	Rate of return + IGP-M and IPCA	8,948	17,904	82,977	500,875	2,431,666	3,042,370
Accounts payable to suppliers	-	2,355,760	236,941	51,322	66,961	-	2,710,984
PIS and Cofins to be refunded to consumers	-	-	-	-	3,363,440	-	3,363,440
Special Tax Regularization Program - Pert	Selic	4,375	8,829	41,411	258,120	232,257	544,992
Sectorial financial liabilities	Selic	11,736	23,760	112,857	182,395	-	330,748
Lease liability	Note 28	5,444	10,919	48,886	119,212	207,099	391,560
		2,489,258	**452,074**	**3,794,578**	**12,901,790**	**7,134,977**	**26,772,677**

(a) Effective interest rate - weighted average.

As disclosed in Notes 22.5 and 23.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant, and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these financial statements and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$5.50) based on the median market expectation for 2022 according to the Focus Report of February 18, 2022, issued by the Central Bank of Brazil, with the exception of the amounts related to the STN, which for the probable scenario considered the balances effectively realized, since the operation was settled on March 10, 2022. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline 12.31.2021	Projected scenarios Probable	Scenario 1	Scenario 2
Financial assets					
Collaterals and escrow accounts - STN	USD depreciation	142,764	(14,967)	(a)	(a)
		142,764	**(14,967)**	**(a)**	**(a)**
Financial liabilities					
Loans and financing - STN	USD appreciation	(150,572)	13,425	(a)	(a)
Suppliers					
Eletrobras (Itaipu)	USD appreciation	(304,215)	4,388	(70,568)	(145,525)
Acquisition of gas	USD appreciation	(60,121)	867	(13,946)	(28,759)
		(514,908)	**18,680**	**(84,514)**	**(174,284)**

(a) Projected scenarios not evaluated. Probable value reflects the settlement value of the transaction, which took place on March 10, 2022.

b) Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions. These derivatives were contracted considering that in the supply contracts for wind turbines of companies in the Jandaíra wind complex, controlled by Copel GeT, disbursement installments in Euro are foreseen. Sporadic gains and losses are recognized in the Company's statement of income.

Based on the notional amount of €2.200 outstanding at the date of these financial statements, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate. The net asset balance recorded is shown in Note 12.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the balances effectively carried out.

Consolidated	Exchange rate variation	Baseline 12.31.2021	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Gains (losses) on operations with derivative financial instruments	Increase	2,907	996	(a)	(a)
	Decrease	2,907	996	(a)	(a)

(a) Projected scenarios not evaluated. Probable value reflects the settlement value of the transaction, which took place on March 10, 2022.

c) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these financial statements and the probable scenario assumes balances reflecting varying indicators (CDI/Selic - 12.25%, IPCA - 5.56%, IGP-DI - 8.09%, IGP-M - 8.12% and TJLP - 6.55%) estimated as market average projections for 2022 according to the Focus Report of February 18, 2022, issued by the Central Bank of Brazil, except IGP-DI and TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Interest rate risk and monetary variation	**Risk**	**12.31.2021**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Bonds and securities	Low CDI/SELIC	361,058	41,522	31,159	20,760
Collaterals and escrow accounts	Low CDI/SELIC	182	21	15	11
Sectorial financial assets	Low Selic	767,480	94,016	70,512	47,008
Accounts receivable - concessions	Low IPCA	2,164,585	120,351	90,263	60,175
Accounts receivable - generation concessions	Undefined (a)	102,220	-	-	-
		3,395,525	**255,910**	**191,949**	**127,954**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(641,207)	(78,548)	(98,185)	(117,822)
BNDES	High TJLP	(1,864,177)	(122,023)	(152,529)	(183,035)
BNDES	High IPCA	(348,305)	(19,366)	(24,207)	(29,049)
Banco do Nordeste	High IPCA	(626,043)	(76,690)	(95,863)	(115,035)
Banco do Brasil - BNDES Transfer	High TJLP	(72,109)	(4,720)	(5,900)	(7,080)
Caixa Econômica Federal	High TJLP	-	-	-	-
Other	No risk	(35,856)	-	-	-
Debentures	High CDI/SELIC	(5,627,350)	(689,350)	(861,688)	(1,034,026)
Debentures	High IPCA	(2,513,179)	(139,733)	(174,666)	(209,599)
Debentures	High TJLP	(100,240)	(6,561)	(8,202)	(9,842)
Sectorial financial liabilities	High Selic	(293,179)	(35,914)	(44,893)	(53,872)
Special Tax Regularization Program - Pert	High Selic	(421,694)	(51,658)	(64,572)	(77,486)
Accounts payable related to concession	High IGP-M	(844,599)	(68,581)	(85,727)	(102,872)
Accounts payable related to concession	High IPCA	(59,360)	(3,300)	(4,125)	(4,951)
		(13,447,298)	**(1,296,444)**	**(1,620,557)**	**(1,944,669)**

(a) Risk assessment still requires ruling by the Concession grantor.

36.2.4 Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From September 2020, the National Interconnected System has been presenting the worst record of Affluent Natural Energies in the aggregate of its uses. The Ministry of Mines and Energy and other sector bodies are working to mitigate the risks of rationing, with emphasis on a high thermoelectric dispatch outside the order of cost merit, as well as the relaxation of restrictions on the system's hydroelectric operation. Additionally, considering the strong wind generation in the Northeast and the generation of biomass in the Southeast, it is estimated that the risk of energy shortages in 2021 and 2022 will be minimized, according to official information published so far.

In order to mitigate the risk of meeting instant demand, the MME is managing large energy consumers in order to migrate their consumption from periods of greater demand. Which, in general, means moving production into the early morning hours. This guarantees the service to consumers with greater economy, since the operation in periods of high demand is very expensive.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections, with the authorization of a reduced dispatch of thermal generation outside the order of merit of cost by ONS, which for in turn, it has dispatched the amounts necessary for a safe operation to the National Interconnected System.

Although dam storage levels are not ideal, from the standpoint of the bodies responsible for planning the operation of the system, when combined with other variables, such as affluent flows, wind and solar generation, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (CNPE) in all subsystems (maximum risk of 5%).

36.2.5 Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Compensation was established through the extension of the concession period of the plants contemplated by Law No. 13,203/2015, ratification of the period of extension of the concession of these plants through Ratification Resolutions No. 2919/2021 and No. 2932/2021 (Note 1-b).

For HPP Governador Bento Munhoz da Rocha Netto - HPP GBM (1,676 MW), whose concession will end in 2024, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until January 2024, and the Guaricana and Chaminé HPPs until July and August, 2025, repectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

Copel GeT has no transmission concession to expire in the next ten years.

36.2.7 Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS's concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

On November 17, 2020, Aneel approved Normative Resolution 896, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
Until 2020	Economic - financial efficiency and quality	2 consecutive years or at the end of the 5-year period (2020)	Concession termination
	Quality Indicators	2 consecutive years or 3 times in 5 years	Limitation of dividend and interest on equity distribution
	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation of dividend and interest on equity distribution Restrictive regime for contracts with related parties
From the 6th year of (2021)	Economic - financial efficiency	2 consecutive years	Concession termination
	Quality Indicators	3 consecutive years	

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets for Copel Distribuição in 2021

The criterion of efficiency in relation to economic-financial management is considered non-compliance when there is an inadequacy non-compliance or when the EBITDA is lower than the QRR. The calculation of results occurs at the end of each year, when the results are disclosed in the Regulatory Financial Statements.

			Quality - limits		Quality (Performed)	
Year	Economic and Financial Management	Realized	DECi	FECi	DECi	FECi
2021	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	9.29	6.84	7.20	4.76

Net Debt	Gross Debt deducted from Financial Assets, with the exception of Financial Assets and Financial Liabilities in administrative or judicial discussion. The accounts that make up the Gross Debt and Financial Assets are defined in the attachment to Resolution No 896/20.
QRR	Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.
Recurring EBITDA	Recurring: refers to Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

Targets for Copel Distribuição from 2016 to 2020

			Quality - limits [a]		Quality (Performed)	
Year	**Economic and Financial Management**	**Realized**	**DECi [b]**	**FECi [b]**	**DECi**	**FECi**
2016			13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0 [c]	661,391	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 [d]	550,675	11.23	8.24	10,29	6,20
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0,8 * SELIC) [d]	822,386	10.12	7.74	9,10	6,00
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1,11 * SELIC) [e]	1,624,821	9.83	7.24	7.81	5.55

(a) According to Aneel's Technical Note No. 0335/2015.

(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) Regulatory EBTIDA adjusted for non-recurring events (Voluntary retirement program, post-employment benefit, provisions and reversals) according to sub-clause six, of the Fifth Amendment to the Concession Agreement.

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus General Market Price Index (IGPM) variation between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.
(e) Selic: limited to 12.87% p.y.

36.2.8 Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagas will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor's market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market and more recently, from 2020, the effects on the market of the governmental measures of social isolation implemented in the fight against the pandemic of the coronavirus Sars-CoV-2 (Covid-19), which caused a significant retraction in the market of distribution concessionaires, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

In relation 2021, the scenarios of supply and demand indicate the occurrence of overcontracting in relation to the contracted portion above the regulatory limits in the calendar year. However, the distributor will continue to exercise continuous vigilance in relation to its contracting levels and occurrences of involuntary events

beyond its management, such as the migration of consumers to the free market and load reduction.

36.2.10 Gas shortage risk

The natural gas market in Paraná covers Compagas consumers (non-thermoelectric market) and the Araucária Thermoelectric Plant (UEG Araucária). This market is currently supplied by contracts with Petrobras, which uses the transport infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). As a result of the public call in 2021, Compagas signed a new contract with Petrobras for the supply of natural gas, effective from 2022 to 2025, which will make it possible to meet the demand that was uncontracted for 2022, as well as part of the estimated demand between 2023 and 2025. On the other hand, UEG Araucária negotiates and enters into short-term natural gas contracts as it does not have electricity generated under contract in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector. This program is advancing, but still requires improvement of the sector's regulation.

In the current natural gas market, there is already a growing supply of natural gas and diversified sources, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG), use of natural gas explored in onshore basins and greater use of natural gas from the pre-salt layer, which has large volumes to be explored. The biggest challenge of the sector still is enabling new producers and traders to access the infrastructure and the consumer market, currently mostly served by Petrobras.

Regarding the transport network, changes in regulation allow new shippers to access the gas pipelines, through public calls carried out by TBG (Gasbol transporter) with the purpose of offering the contracting of capacity in the gas pipeline. In addition, it is important to highlight the periodic updating of the Indicative Gas Pipeline Plan (PIG) coordinated by the EPE, which provides a vision of better structuring of the natural gas transport sector and adequate planning to meet current and future demands, even if for these latter significant investments are required.

Additionally, the new gas law, Law No. 14,134/2021, which replaces Law No. 11,909/2009, was signed, representing another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential expansion, in view of the fact that brings agility to the authorization, implantation and expansion of new ventures, as well as the possibility of third party access to existing infrastructures.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagas, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market and the Law No. 14,134/2021.

36.2.11 Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The consolidated balance recorded in liabilities referring to the non-performance is demonstrated in note 29.

36.2.12 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$7,530,281 for electricity purchase contracts and R$7,881,880 for electricity sales contracts, outstanding at the date of these financial statements, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by ANBIMA, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these financial statements are stated below.

Consolidated	**Assets**	**Liabilities**	**Net**
Current	112,057	(106,889)	5,168
Noncurrent	743,718	(438,579)	305,139
	855,775	**(545,468)**	**310,307**

Sensitivity analysis on the power purchase and sale transactions

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the balances updated with the market price curve and NTN-B rate of December 31, 2021 were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

Consolidated	Price variation	Baseline 12.31.2021	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on purchase and sale of energy	Increase	310,307	299,404	347,905	396,407
	Decrease	310,307	299,404	250,900	202,398

36.2.13 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

36.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

As of December 31, 2021, the ratio attained is shown below:

Consolidated	12.31.2021	12.31.2020
Loans and financing	3,678,444	3,188,531
Debentures	8,147,617	6,757,481
(-) Cash and cash equivalents	(3,472,845)	(3,222,768)
(-) Bonds and securities (current)	(16,121)	(1,465)
(-) Bonds and securities (noncurrent) - debt contract guarantees	(237,183)	(175,901)
(-) Collaterals and escrow accounts STN	(142,764)	(133,521)
Adjusted net debt	**7,957,148**	**6,412,357**
Net income from continuing operations	3,859,045	3,834,172
Equity in earnings of investees	(366,314)	(193,547)
Deferred IRPJ and CSLL	790,406	24,896
Provision for IRPJ and CSLL	469,226	1,260,469
Financial expenses (income), net	327,361	(866,271)
Depreciation and amortization	1,082,539	1,009,913
Ebitda from discontinued operations	1,872,381	259,560
Adjusted ebitda	**8,034,644**	**5,329,192**
Adjusted net debt/Adjusted ebitda	**0.99**	**1.20**

36.3.1 Debt to equity ratio:

		Parent company		Consolidated
Indebtedness	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Loans and financing	791,779	780,514	3,738,269	3,168,710
Debentures	502,400	803,576	8,240,769	8,540,366
(-) Cash and cash equivalents	626,052	42,700	3,472,845	3,222,768
(-) Bonds and securities	91	90	361,058	300,530
Net debt	**668,036**	**1,541,300**	**8,145,135**	**8,185,778**
Equity	21,837,024	19,959,111	22,175,235	20,250,518
Debt to equity ratio	**0.03**	**0.08**	**0.37**	**0.40**

37. Related Party Transactions

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Controlling shareholder								
State of Paraná - dividends payable	-	-	916,379	749,338	-	-	-	-
CRC Transfer (Note 8)	-	1,392,624	-	-	253,990	341,964	-	-
Luz Fraterna Program (a)	5,590	6,682	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	10,378	8,168	-	-	-	-	-	-
Morar Bem Paraná Program (a)	-	1,057	-	-	-	-	-	-
Employees transferred (b)	19	87	-	-	-	-	-	-
Telecommunication services (c)	-	13,686	-	-	19,201	43,248	-	-
Meteorological System of Paraná - Simepar (c) (d)	-	2	938	855	18	48	(10,759)	(8,573)
Entities with significant influence								
BNDES and BNDESPAR - dividends payable (e)	-	-	733,939	568,315	-	-	-	-
Financing (Note 22)	-	-	2,216,516	2,314,166	-	-	(174,210)	(151,850)
Debentures - Compagás (Note 23)	-	-	-	5,890	-	-	(312)	(1,681)
Debentures - wind farms (Note 23) (f)	-	-	231,071	239,249	-	-	(32,249)	(25,891)
State of Paraná investee								
Sanepar (c) (g)	-	223	436	582	2,164	4,956	(8,256)	(6,598)
Use of water taken from plants' reservoirs	-	-	-	-	477	620	-	-
Joint ventures								
Voltalia São Miguel do Gostoso - dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (c) (h) (i) (j)	279	261	1,144	1,401	3,275	3,114	(17,439)	(16,267)
Dividends	2,150	4,443	-	-	-	-	-	-
Integração Maranhense Transmissora (i) (j)	-	-	183	160	-	-	(2,294)	(2,029)
Dividends	2,274	3,806	-	-	-	-	-	-
Matrinchã Transmissora de Energia (i) (j)	-	-	1,065	959	-	-	(13,442)	(11,259)
Dividends	10,091	34,460	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (i) (j)	-	-	489	436	-	-	(6,185)	(5,348)
Dividends	27,198	16,281	-	-	-	-	-	-
Paranaíba Transmissora de Energia (i) (j)	-	-	726	649	-	-	(9,170)	(8,141)
Dividends	4,973	-	-	-	-	-	-	-
Cantareira Transmissora de Energia (i) (j)	-	-	596	468	-	-	(6,569)	(5,912)
Dividends	6,718	6,547	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (i) (j) (k)	1,473	4,034	1,245	990	18,795	17,636	(12,390)	(7,636)
Dividends	13,614	-	-	-	-	-	-	-
Associates								
Dona Francisca Energética S.A. (l)	15	13	2,745	1,436	164	162	(16,239)	(17,078)
Dividends	86	97	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (c) (m)	518	216	-	-	3,010	2,675	-	-
Key management staff								
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(22,204)	(21,935)
Pension and healthcare plans (Note 24.3)	-	-	-	-	-	-	(1,422)	(1,116)
Other related parties								
Fundação Copel (c)	-	40	-	-	173	315	-	-
Administrative property rental	-	-	84,367	1,836	-	-	(6,996)	(1,285)
Pension and healthcare plans (Note 24.3)	-	-	1,295,174	1,493,614	-	-	-	-
Lactec (c) (n)	5	5	2,385	2,747	619	771	(4,002)	(2,702)
Tecpar (c) (o)	-	11	-	-	2,056	862	-	-
Celepar (c) (p)	-	4	-	2	23	51	(9)	(50)

a) The *Luz Fraterna* Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations

maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue. The State of Paraná filed a Request for Amendment of Judgment in November 2021. Copel is awaiting a summons to access the case records and, after that, a decision on the appeal by the judge. Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The *Tarifa Rural Noturna* Program, regulated by Decree 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

The *Morar Bem Paraná* Program, established by Decree 2,845/2011, is an agreement between the Paraná State Government, the Companhia de Habitação do Paraná - Cohapar and Copel DIS, which is managed by Cohapar. Copel's main assignment in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.

d) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.

f) BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

g) Basic sanitation provided by Sanepar.

h) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

i) Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.

j) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k) Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, expired on November 2020, and facility sharing, maturing on January 1, 2043.

l) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

m) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23th, 2025, and connection to the transmission system, maturing on January 1, 2043.

n) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.

o) Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.

p) Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions and of the commitments are eliminated in the consolidated financial statements of the Company.

In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$63,899, and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$31,309.

With regard to the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

37.1 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,339 (R$4,307 at December 31, 2020) and made by Copel Energia, in the amount of R$192,707 (R$112,069 at December 31, 2020).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

	Company	Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1)	Caiuá Transmissora (b)	Financing BNDES	02.15.2029	84,600	34,887	49.0	5,956
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	95,734	49.0	46,910
(3)		Financing	09.15.2032	426,834	393,860		(c)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	315,771	49.0	154,728
(5)		Debentures	12.15.2030	118,000	129,481		63,446
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	381,197	49.0	186,787
(7)		Debentures (2nd)	06.15.2029	180,000	219,345		(c)
(8)		Debentures (3rd)	12.15.2038	135,000	143,274		(d)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	60,694	49.0	(c)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	211,926	50.1	106,175
(11)		Debentures (3rd)	11.15.2041	1,500,000	1,511,366		757,194
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	445,168	24.5	(c)
(13)		Debentures	03.15.2028	120,000	95,868		23,488
							1,344,684

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.

(b) Guarantee awarded of fixed amount pursuant to the contractual provisions and formal requirements of the financial institution

(c) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.

(d) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

Letter of guarantee, provided by Copel GeT: (1)

Corporate guarantee provided by Copel: (2) (4) (5) (6) (10) (11) (13)

Operation guarantee: pledge of shares held by Copel Get in the ventures.

38. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

Consolidated	12.31.2021	12.31.2020
Energy purchase and transportation contracts	132,307,398	132,879,053
Additions to property, plant and equipment		
Construction of transmission lines and substations	-	12,062
Construction of Jandaíra wind farm complex	147,682	330,257
Construction of SHP Bela Vista	-	23,717
Telecommunications works	-	132,430
Acquisition of assets for electricity distribution	1,374,177	978,189
Gas purchase contracts	1,841,767	655,422

39. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.30.2022	2,250,207
Operational risks - Cutia and Bento Miguel	03.29.2023	2,196,012
Named perils	08.24.2022	2,089,718
Operational risks - HPP Colíder	12.01.2022	1,892,320
Operational risks - HPP Governador Jayme Canet Junior	01.22.2023	1,594,472
Fire - owned and rented facilities	08.24.2022	878,937
Operational risks - Brisa Potiguar	06.27.2022	743,616
Operational risks - Elejor	03.11.2023	728,426
Operational risks - UEG Araucária (a)	11.30.2022	699,136
Operational risks - São Bento	06.27.2022	510,557

(a) The insured amount of operational risks - UEG Araucária have been translated from USD into BRL, with the current rate R$5,5805 as of December 31, 2021.

In addition to the insurance policies listed above, the Company take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

40. Additional information to the Statement of Cash Flows

40.1 Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 11.1 and 11.2) and acquisitions of property, plant and equipments (shown in Note 18.2), R$240,718 (R$104,834 on December 31, 2020) and R$19,855 (R$21,773 on December 31, 2020), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 28.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$111,880 (R$104,977 on December 31, 2020), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41. Assets held for sale and discontinued operations

On July 15, 2020, through Relevant Event 07/2020, Copel communicated the approval of the divestment of 100% of the interest in Copel Telecomunicações by the Board of Directors. On this occasion, the beginning of the external phase was also approved, which included: (i) the opening of a Virtual Data-Room ("VDR") with detailed information on the divestment; (ii) sending Paraná State Court of Auditors - TCE-PR the complete file for analysis; and (iii) the scheduling and holding of a virtual public hearing on the divestment, to be operated jointly with B3 SA - Brasil, Bolsa, Balcão.

On September 16, 2020, Relevant Event 10/2020 announced that the Company's Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$1,401,090 for Equity Value. On this date, Management understood that the criteria determined by IFRS 5 were met to classify the asset as held for sale and for the disclosure of a discontinued operation.

On November 9, 2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount.

On January 14, 2021, the Share Purchase and Sale Agreement (CCVA) was signed with Bordeaux Participações S.A., a company belonging to Bordeaux Fundo de Investimento em Participações Multiestratégia, the winner of the auction.

On August 3, 2021, the sale operation was concluded, as informed in relevant fact 13/21, after compliance with the conditions defined in the Notice and the CCVA, which included, among others, the approvals of CADE and Anatel. Besides that, the updated amount of R$ 2,506,837 was received for the full divestment of Copel Telecomunicações shares, share transfer registration, signature of the closing agreement for the deal and the resignation of the current administrators. Therefore, on August 03, 2021, Copel no longer controlled Copel Telecomunicações, transferring its assets and liabilities and the direction of its business to the acquirer.

The revenues, costs and expenses as well as the cash flow movement resulting from these assets and liabilities were presented in separate lines, as discontinued operation, both in the Statement of Income and Statement of Cash Flows.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that have been sold have ceased, after their reclassification to current assets, in the line item Assets held for sale, in compliance with what determines IFRS 5.

The details of these amounts, as well as the profit resulting from this operation are presented in the following tables:

Statements of Income from discontinued operations	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Net operating revenue	-	-	228,379	355,843
Operating costs	-	-	(19,266)	(100,684)
Gross profit	**-**	**-**	**209,113**	**255,159**
	-	**-**	**-**	**-**
Selling expenses	-	-	(16,745)	(31,244)
General and administrative expenses	-	-	(16,213)	(21,333)
Other operational income (expenses)	-	-	(29,581)	(50,518)
Equity in earnings of investees	68,997	80,221	-	-
	68,997	**80,221**	**(62,539)**	**(103,095)**
Profit (loss) before financial results and taxes	**68,997**	**80,221**	**146,574**	**152,064**
Financial results	-	-	(25,748)	(33,378)
Operating profit (loss)	**68,997**	**80,221**	**120,826**	**118,686**
Income tax and social contribution	-	-	(47,648)	(43,108)
Net income (loss)	**68,997**	**80,221**	**73,178**	**75,578**
Gain on the share sales operation	1,723,913	-	1,723,913	-
Income tax on sales gains	(446,716)	-	(446,716)	-
Deferred income tax on sales gains	(160,818)	-	(160,818)	-
Net income from discontinued operations	**1,185,376**	**80,221**	**1,189,557**	**75,578**

Statements of Cash Flows from discontinued operations	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Net income	1,185,376	80,221	1,189,557	75,578
Adjustments to reconcile net income	(1,185,376)	(80,221)	(803,687)	282,914
Changes in assets and liabilities	-	-	(19,255)	(16,958)
Taxes and charges paid	-	-	(18,044)	(73,050)
Cash flows from operational activities	**-**	**-**	**348,571**	**268,484**
Additions to property, plant and equipment and intangible as	-	-	(62,485)	(73,573)
Disposal Copel Telecom receipt	2,506,837	-	2,506,837	-
Cash flows from investment activities	**2,506,837**	**-**	**2,444,352**	**(73,573)**
Payment of loans and financing and lease	**-**	**-**	(1,850)	(20,038)
Cash flows from financing activities	**-**	**-**	**(1,850)**	**(20,038)**
Changes in cash and cash equivalents	**2,506,837**	**-**	**2,791,073**	**174,873**

Statements of Added Value from discontinued operations	Parent Company		Consolidated	
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Added value to distribute				
Income	-	-	318,607	555,051
(-) Supplies acquired from third parties	-	-	(100,500)	(141,549)
(-) Depreciation and amortization	-	-	-	(141,768)
(+) Transferred added value	1,792,910	80,221	1,745,989	28,444
	1,792,910	**80,221**	**1,964,096**	**300,178**
Distribution of Added Value				
Personnel	-	-	-	-
Government	-	-	119,806	188,340
Third Parties	-	-	45,949	58,879
Shareholders	1,792,910	80,221	1,798,341	52,959
	1,792,910	**80,221**	**1,964,096**	**300,178**

42. Subsequent events

42.1 Water shortage account

On January 13, 2022, Decree 10,939 regulated MP 1,078/2021, which provided for measures to address the financial impacts on the electricity sector arising from the situation of water scarcity and deferrals applied in previous tariff processes, authorizing the contracting of financial operation to face this scenario. On March 15, 2022, Aneel approved a resolution that presents the criteria and procedures for managing the Water Scarcity Account, in which resources will be allocated to cover, in whole or in part, the additional costs temporarily assumed by distribution concessionaires and licensees related to: I – estimate of the balance of the Centralizing Account of Tariff Flag Resources for April 2022; II – costs associated with the Incentive Program for the Voluntary Reduction of Electricity Consumption III; – cost of importing electricity in a decision approved by CREG for the period from July and August 2021; IV – deferrals referred to in § 1-I of art. 13 of Law 10,438/2002; V - fixed revenue for the period from May to December 2022 of the Simplified Competitive Procedure - PCS of 2021. The distributors must declare the amounts of their resources to Aneel within 10 days after the publication of the resolution, and the agency will evaluate and approve the amounts and authorize the CCEE to make the transfers.

Curitiba, March 22, 2022

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Enterprise Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer

Ronaldo Bosco Soares
Accountant - CRC PR-043819/O-0

Deloitte.

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel – 18° andar
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR'S REPORT ON THE
INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Management and Shareholders of
Companhia Paranaense de Energia – COPEL

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Paranaense de Energia - COPEL ("Company"), identified as Parent and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2021, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Paranaense de Energia - COPEL as of December 31, 2021, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB").

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council ("CFC"), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Deloitte.

Recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid

As described in notes 4.12 and 32 to the individual and consolidated financial statements, the Company records unbilled revenue calculated between the date of the last measurement and the end of the month, on estimated basis, based on the average of the last billing. The Company bills its consumers on a monthly basis based on the energy measured. Unbilled revenue is estimated between the date of the last measurement and the end of the month, based on the prior month billing, and is thus recognized as revenue at the end of the month in which the service was provided. At the end of each month, the volume of energy delivered to consumers since the date of the last measurement is estimated and the corresponding unbilled revenue is determined considering the estimated daily consumption and the applicable rates per consumer class, reflecting historical trends and significant experience. The differences between estimated unbilled and real revenue are recognized in the next month.

This matter was considered a key audit matter due to the judgment necessary to audit the recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid, including the methods and assumptions used to estimate unbilled revenue, as well as the use of automated systems to process and recognize revenue. The performance of audit procedures on revenue required auditor's judgment and extensive audit work, including the involvement of our Information Technology (IT) specialists.

To address this key audit matter our audit procedures on revenue recognition included the following, among others: (a) evaluating the design, implementation and operating effectiveness of the Company's and its subsidiaries' internal control activities relating to the process for measuring energy volumes and prices, as well as controls over estimated unbilled revenue; (b) involving our information technology specialists to identify the relevant systems used to process revenue transactions, testing general information technology controls relating to the access, modification and operation of these systems and testing of interface controls and automated controls relating to the significant revenue streams, as well as the controls over estimates to ensure the accuracy and completeness of revenue; (c) evaluating the appropriateness and consistency of the methods and assumptions used by Management to develop unbilled revenue estimates, testing the mathematical accuracy of the estimates prepared by Management for the unbilled revenue and evaluating Management's ability to accurately estimate the unbilled revenue, by comparing the actual subsequent revenue with Management's historical estimates for the related revenue streams; (d) performing a test that comprised developing an independent expectation of the revenue amounts and its comparison with revenue effectively recognized; (e) testing revenue transactions, on a sample basis, by comparing the amounts recognized with the supporting documents, testing the mathematical accuracy of the revenue recognized and verifying its subsequent receipt; and (f) assessing the disclosures made by Management in the individual and consolidated financial statements .

Based on the audit procedures described above and the audit evidence obtained, we considered that the capture, processing, recognition, and the related disclosures on the recognition of the Company's and its subsidiaries' revenue are acceptable in the context of the individual and consolidated financial statements taken as whole.

Provision for legal claims and contingent liabilities

As described in notes 4.11 and 30 to the individual and consolidated financial statements, the Company and its subsidiaries are parties to several lawsuits and administrative proceedings before different courts. Based on assessments made by its legal counsel, Management recognized a provision for those lawsuits which likelihood of loss is probable. Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows related to the lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of the Brazilian legal, tax and regulatory systems, and that the final resolution on the proceedings for which a provision was recognized depends on the conclusion of the lawsuits.

This matter was considered a key audit matter due to the judgment required to determine the likelihood of loss, the subjectivity necessary to measure the provision for litigation and prepare the related disclosures in the financial statements, which requires the use of technical and historical knowledge of the Company and its subsidiaries and the review by Management of relevant case law per individual lawsuit.

To address this key audit matter our audit procedures included the following, among others: (a) evaluating the design, implementation and operating effectiveness of relevant internal controls over the provisions for legal claims and evaluation of contingent liabilities, including those related to the completeness and review of new and ongoing lawsuits, as well as controls over the measurement of potential losses; (b) testing, with the assistance of our information technology specialists, the general information technology controls of the information systems used by Management to monitor and evaluate ongoing lawsuits; (c) testing the completeness and accuracy of the database used by Management for determining the likelihood of loss and measuring potential losses; (d) obtaining independent confirmation from the outside legal counsel and the attorneys in charge of the lawsuits on the classification of the likelihood of loss for the Company and its subsidiaries, including the amount involved; (e) reading the minutes of the meetings of the Board of Directors and Management to find evidence of any undisclosed contingencies or unrecognized provisions; (f) evaluating the assumptions and judgments used by Management in developing these estimates, with the support of our tax and environmental specialists; and (f) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we considered that the provision for legal claims estimated by Management, as well as the related disclosures of the provisions and contingent liabilities, are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Renegotiation of the hydrological risk (Generation Scaling Factor-GSF)

As described in note 1(b) to the individual and consolidated financial statements, upon recognition of the effects relating to the renegotiation of the hydrological risk prescribed by Law 14.052, which amended Law 13.203/2015, and which methodology for calculation of the compensation and the procedures for the renegotiation were established by Aneel Regulatory Resolution 895, judgment was exercised in the development and application of the accounting policy and measurement of the fair value of the intangible asset, based on the Company's best estimate.

This matter was considered a key audit matter due to this judgment exercised by Management in the application of the accounting pronouncements to define the existence of the intangible asset and its recognition at fair value and the corresponding impact on the Company's results of operations.

To address this key audit matter our audit procedures included the following, among others: (a) evaluating the design, implementation and operating effectiveness of the Company's and its subsidiaries' internal control activities relating to Management's process to measure the fair value of the asset to be recognized in the financial statements; (b) evaluating the accounting policy and corresponding methodology defined by Management for fair value measurement (discounted cash flow model); (c) evaluating the key business assumptions used in the discounted cash flow model, more specifically related to the projected revenue and estimated costs; (d) evaluating the period for recognition of the asset and revenue deriving from the renegotiation; (e) evaluating the accounting for as intangible asset and the amount recognized in other operational income; (f) involving our specialists in technical accounting and audit standards to assist us with the assessment of the accounting policy and corresponding methodology defined by Management for fair value measurement, as well as with the assessment of the recognition period; and (g) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we consider that the recognition of the intangible asset and the related disclosures on the hydrological risk renegotiation are acceptable in the context of the individual and consolidated financial statements taken as whole.

Emphasis of matter

COVID-19-related matters

We draw attention to note 1 to the individual and consolidated financial statements, where the Company describes the effects and potential effects arising from COVID-19 on its operations, as well as the planned actions and actions adopted so far. Our opinion is not qualified in respect of this matter.

Other matters

Statements of value added

The individual and consolidated statements of added value for the year ended December 31, 2021, prepared under the responsibility of the Company's Management and disclosed as supplemental information for purposes of the IFRS, were subject to audit procedures performed together with the audit of the Company's financial statement. In forming our opinion, we evaluated whether these statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 –Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor's report

Management is responsible for such other information. The other information comprises the Management's Report.

Our opinion on the individual and consolidated financial statements does not cover the Management's Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management's Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management's Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRSs"), issued by the International Accounting Standards Board ("IASB"), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Deloitte.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

Curitiba, March 22, 2022

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Jonas Dal Ponte
Engagement Partner

ANNUAL STATUTORY AUDIT COMMITTEE REPORT

1. PRESENTATION AND GENERAL INFORMATION

Copel's Statutory Audit Committee (CAE) is established in Section I of Chapter V of the Bylaws, being composed of 03 (three) to 05 (five) members chosen by the Board of Directors, elected and dismissed by such body, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times. In the composition of the CAE, the following requirements are observed:

> *I. having the majority of independent members of the Board of Directors,pursuant to Federal Law No.13,303/2016;*
> *II at least 01 (one) member of the Statutory Audit Committee shall haverecognized professional experience in matters of corporate accounting,auditing and finance, allowing such member to be considered a financialexpert according to the current legislation;*
> *III At least 01 (one) of the Committee members shall be a member of the Board of Directors;*
> *IV at least 01 (one) of the Committee members shall not be a member of the Board of Directors and shall be chosen from among market people of outstanding experience and technical capacity; and*
> *V the chairman of the Committee shall be a member of the Board of Directors.*

The characteristics, composition, functioning and competences of the Committee are established in specific Internal Regulations. This Committee advises and reports to the Board of Directors, to which it is directly linked.

The main duties of the Statutory Audit Committee are to ensure the quality and integrity of the Company's financial statements; compliance with legal and regulatory requirements; the performance, independence and quality of the work of the Independent Audit firm engaged to issue an opinion on the financial statements; the performance and quality of the work of the Internal Audit; and for the quality and efficiency of internal control and risk management systems.

Since 2019, the CAE has had a work plan to support its activities. Initially, the plan was developed by the consulting firm PricewaterhouseCoopers - PwC in conjunction with Copel Internal Audit team. In developing the plan, current legislation, internal regulations and best market practices. To study and develop this plan, PwC used the following work methodology: mapping the responsibilities of the CAE; plan to meet responsibilities; reference benchmarks; training aspects and discussions with the Committee. As a result, the consulting firm presented a work plan listing the requirements and recommendations for CAE operation, as well as a schedule for the performance of these activities over one year. The structure of this schedule includes the matters to be covered; the internal area responsible for support; the activity to be performed; the references in relation to Law 13313/2016, to Sarbanes-Oxley Act - SOx 301/407, to CVM Instruction 509/2011, and to best governance practices; the frequency of presentation of the matters and the estimated duration of discussion and the distribution of these matters throughout the year.

In 2021, at the request of the CAE, there was a work to restructure the work plan, with a view to its improvement, with the support of the consulting firm Ernst & Young - EY, together with the advice of the CAE, Copel's Internal Audit and Corporate Governance Secretariat. The restructuring considered current legislation, Bylaws, other internal regulations and good market practices. The work methodology included: review of the CAE's responsibilities; way of meeting responsibilities; benchmark references; interactions with Copel's Internal Audit and Corporate Governance Secretariat and discussions with the Committee. As a result, considering the report presented by the consultancy, the CAE 2022 Annual Work Plan was prepared, including a detailed schedule of matters to be addressed and the internal area responsible for support; the activity to be developed; references in relation to Law 13313/2016, to Sarbanes-Oxley Act - SOx 301/407, to CVM Instruction 509, and to best governance practices; the frequency of presentation of the matters and the estimated duration of discussion and the distribution of these matters throughout the year in order to optimize the Committee schedule.

The CAE 2022 Annual Work Plan brings 20 main topics, distributed in 86 fixed items throughout the year,

distributed in its 12 regular meetings.

The independent audit, currently Deloitte Touche Tohmatsu Auditores Independentes - Deloitte, are responsible for auditing the financial statements and must ensure that these present fairly the financial position of the Company - Copel Holding and the consolidated financial statements of its wholly-owned subsidiaries (GeT, DIS, CTE[1], COM, SERVIÇOS and Eólicas) and subsidiaries in accordance with accounting practices adopted in Brazil, Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission (CVM), already aligned with international accounting standards, and standards issued by the Brazilian Electricity Regulatory Agency - ANEEL and the Brazilian Telecommunications Regulatory Agency - ANATEL. In addition, Deloitte is also responsible for assessing the internal control environment of Copel Holding and its wholly-owned subsidiaries, as these are subject to the Sarbanes-Oxley Act - SOx.

The Statutory Audit Committee shall prepare the Statutory Audit Committee Report on an annual basis, containing the following information: (i) its activities, findings, conclusions and recommendations in the period, including analysis of the effectiveness of such activities; (ii) an evaluation of the effectiveness of internal control and risk management systems, recording any weaknesses; (iii) a description of the recommendations presented to the boards, recording those not complied with and any justification; (iv) an evaluation of the effectiveness of the work of the independent auditing firm and the Internal Audit, verifying compliance with legislation, the Company's regulations and internal standards, recording any weaknesses; and (v) an evaluation of the financial statements, with emphasis on the application of the accounting practices adopted in Brazil and abroad, in addition to compliance with standards issued by regulatory agencies, recording any differences and weaknesses.

2. HISTORY OF COMMITTEE COMPOSITION

Initially created in order for the Company to comply with the requirements of the Sarbanes-Oxley Act - SOx, which regulates the activities of publicly traded companies with shares traded on the NYSE stock exchange in the United States, the Audit Committee, linked to the Board of Directors, has been in operation since May 2005. With the amendment of the Company's Bylaws, approved at the 195th Extraordinary General Meeting of Shareholders held on June 7, 2017, the Committee was renamed the Statutory Audit Committee (CAE).

On March 3, 2021, with the amendment of the Company's Bylaws, approved by the 201st Extraordinary General Meeting of Shareholders, the Statutory Audit Committee was amended, when it became allowed to be composed of between 03 (three) and 05 (five) members, provided that most of these fit the independence criteria under Federal Law No. 13,303/2016; that at least 01 (one) member has recognized professional experience in corporate accounting, auditing and finance matters, which characterizes as a "financial expert" under the terms of current legislation; that at least 01 (one) of the members was a member of the Board of Directors; at least 01 (one) of the external member, chosen from among market people of notorious experience and technical capacity; and that the Chairman of the Committee be a member of the Board of Directors.

In 2021, the Committee had the following composition, elected for the 2021/2023 term of office: Members Marco Antônio Barbosa Cândido (as Chairman); Carlos Biedermann (as financial expert) and Luiz Cláudio Maia Vieira (external professional), all independent members, in accordance with Federal Law 13303/2016, and who meet the independence requirements imposed by the Securities and Exchange Commission - SEC and the New York Stock Exchange - NYSE.

Considering the need for the Statutory Audit Committee - CAE, the availability of an internal professional, with exclusive dedication, to assist Committe in the performance of its duties, it was resolved at the 226th Meeting of the Statutory Audit Committee - CAE, of November 06, 2020, the designation of Copel CAE advisor, Adilson Dvulathca (registry 49438), according to Circular-058/2020, dated November 10, 2020.

[1] See Note 41, on August 3, 2021, the divestment of Copel Telecomunicações S.A. was concluded.

3. SUMMARY OF ACTIVITIES IN 2021

3.1. MEETINGS HELD AND MAIN CHARACTERISTICS

The items of the meetings held in 2021 were based on the work plan prepared for the Statutory Audit Committee, which indicates the following matters for the discussion by the Committee over the year, distributed over at least 12 meetings: analysis of accounting information; external audit; whistleblowing channel; training; compliance; hiring/consulting; internal controls, internal audit and financial statements; debriefing; disclosure; finances and financial statements; risk management; budget; other extraordinary matters; related parties; CAE internal rules and Copel's internal regulations related to the CAE.

During the period from January 1 to December 31, 2021, 20 meetings of Copel´s Statutory Audit Committee were held, which included 153 items, involving members of the Executive Board, Managers, Internal Auditors and Independent Auditors.

The decisions taken and the recommendations made by the CAE were duly recorded in the minutes. The main topics discussed during the meetings were reported, on a monthly basis, at the ordinary meetings of the Board of Directors, detailing the activities and recommendations addressed to the different areas of the Company and its subsidiaries and associates as well as the discussions and the findings regarding monitoring of the Internal Auditor and Independent Auditor activities. These reports were summarized in the minutes of the Board of Directors meeting

ITEMS BY SUBJECT:

The summary of the scope of the items carried out is as follows:


26
25
16
19
4
4
13
7
18
5
14
2
Appreciation of financial statements and management report (26)
CAE subjects (25)
Independent Audit (16)
Internal Audit, Fundação Copel, Internal Controls and Financial Statements (19)
Whistleblowing Channel and Ethics Committee (4)
Compliance (4)
Debriefing (13)
Disclosure (7)
Finance and financial statements (18)
Risk management (5)
Related parties (14)
Others (2)

3.2. INDEPENDENT AUDIT

During the course of 2021, the meetings of the Statutory Audit Committee contemplated 16 items regarding the participation of the Independent Audit. These items addressed the progress of the work of the Independent Auditor Deloitte for the Form 20-F, as of 2020; the planning of the Independent Audit work for 2021; internal control; an analysis of significant matters addressed by the Independent Auditor; monitoring the status of action plans and/ or projects to mitigate weaknesses identified by the independent audit, over the 2021 period; contracting of additional services related to the Independent Audit of Copel Distribuição S.A.

The Committee assesses the volume and quality of the information provided, which supports its opinion on the adequacy and integrity of internal control systems and financial statements, as satisfactory. No situations were identified that could affect the objectivity and independence of the independent auditors. As a result, the Statutory Audit Committee evaluates the coverage and quality of the work performed by the Independent Audit, regarding the financial statements for the fiscal year ended December 31, 2021, as adequate.

Monthly, the Committee reviews decisions taken on matters related to independent audit.

3.3. FINANCIAL STATEMENTS AND MANAGEMENT REPORT

During the course of 2021, 26 items were carried out, all of which were considered the financial statements as their object and 9 of them, the Management Report. These items addressed the analysis and recommendation for approval of the Annual Management Report and Financial Statements for the year 2020; a preliminary review of the Interim Financial Statements - 1st, 2nd and 3rd Quarters of 2021; the Proposal of the Executive Board for Allocation of Profit for 2020 and for Payment of Profit Sharing related to the Integration between Capital and Labor and Incentive to Productivity.

The Committee discussed the findings of the work with the Independent Auditors, the key audit matters described in its report and its conclusions on the audit of these financial statements, and the opinion of the Independent Auditors does not contain any qualifications. The main points discussed were also related to the accounting practices adopted in Brazil, as well as recommendations, other issues in the reports on internal controls and presentation of the financial statements. The Committee found that the financial statements of the Company - Copel Holding and the consolidated financial statements of the wholly-owned subsidiaries and subsidiaries - are appropriate in relation to accounting practices and Brazilian corporate law, as well as the rules issued by the Brazilian Electricity Regulatory Agency - ANEEL and the Brazilian Telecommunications Regulatory Agency - ANATEL[2], as well as the rules of the Brazilian Securities and Exchange Commission (CVM) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB, and the standards issued by the Securities and Exchange Commission - SEC and the Sarbanes-Oxley Act - SOx

3.4. INTERNAL AUDIT

During the course of 2021, 19 items were discussed with the Internal Audit, in meetings of the Statutory Audit Committee. During this period, the Committee monitored the activities of the Internal Audit and verified its recommendations, approved the Annual Report on the Activities of the Internal Audit (Raint) 2020 and the Annual Internal Audit Plan - Paint 2020/2021; and was made aware of the evaluation of the Internal Audit on Risk Management in the Company and on the work related to the Sarbanes-Oxley Act - SOx.

At the 240th Meeting, on July 13, 2021, Fundação Copel de Previdência e Assistência Social presented information about the Pension Plans sponsored by Copel and managed by the Funação Copel and the impacts of the Covid-19 pandemic on the Copel Foundation's Investment Portfolio. At the 248th Meeting, on December 07, 2021, Fundação Copel presented monitoring of the Pension Plans.

The Committee assesses the volume and quality of the information provided which supports its opinion on the adequacy and integrity of internal control systems and financial statements as satisfactory. No situations were identified that may affect the objectivity and independence of the Independent Audit.

Monthly, the Committee reviews decisions taken on matters related to internal auditing.

3.5. INTERNAL CONTROL SYSTEMS

During the course of 2021, 8 items regarding internal controls were considered in meetings of the Statutory Audit Committee. During this period, the Committee received a report on the work related to internal controls; and received an update on audit status from Deloitte regarding these Internal Controls.

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[2] See Note 41, on August 3, 2021, the divestment of Copel Telecomunicações S.A. was concluded.

The methodology adopted by the Company for the analysis of internal controls is in line with the structure of the Internal Control - Integrated Framework, defined by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the Sarbanes-Oxley Act - SOx. The Company's management is responsible for the implementation of policies, procedures, processes and practices of internal controls that allow the safeguard of assets, timely recognition of liabilities, adherence to rules as well as the integrity and accuracy of information. The Internal Audit is responsible for assessing the degree of compliance or observance, by all areas of the Company, with internal control procedures and practices and that these are being applied effectively.

The Committee also encouraged and validated the creation of control instruments (Internal Policies, Administrative Rules, among others) to ensure the smooth running of the Company's activities, including those of its subsidiaries and associates.

Although the issue has been dealt with in specific items, it continues to permeate other items of the Committee work agenda, having been discussed at length during the year by the members of the CAE. Monthly, the Committee reviews decisions taken on matters related to internal control systems.

3.6. OMBUDSMAN AND WHISTLEBLOWING

During 2021, 4 items regarding the Whistleblowing Channel were covered in meetings of the Statutory Audit Committee. These items addressed the follow-up, during the year, about specific meetings, complaints received by the Channel that, due to their nature, had a more intensive treatment of investigation through the Internal Audit.

The Whistleblowing Channel Monitoring is presented to the CAE on a quarterly basis by the Compliance area and, monthly, the Audit presents the findings related to the complaints received.

Monthly, the Committee reviews decisions taken on matters related to the ombudsman and whistleblowing channel.

3.7. RISK MANAGEMENT AND MONITORING

During 2021, there were 5 Risks Management and Monitoring items discussed in meetings of the Statutory Audit Committee. These items addressed the reporting of work on risk management, the review of strategic risks and review of the Company's Integrity Program.

CAE, in order to reinforce the quality of the risk matrix, stated that the need for a quarterly analysis of the risk matrix as well as mitigation plans arising, by the Committee, and semi-annual analysis by the Board of Directors as well as the resulting mitigation plans must be added. In addition, the review of the Company's Risk Management Policy was analyzed by the Committee.

Monthly, the Committee reviews decisions taken on matters related to risk management and monitoring.

3.8. RELATED PARTIES TRANSACTIONS

One of the functions of the Statutory Audit Committee is "to evaluate and monitor, in conjunction with management and the Internal Audit area, the adequacy of related parties transactions carried out by the Company."

During the course of 2021, there were 14 items regarding related parties transactions addressed at CAE meetings. These items considered, in addition to the recommendation for approval of the transactions themselves, the review of the Related Parties Transactions and Conflicts of Interest Policy and the monitoring of operations/transactions with Related Parties.

Monthly, the Committee reviews decisions taken on matters concerning related parties transactions.

3.9. OTHER ACTIVITIES

In addition to the aforementioned activities, the Statutory Audit Committee discussed other items in regular meetings related to the matters already indicated in this report and other matters indicated in the CAE work plan which are: compliance; debriefing; disclosure; finances and financial statements; monitoring of decisions; budget; and CAE independence regulations. Furthermore, other matters indicated were also considered, when applicable, together with the other items mentioned earlier in this report.

These items dealt with the Company's Internal Policies, such as: financial investment, investment, engaging independent auditing services, integrity and updating the integrity program.

In relation to subsidiaries and associates, the CAE monitored them throughout the year in its meetings, in accordance with the attributions defined in its Internal Regulations, considering the relevance, materiality and risks of the businesses in which the Company participates.

As part of its 2021 scheduling, the Statutory Audit Committee discussed its work plan and analyzed the results of the Committee performance evaluations.

Considering the need for the availability of an internal professional with exclusive dedication to assist the Committee in the performance of the duties of the Statutory Audit Committee - CAE, since 2020, Adilson Dvulathca (registry 49438) has been appointed as Copel's CAE advisor, according to Circular-058/2020, of November 10, 2020. in compliance with the resolution of the 226th Meeting, of November 6, 2020.

4. STATUTORY AUDIT COMMITTEE COMMUNICATION

4.1. BOARD OF DIRECTORS

The Statutory Audit Committee reports its activities monthly at the ordinary meetings of the Board of Directors, presenting the matters discussed, its position and requests made to the various areas of the Company. In specific resolutions, the Statutory Audit Committee issues notice to the Board of Directors, with its position and recommendations.

4.2. SENIOR MANAGEMENT - EXECUTIVE BOARD AND MANAGERS

For all meetings of the Statutory Audit Committee, the Boards involved in the topics to be discussed are invited and recommend participation of the Managers of the areas responsible for the items to be addressed. In addition, it also occurs that the Executive Managements, through their Boards, propose items for presentation to the Statutory Audit Committee, as regards the competences of this Committee, particularly those matters that will be submitted for consideration and decision by the Board of Directors

5. RECOMMENDATIONS TO THE EXECUTIVE BOARD

- Reporting by the Ethics Committee and Whistleblowing Channel.

CAE recommended to the Governance, Risk and Compliance Board (DRC), on the occasion of the periodic report by the Ethics Committee and Whistleblower Channel, the need for formal records regarding the warnings applied by the Company in the cases dealt with by the Ethics Committee and the possibility, to be verified by the DRC, to define in the Code of Conduct, rules for quarantine for employees who leave the Company.

- Preparation and approval of DFs.

The Statutory Audit Committee asked the Financial and Investor Relations Board (DFI) to analyze the possibility of adjusting the schedule for deliberations on the Financial Statements and other related topics of the Subsidiaries fo Copel (Holding) and deliberation of the Financial Statements of Copel (Holding).

Additionally, it asked DFI to present its projects and opportunities for improvements in process to meet the

Company's needs.

- Bidding process for Independent Auditor services.

CAE recommended to the Financial and Investor Relations Board (DFI) that in the bidding processes for contracting independent audit services, it is prohibited to charge additional hours without negotiation and prior approval and that the Internal Audit review the process prior to the disclosure of the final result. CAE monitors the quality of the performance of the independent audit contract, as well as the conditions for its renewal. Additionally, the Committee aligned the *modus operandi* with the independent audit regarding the deadlines and schedule of meetings of the Committee in order to ensure synergy in the process.

- Quarterly report on the monitoring of the Company's risk portfolio.

CAE recommended to the Governance, Risk and Compliance Board (DRC), when monitoring the Company's risk portfolio, to maintain quarterly reports, and that, in the next Portfolio review, the probability and impact of risks be reviewed, in order to improve their comparability.

- Reporting on cybersecurity work

Copel's Statutory Audit Committee has been systematically making efforts to monitor the improvements promoted by the Company in relation to cybersecurity. The topic is the regular agenda of the Committee at its meetings, with support from both the Business Management Board and the Executive Board, Internal Audit and Independent Audit.

The Committee Members stated that several measures were requested from the Company's Executive Board, in particular the robustness of the internal control systems of Copel and its Subsidiaries, monthly follow-up and monitoring of deficiencies identified by the external audit, contracting of an independent consultancy to assist in the process review of the Copel's internal controls, among other measures that may be evidenced in the minutes of this Committee's Meetings.

- Internal Audit

The CAE recommended that the Internal Audit review, together with the external auditor, Deloitte, the necessary requirements for the Internal Audit's work to be used by the independent auditors, in order to optimize efforts.

Upon approval of “PAINT”, the CAE asked Internal Audit to review its “Internal Audit Training Plan for 2022”, considering market trends and evolution of the Company's employees.

- Adaptation to GDPR

On the occasion of the report on the Company's actions to adapt to the General Data Protection Law - GDPR, the CAE requested the D.P.O. that adverse or extraordinary events on the GDPR must be timely reported to the CAE and the Board of Directors.

6. CONCLUSIONS AND RECOMMENDATION TO THE BOARD OF DIRECTORS

The members of the Statutory Audit Committee, in the exercise of their duties and legal responsibilities, examined and analyzed the financial statements of the Company - Copel (Holding) and the consolidated financial statements of the subsidiaries, accompanied by the Independent Auditor´s Report and the Annual

Management Report for the fiscal year ended December 31, 2021. Considering all the analyses, studies and discussions carried out during the meetings as well as the monitoring and supervision work carried out by the CAE - previously described in summarized form – in addition to information provided by the Company's Management and by Deloitte Touche Tohmatsu Auditores Independentes, the members of the Statutory Audit Committee consider that all material facts are adequately disclosed in the audited financial statements at December 31, 2021, in the Annual Report 2021, and recommend their approval by the Board of Directors

Curitiba, March 22, 2022.

MARCO ANTÔNIO BARBOSA CÂNDIDO
Chairman

CARLOS BIEDERMANN
Financial Expert

LUIZ CLÁUDIO MAIA VIEIRA
External Member

SUPERVISORY BOARD'S OPINION ON THE ANNUAL MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR THE YEAR 2021 (CONSOLIDATED) AND ON THE EXECUTIVE BOARD'S PROPOSAL FOR ALLOCATION OF NET INCOME VERIFY IN 2021 AND FOR PAYMENT OF PARTICIPATION REGARDING INTEGRATION BETWEEN CAPITAL AND LABOR

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within their legal and statutory attributions and responsibilities, examined the Financial Statements for the year 2021, which comprise the statements of financial position as of December 31, 2021 and the respective statements of income, comprehensive income, changes in equity and cash flows for the year ended on that date, as well as the corresponding notes to the financial statements and the Executive Board's Proposal for Allocation of Net Income for the Year 2021. The minutes were received and analyzed individually by the Directors and discussed with the Management in advance. Based on the work and discussions developed throughout the year, on the analyzes and interviews carried out, on the follow-up and clarifications provided by Management and the Independent Auditors on internal controls, and also considering the Independent Auditor's Report on the Individual and Consolidated Financial Statements, issued by Deloitte Touche Tohmatsu Auditores Independentes without reservations, the Supervisory Board members are of the opinion that the referred Statements are in a position to be forwarded to the General Shareholders' Meeting for deliberation.

Curitiba, March 22, 2022

DEMETRIUS NICHELE MACEI
Chairman

EDUARDO BADYR DONNI

JOSÉ PAULO DA SILVA FILHO

OTAMIR CESAR MARTINS

RAPHAEL MANHÃES MARTINS

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPITAL BUDGET PROPOSAL

In conformity with CVM Instruction 480/2009, in effect since January 1, 2010, below we present the capital budget proposal for 2022, approved at the 221th annual meeting of the Board of Directors of Companhia Paranaense de Energia, held on December 8, 2021, as well as the origin of the funds.

INVESTMENT PROGRAM	R$ thousands
Generation and Transmission (a)	228.088
Distribution	1.634.493
Wind farm projects (b)	179.242
Other (c)	25.281
TOTAL	**2.067.103**

(a) Includes the companies Bela Vista (Generation), Marumbi (Transmission), Costa Oeste (Transmission), Uirapuru (Transmission) and FDA (Generation).

(b) Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis and Vilas Complex.

(c) Includes Holding, Copel Comercialização and Copel Serviços.

Investments in study for future expansion	**498.769**

SOURCES OF FUNDS	R$ thousands
Third party resources	**619.667**
New funding - others financial institutions	619.667
Company Funds, from retention of profits and generation of cash from Company's operations	**1.946.205**
TOTAL	**2.565.872**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, mixed capital corporation, with registered office at Rua José Izidoro Biazetto, 158, Mossunguê, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ/MF) No. 76.483.817/0001-20, for the purpose of the provisions of CVM Instruction 480/2009, state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the financial statements of Copel for the year ended December 31, 2021; and

(ii) We have reviewed and discussed and agree with the financial statements of Copel for the year ended December 31, 2021.

In witness whereof, we sign this document.

Curitiba, March 22, 2022

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer